BehringerHarvard
OPPORTUNITY REIT I, INC.

2011 Annual Report



Tanglewood at Voss
Houston, Texas

Dear Investors,

It was a difficult year for Behringer Harvard Opportunity REIT I, Inc. in 2011. The continuing choppy economic and capital market conditions of recent years have severely impacted the performance of a broad range of asset classes, including many of the assets in which the REIT invested prior to the onset of "The Great Recession" in 2008.

Executing Our Strategy

During this challenging time, we have transitioned into our asset disposition phase and continued to execute our operating strategy. In the near term, this strategy focuses on (1) preserving liquidity to enable us to reinvest in the existing portfolio; make certain capital improvements; pay for leasing commissions, tenant improvements and the REIT's public company operating expenses; and pay down and extend debt maturities associated with the properties; and (2) seeking equity partners as needed. In addition, the overarching goal is to improve asset values and return capital to shareholders as soon as possible.

Asset Disposition Phase

In 2011 we disposed of five assets–Whitewater, Augusta, Regency Center, Crossroads, and GrandMarc at Westberry Place. Consistent with our strategy, we used the proceeds from these sales to reinvest in the existing portfolio and repay debt. In 2012, we will continue to dispose of assets in an orderly process and at the most opportune times. For example, at the three-building Santa Clara Tech Center, Hitachi Data Systems has renewed its full-building, long-term leases in the two buildings it occupies, making them prime candidates for sale at attractive valuations. The third building, the data center conversion project led by our investment partner, has experienced cost overruns. As a result, we have shortened our expected holding period and are contemplating selling our partnership interest. At the Tanglewood at Voss multifamily property, the Houston market is benefiting from reduced rental concessions and a decline in capitalization rates for multifamily properties. We expect to sell this property in 2012. We will continue to evaluate all assets for their potential sale, with the goal of selling most of the portfolio within the next two years.

Reducing Costs and Extending Debt Maturities

We worked to improve the REIT's cost structure and debt profile during 2011. We negotiated a 20% reduction in the annualized rate of the management fee the REIT pays its advisor, effective January 1, 2012. At the REIT's current asset size, this equates to an annual savings of approximately $1 million. At Chase Park Plaza, we replaced the maturing debt with a new three-year debt facility, providing us with additional time to take advantage of expected future increases in the hotel's valuation. In addition, we sold 12 condominiums at the Chase Private Residences, enabling us to pay off the condominium construction loan and place the new debt. Thus far in 2012, we have sold four additional units, with the sale proceeds being used to further reduce the debt, and have two units under contract. We are in the final stages of completing a one-year extension of the REIT's credit facility and are evaluating other loan alternatives for it, which would improve our flexibility in operating the REIT and selling assets to achieve greater value for shareholders.

Management Team

At the beginning of 2012, Michael O'Hanlon joined the REIT as president and chief executive officer, succeeding Robert Aisner who has been elevated to vice chairman. Michael brings more than 30 years of executive experience with a number of respected real estate firms and financial institutions. In addition, Andrew Bruce has been appointed chief financial officer. For the past six years, Andrew has served as senior vice president of capital markets for Behringer Harvard.

Resolving our Challenges

While our accomplishments in 2011 and so far this year have strengthened the REIT, we still have important challenges that we must address during the remainder of 2012. Chief among them is adjusting our strategic plan for our Royal Island resort development in the post-recession era. We are currently negotiating an orderly transition of ownership and full control of this project to the REIT. We plan to explore various options for this property, including its recapitalization, with the intention of reinitiating marketing and development, or its potential sale. At our Frisco Square mixed-use development, we are working to replace the matured debt with new debt, which would provide us with more time in which to develop this asset and capture better value for shareholders.

Estimated Value Per Share

The difficult economic and real estate environment continued to impact the values of the REIT's assets during 2011—particularly the hotel and development projects. As a result, the REIT's estimated value per share was revalued to $4.12, from $7.66, as of December 30, 2011. While four of the REIT's commercial and multifamily projects increased in value, this improvement was not enough to fully offset the declines in the remainder of the portfolio. Six of the 20 investments valued in the 2011 valuation, representing 50% of the original invested capital of the REIT, accounted for 77% of the year-over-year reduction in value. However, with further reinvestment and strong asset management, and given some additional time for the real estate climate to improve, we will tirelessly work to maximize the value of the REIT's portfolio and improve upon the most recent point-in-time estimated value. Over time, we hope to return such greater value to shareholders via special distributions. Since inception, the REIT has paid $1.16 per share in total distributions, including both recurring and special distributions.

Committed to Creating Value

Despite the currently challenging conditions, Behringer Harvard remains committed to our shareholders, real estate investment programs, and product distribution networks. We are pursuing our strategic plan to create value for our shareholders.

Thank you for your support of Behringer Harvard Opportunity REIT I, Inc.

Robert M. Behringer
Chairman

Michael J. O'Hanlon
President and
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Commission File Number: 000-51961

Behringer Harvard Opportunity REIT I, Inc.

(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**20-1862323** (I.R.S. Employer Identification No.)
15601 Dallas Parkway, Suite 600, Addison, Texas (Address of principal executive offices)	**75001** (Zip Code)

Registrant's telephone number, including area code: **(866) 655-3600**

Securities registered pursuant to section 12(b) of the Act:
None

Securities registered pursuant to section 12(g) of the Act:

Common Stock, $.0001 par value per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act). Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

While there is no established market for the Registrant's common stock, on December 20, 2011, the Registrant's board of directors established an estimated per share value of the Registrant's common stock of $4.12 pursuant to the Registrant's Amended and Restated Policy for Estimation of Common Stock Value. For a full description of the methodologies used to value the Registrant's assets and liabilities in connection with the calculation of the estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Market Information." The aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant as of June 30, 2011 (the last business day of the Registrant's most recently completed second fiscal quarter) was approximately $232.7 million, assuming a value of $4.12 per share. As of February 29, 2012, the Registrant had 56,500,472 shares of common stock outstanding.

BEHRINGER HARVARD OPPORTUNITY REIT I, INC.
FORM 10-K
Year Ended December 31, 2011

Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include discussion and analysis of the financial condition of Behringer Harvard Opportunity REIT I, Inc. and our subsidiaries (which may be referred to herein as the "Company," "we," "us" or "our"), including our ability to lease space to tenants on favorable terms, to address our debt maturities and to fund our liquidity requirements, the value of our assets, our anticipated capital expenditures, the amount and timing of anticipated future cash distributions to our stockholders, the estimated per share value of our common stock and other matters. Words such as "may," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "would," "could," "should" and variations of these words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in this Annual Report on Form 10-K and the factors described below:

- market and economic challenges experienced by the U.S. and global economies or real estate industry as a whole and the local economic conditions in the markets in which our properties are located;
- the availability of cash flow from operating activities for capital expenditures;
- our level of debt and the terms and limitations imposed on us by our debt agreements;
- the availability of credit generally, and any failure to refinance or extend our debt as it comes due or a failure to satisfy the conditions and requirements of that debt;
- the need to invest additional equity in connection with debt financings as a result of reduced asset values and requirements to reduce overall leverage;
- future increases in interest rates;
- our ability to raise capital in the future by issuing additional equity or debt securities, selling our assets or otherwise;
- our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;
- impairment charges;
- conflicts of interest arising out of our relationships with our advisor and its affiliates;
- unfavorable changes in laws or regulations impacting our business or our assets; and
- factors that could affect our ability to qualify as a real estate investment trust.

Forward-looking statements in this Annual Report on Form 10-K reflect our management's view only as of the date of this Report, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as required by applicable law. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

Cautionary Note

The representations, warranties, and covenants made by us in any agreement filed as an exhibit to this Annual Report on Form 10-K are made solely for the benefit of the parties to the agreement, including, in some cases, for the purpose of allocating risk among the parties to the agreement, and should not be deemed to be representations, warranties, or covenants to or with any other parties. Moreover, these representations, warranties, or covenants should not be relied upon as accurately describing or reflecting the current state of our affairs.

PART I

Item 1. Business.

Organization

Behringer Harvard Opportunity REIT I, Inc. (which may be referred to as the "Company," "we," "us," or "our") was incorporated in November 2004 as a Maryland corporation and has elected to be taxed, and currently qualifies, as a real estate investment trust ("REIT") for federal income tax purposes.

We operate commercial real estate or real estate-related assets located in and outside the United States on an opportunistic basis. In particular, we have focused on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment, or repositioning, or those located in markets and submarkets with higher volatility, lower barriers to entry, and high growth potential. We completed our first property acquisition in March 2006, and, as of December 31, 2011, we were invested in 17 assets including eight wholly owned properties, four consolidated properties through investments in joint ventures and a consolidating interest in a note receivable joint venture. In addition, we are the mezzanine lender for one multifamily property. We also have noncontrolling, unconsolidated ownership interests in two properties and one investment in a joint venture consisting of 22 properties that are accounted for using the equity method. We have entered our disposition phase and are currently considering liquidity options for our stockholders and are therefore not actively seeking to purchase additional properties. Once we enter our final disposition phase and anticipate selling all or substantially all of our assets, we will seek stockholder approval prior to liquidating our entire portfolio. Our investment properties are located in Arizona, California, Colorado, Missouri, Nevada, Texas, The Commonwealth of The Bahamas, London, England, the Czech Republic, Poland, Hungary, and Slovakia. During the year ended December 31, 2011, we sold four of our wholly owned properties and a property in our unconsolidated joint venture interest was sold. During the year ended 2010, we transferred ownership of one wholly owned property to the lender pursuant to a deed-in-lieu of foreclosure and sold our interest in one unconsolidated joint venture.

Substantially all of our business is conducted through Behringer Harvard Opportunity OP I, LP, a Texas limited partnership organized in November 2004 ("Behringer Harvard OP I"), or subsidiaries thereof. Our wholly owned subsidiary, BHO, Inc., a Delaware corporation, owns less than a 0.1% interest in Behringer Harvard OP I as its sole general partner. The remaining interest of Behringer Harvard OP I is held as a limited partnership interest by our wholly owned subsidiary, BHO Business Trust, a Maryland business trust.

We are externally managed and advised by Behringer Harvard Opportunity Advisors I, LLC ("Behringer Harvard Opportunity Advisors I" or the "Advisor"), a Texas limited liability company formed in June 2007. Behringer Harvard Opportunity Advisors I is responsible for managing our day-to-day affairs and for identifying and making acquisitions, dispositions and investments on our behalf.

Public Offering of Common Stock; Use of Proceeds

In September 2005, we commenced a public offering (the "Offering") of shares of our common stock pursuant to which we offered 53,270,000 shares at a price of $10 per share in our primary offering and 965,331 shares of common stock at a price of $9.50 per share in our distribution reinvestment plan (the "DRP").

On December 28, 2007, we terminated the primary component of the Offering. We had previously terminated the DRP on November 16, 2007. Aggregate gross offering proceeds from the Offering totaled approximately $538.7 million and net offering proceeds after selling commissions, dealer manager fees, and organization and offering expenses totaled approximately $481.8 million. We used the net proceeds from the Offering primarily to acquire commercial properties, such as office buildings, multifamily properties, hospitality, recreation and leisure properties, and mixed-use and other developments. As of December 31, 2011, we had invested substantially all of the net offering proceeds.

On November 16, 2007, we commenced a second distribution reinvestment plan offering (the "Secondary DRP") of up to 6,315,790 shares of common stock at an initial price of $9.50 per share. Shares in the Secondary DRP were sold at $8.17 from July 26, 2009 through January 14, 2010; at $8.03 from January 15, 2010 through January 13, 2011; and $7.66 from January 14, 2011 through April 15, 2011 as a result of our board of directors announcing estimated per share values pursuant to our amended and restated policy for estimation of common stock value (the "Estimated Valuation Policy") of $8.17, $8.03, and $7.66 on June 22, 2009, January 8, 2010 and January 10, 2011, respectively. We terminated the Secondary DRP effective April 15, 2011. As of December 31, 2011, we had issued 3,374,198 shares under the Secondary DRP resulting in gross and net proceeds of $29.8 million. The proceeds raised in the Secondary DRP were used for general corporate purposes, including, but not limited to, investment in real estate and real estate-related securities, payment of fees and other costs, repayment of debt, and funding for our share redemption program.

As of December 31, 2011, we had issued 57,484,739 shares of our common stock, including 21,739 shares owned by Behringer Harvard Holdings, 940,387 shares issued pursuant to the DRP, and 3,374,198 shares issued pursuant to the Secondary DRP. As of December 31, 2011, we had redeemed 984,267 shares of our common stock and had 56,500,472 shares of our common stock outstanding. As of December 31, 2011, we had 1,000 shares of non-participating, non-voting convertible stock issued and outstanding and no shares of preferred stock issued and outstanding.

Our common stock is not listed on a national exchange.

Investment Objectives

Our investment policies were designed in order that we may make investments that are consistent with our focus on acquiring properties with significant possibilities for capital appreciation. We have acquired a wide variety of properties located in the U.S. and in other countries, including office, retail, hospitality, recreation and leisure, multifamily and other properties. We have purchased existing and newly constructed properties and properties under development or construction, including multifamily properties. We have entered our disposition phase and are currently considering liquidity options for our stockholders and are therefore not actively seeking to purchase additional properties. Once we enter our final disposition phase and anticipate selling all or substantially all of our assets, we will seek stockholder approval prior to liquidating our entire portfolio. When making investment decisions, we followed rigorous acquisition criteria and closing conditions and reviewed other required documentation. These criteria were designed to assess and manage investment risks and support our basis for making investment decisions in the best interests of our stockholders.

Our investment objectives are:

- to realize growth in the value of our investments to enhance the value received upon our ultimate sale of such investments or the listing of our shares for trading on a national securities exchange;
- to preserve, protect, and return stockholders' capital contribution through our ultimate sale of our investments or the listing of our shares for trading on a national securities exchange;
- to grow net cash from operations such that cash is available for distributions to stockholders; and
- to provide stockholders with a return of their investment by beginning the process of liquidation and distribution within three to six years after the termination of our primary offering. If we have not liquidated or listed the shares for trading the shares for trading on a national securities exchange by the sixth anniversary of the termination of our primary offering, we will make an orderly disposition of our assets and distribute the cash unless a majority of the board of directors and a majority of the independent directors extends such date.

We do not currently intend to list our shares for sale on a national securities exchange and have entered our disposition phase.

Acquisition and Investment Policies

We have primarily invested in quality commercial properties, such as office, retail, multifamily, industrial, hospitality, and recreation and leisure properties that have been identified as opportunistic investments with significant possibilities for capital appreciation. These properties were identified as such because of their property specific characteristics or their market characteristics. We intend to hold the real properties in which we have invested until such time as sale or other disposition appears advantageous to achieve our investment objectives or until it appears that such objectives will not be met. Economic or market conditions may influence us to hold our investments for different periods of time. We believe that a portfolio consisting of a majority of these types of properties enhances liquidity opportunities for investors by making the sale of individual properties, multiple properties or our investment portfolio as a whole attractive to institutional investors.

Our real estate investments are held in fee title or a long-term leasehold estate through Behringer Harvard OP I or indirectly through limited liability companies or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with the developers of the properties, affiliates of Behringer Opportunity Advisors I or other persons.

Borrowing Policies

There is no limitation on the amount we may invest in any single property or other asset or on the amount we can borrow for the purchase of any individual property or other investment. Under our charter, the maximum amount of our indebtedness shall not exceed 300% of the Company's "net assets" (as defined by the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association on May 7, 2007) as of the date of any borrowing; however, we may exceed that limit if approved by a majority of our board of directors. In addition to our charter limitation and indebtedness target, our board has adopted a policy to limit our aggregate borrowings to approximately 75% of the aggregate value of our assets, unless substantial justification exists that borrowing a greater amount is in our best interests. Our policy limitation, however, does not apply to individual real estate assets. As a result, we may borrow more than 75% of the contract purchase price of a particular real estate asset we have acquired, to the extent the board of directors determines that borrowing these amounts is reasonable. Our board of directors reviews the Company's aggregate borrowings at least quarterly. We believe that these borrowing limitations reduce risk of loss and are in the best interests of the Company's stockholders.

Disposition Policies

As each of our investments reaches what we believe to be the asset's optimum value during the expected life of the program, we will consider disposing of the investment and may do so for the purpose of distributing the net sale proceeds to our stockholders, investing the proceeds in other assets that we believe may produce a higher overall future return to our investors or satisfying obligations of the Company. We anticipate that any such investment disposition typically would occur during the period from three to six years after termination of our initial public primary offering. Economic or market conditions may, however, result in different holding periods. A property may be sold before the end of the expected holding period if, in the judgment of our Advisor, the value of the property might decline substantially, an opportunity has arisen to improve other properties, we can increase cash flow through the disposition of the property or the sale of the property is in the best interests of the Company and its stockholders.

Tax Status

We elected to be taxed as a REIT for federal income tax purposes and believe that we have qualified as a REIT since the year ended December 31, 2006. As long as we qualify as a REIT, we generally will not be subject to federal income tax at the corporate level (except for the operations of our wholly owned taxable REIT subsidiary, Behringer Harvard Cordillera Residences, Inc., which provides management and development services to The Lodge & Spa at Cordillera), to the extent that we distribute at least 90% of our REIT taxable income to our stockholders on an annual basis. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless entitled to relief under specific statutory provisions, we also will be disqualified for taxation as a REIT for the four taxable years following the year in which we lose our qualification. Even if we qualify as a REIT, we may be subject to certain state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Competition

We are subject to significant competition in seeking buyers for the disposition of our real estate investments and tenants for the leasing of our properties. We compete with many third parties engaged in real estate investment activities, including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies, and other entities. We also face competition from other real estate investment programs, including other Behringer Harvard programs, for buyers and tenants that may be suitable for us. Many of our competitors have substantially greater financial and other resources than we have and may have substantially more operating experience than either us or Behringer Harvard Opportunity Advisors I. They also may enjoy significant competitive advantages that result from, among other things, a lower cost of capital.

Regulations

Our investments are subject to various federal, state, and local laws, ordinances, and regulations (including those of foreign jurisdictions), including, among other things, zoning regulations, land use controls, environmental controls relating to air and water quality, noise pollution, and indirect environmental impacts such as increased motor vehicle activity. We believe that we have all permits and approvals necessary under current law to operate our investments.

Environmental

As an owner of real estate, we are subject to various environmental laws of federal, state, and local governments. Compliance with existing laws has not had a material adverse effect on our financial condition or results of operations, and management does not believe it will have such an impact in the future. However, we cannot predict the impact of unforeseen environmental contingencies, new or changed laws or regulations on properties in which we hold an interest, or on properties that may be acquired directly or indirectly in the future.

Distribution Policies

Distributions are authorized at the discretion of our board of directors, based on our analysis of earnings, cash flow, anticipated cash flow, capital expenditure requirements, cash on hand, and general financial condition. The board's discretion will be influenced, in substantial part, by its obligation to cause the Company to comply with the REIT requirements. Because we receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be paid in anticipation of cash flow that we expect to receive during a later period or of receiving funds in an attempt to make distributions relatively uniform. Moreover, distributions to date exceed net cash flow from operating activities. Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. As the Company continues its objective of enhancing and repositioning its assets to create value, it has begun its disposition phase. In connection with entering our disposition phase, on March 28, 2011, our board of directors determined to cease regular quarterly distributions in favor of those that may arise from proceeds available from asset sales.

Significant Tenants

As of December 31, 2011, none of our tenants accounted for 10% or more of our aggregate annual rental revenues from our consolidated properties.

Employees

We have no employees. The Advisor and other affiliates of Behringer Harvard Holdings perform a full range of real estate services for us, including acquisitions, dispositions, property management, accounting, legal, asset management and investor relations services.

We are dependent on affiliates of Behringer Harvard Holdings for services that are essential to us, including asset acquisition decisions, property management, and other general administrative responsibilities. In the event that these companies were unable to provide these services to us, we would be required to provide such services ourselves or obtain such services from other sources.

Financial Information About Industry Segments

Our current business consists of owning, managing, operating, leasing, acquiring, developing, investing in, and disposing of real estate assets. We internally evaluate all of our real estate assets as one industry segment, and, accordingly, we do not report segment information.

Available Information

We electronically file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports with the SEC. We also have filed with the SEC registration statements in connection with the offerings of our common stock. Copies of our filings with the SEC may be obtained from our website at *www.behringerharvard.com* or at the SEC's website at *www.sec.gov*. Access to these filings is free of charge. We are not incorporating our website or any information from the website into this Form 10-K.

Item 1A. Risk Factors.

The factors described below represent the principal risks that could cause our actual results to differ materially from those presented in our forward-looking statements. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate. Our stockholders may be referred to as "you" or "your" in this Item 1A, "Risk Factors" section.

Risks Related to Our Business and Operations

We may not be able to refinance or repay our substantial indebtedness.

We have a substantial amount of debt that we may not be able to refinance or repay. At December 31, 2011, our notes payable had maturity dates that range from January 2012 to January 2016. During 2012, we have approximately $155.8 million, or approximately 58.6%, of our debt maturing. In 2013, we have approximately $25 million, or approximately 9.4%, of our debt maturing.

Effective February 13, 2012, we reached an agreement with the lenders on our senior secured credit facility to extend the maturity date of the loan from February 13, 2012 to April 13, 2012, while we work on a longer term extension with the lenders. The balance outstanding under the senior secured credit facility is $37.5 million as of December 31, 2011 and February 13, 2012.

In August 2011, we entered into a Modification and Extension Agreement (the "Frisco Square Loan Extension") with the Frisco Square lenders for the five loan tranches associated with Frisco Square to extend the maturity date of the Frisco Square loans to January 28, 2012. As a result of the Frisco Square Loan Extension, we have unconditionally guaranteed payment of the Frisco Square loans. On January 28, 2012, the loan tranches associated with our Frisco Square property (the "BHFS loan") matured and we did not pay the outstanding principal balance of the loan which constituted an event of default. As a result of the maturity default of the BHFS Loan, the lenders accelerated the maturity of the loan related to the Frisco Square Theater. We have been and remain actively working with the lenders to extend the maturity date of the BHFS Loan. However, there is no assurance that the lenders will agree to extend the maturity date and may pursue their rights and remedies under the loan agreements, which may include, among other things, ceasing any funding of escrowed expenses, use escrows to pay amounts owed, the appointment of a receiver or foreclosure. We intend to use all options available to us to defend and protect our interest in the property. The outstanding principal balance of the BHFS Loan is approximately $44.1 million and the outstanding principal balance of the Theater Loan is approximately $4.7 million as of January 28, 2012.

Due to (1) potentially reduced values of our investments, (2) our substantial debt level, (3) limited access to commercial real estate mortgages in the current market and (4) material changes in lending parameters, including loan-to-value standards, we will face significant challenges refinancing our current debt on acceptable terms or at all. Our substantial indebtedness also requires us to use a material portion of our cash flow to service principal and interest on our debt, which limits the cash flow available for other business expenses or opportunities.

We may not have the cash necessary to repay our debt as it matures. Therefore, failure to refinance or extend our debt as it comes due, or a failure to satisfy the conditions and requirements of that debt, could result in an event of default that could potentially allow lenders to accelerate that debt. If our debt is accelerated, our assets may not be sufficient to repay the debt in full, and our available cash flow may not be adequate to maintain our current operations. If we are unable to refinance or repay our debt as it comes due and maintain sufficient cash flow, our business, financial condition, and results of operations will be materially and adversely affected. Furthermore, even if we are able to obtain extensions on our existing debt, those extensions may include operational and financial covenants significantly more restrictive than our current debt covenants. Any extensions will also require us to pay certain fees to, and expenses of, our lenders. Any fees and cash flow restrictions will affect our ability of fund our ongoing operations from our operating cash flows.

Our substantial indebtedness adversely affects our financial health and operating flexibility.

At December 31, 2011, we had notes payable of approximately $265.9 million in principal amount consisting of $228.4 million of loans secured by mortgages on our properties and $37.5 million of borrowings under the loans outstanding under our senior secured credit facility. As a result of this substantial indebtedness, we are required to use a material portion of our cash flow to service principal and interest on our debt, which will limit the cash flow available to operate our properties. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences to us and the value of our common stock, regardless of our ability to refinance or extend our debt, including:

- limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our business plan or other purposes;
- limiting our ability to use operating cash flow in other areas of our business or to pay distributions because we must dedicate a substantial portion of these funds to service our debt;
- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation;
- limiting our ability to fund capital expenditures, tenant improvements and leasing commissions; and
- limiting our ability or increasing the costs to refinance our indebtedness.

If we set aside insufficient working capital reserves, we may be required to defer necessary property improvements.

If we do not estimate enough reserves for working capital to supply needed funds for capital improvements throughout the life of the investment in a property, and there is insufficient cash available from our operations, we may be required to defer necessary improvements to the property that may cause the property to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential tenants being attracted to the property. If this happens, we may not be able to maintain projected rental rates for affected properties, and our results of operations may be negatively impacted.

Recent market disruptions may adversely impact aspects of our operating results and operating condition.

The U.S. government recently increased its borrowing capacity under the federal debt ceiling. Despite the increase to the federal debt ceiling, on August 5, 2011, Standard & Poor's Rating Services, Inc. downgraded the U.S. government's AAA sovereign credit rating to AA+ with a negative outlook. On August 8, 2011, Standard & Poor's downgraded the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. government agencies linked to long-term U.S. debt. On August 2, 2011, Fitch Inc. affirmed its existing sovereign rating of the U.S. government, but stated that the rating is under review. In July 2011, Moody's Investors Services, Inc. ("Moody's") placed the U.S. government under review for a possible credit rating downgrade and on August 2, 2011 it confirmed the U.S. government's existing sovereign rating, but stated that the U.S. government's rating outlook is negative. There continues to be a perceived risk of future sovereign credit ratings downgrades of the U.S. government, including the ratings of U.S. Treasury securities. A downgrade of U.S. sovereign credit ratings could correspondingly impact the credit ratings of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government, such as debt issued by Fannie Mae and Freddie Mac. In addition, certain European nations continue to experience varying degrees of financial stress, and yields on government-issued bonds in Greece, Ireland, Italy, Portugal and Spain have risen and remain volatile. Despite assistance packages to Greece, Ireland and Portugal, the creation of a joint EU-IMF European Financial Stability Facility in May 2010, and a recently announced plan to expand financial assistance to Greece, uncertainty over the outcome of the European Union ("EU") governments' financial support programs and worries about sovereign finances persist. Market concerns over the direct and indirect exposure of European banks and insurers to these EU peripheral nations has resulted in a widening of credit spreads and increased costs of funding for some European financial institutions. These recent events may reduce investor confidence and lead to further weakening of the U.S. and global economies. In particular, this could cause disruption in the capital markets and impact the stability of future U.S. treasury auctions and the trading market for U.S. government securities, resulting in increased interest rates and borrowing costs.

Our business may be further affected by these new market and economic challenges experienced by the U.S. and global economies. These conditions may materially affect the value and performance of our properties, and may affect our ability to make principal and interest payments on, or refinance, our outstanding debt when due. These challenging economic conditions may also impact the ability of certain of our tenants to enter into new leasing transactions or satisfy rental payments under existing leases. Specifically, recent global market disruptions may have the following consequences:

- the financial condition of our tenants may be adversely affected, which may result in us having to increase concessions, reduce rental rates or make capital improvements beyond those contemplated at the time we acquired the properties in order to maintain occupancy levels or to negotiate for reduced space needs, which may result in a decrease in our occupancy levels;
- significant job losses have occurred and may continue to occur, which may decrease demand for our office space, our multifamily communities and our hospitality properties and result in lower occupancy levels, which will result in decreased revenues and which could diminish the value of our properties, which depend, in part, upon the cash flow generated by our properties;
- an increase in the number of bankruptcies or insolvency proceedings of our tenants and lease guarantors, which could delay our efforts to collect rent and any past due balances under the relevant leases and ultimately could preclude collection of these sums;
- credit spreads for major sources of capital may continue to widen as investors demand higher risk premiums, resulting in lenders increasing the cost for debt financing;
- a further reduction in the amount of capital that is available to finance real estate, which, in turn, could lead to a decline in real estate values generally, slow real estate transaction activity, reduce the loan to value ratio upon which lenders are willing to lend, and result in difficulty refinancing our debt;

- the value of certain of our properties may have decreased below the amounts we paid for them, which may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans;
- one or more counterparties to our derivative financial instruments could default on their obligations to us, or could fail, increasing the risk that we may not realize the benefits of these instruments; and
- the value and liquidity of our short-term investments could be reduced as a result of the dislocation of the markets for our short-term investments and increased volatility in market rates for such investments or other factors.

Disruptions in the financial markets and adverse economic conditions could adversely affect our ability to secure debt financing on attractive terms and affect the value of our investments.

The commercial real estate debt markets continue to experience volatility as a result of certain factors, including the tightening of underwriting standards by lenders and credit rating agencies and the significant inventory of unsold collateralized mortgage backed securities in the market. Credit spreads for major sources of capital have widened significantly as investors have demanded a higher risk premium. This is resulting in lenders increasing the cost for debt financing. An increase in the overall cost of borrowings, either by increases in the index rates or by increases in lender spreads, may result in our investment operations generating lower overall economic returns and a reduced level of cash flow. In addition, the recent dislocations in the debt markets have reduced the amount of capital that is available to finance real estate, which, in turn: (1) leads to a decline in real estate values generally; (2) slows real estate transaction activity; (3) reduces the loan to value upon which lenders are willing to extend debt; and (4) results in difficulty in refinancing debt as it becomes due. If the current debt market environment persists, it may be difficult for us to refinance our debt coming due in 2012 related to several of our portfolio assets and our senior secured credit facility.

Further, the recent market volatility will likely make the valuation of our investment properties more difficult. There may be significant uncertainty in the valuation, or in the stability of the value, of our properties that could result in a substantial decrease in the value of our properties. As a result, we may not be able to recover the carrying amount of our properties, and we may be required to recognize impairment charges, which will reduce our reported earnings. Specifically, for the year ended December 31, 2011, we recorded a $16.4 million non-cash impairment charge related to 2603 Augusta, Regency Center, Rio Salado and Frisco Square. We recorded a $1.4 million impairment related to our 50% unconsolidated joint venture investment in Santa Clara 800. Additionally, we recorded a $5.9 million non-cash impairment charge related to our condominium inventory for The Lodge and Spa at Cordillera and Chase-The Private Residences. One of our investees, Royal Island, recorded an impairment charge of approximately $101 million to bring the assets (which now primarily consist of land) to their fair value. The Company's portion of the impairment was approximately $31 million, which was recorded in the Company's statement of operations through the equity in losses of unconsolidated joint ventures line item.

We incur mortgage indebtedness and other borrowings, which increases our business risks.

We are permitted to acquire, and historically have acquired, real properties by using either existing financing or borrowing new funds. In addition, we may incur or increase our mortgage debt by obtaining loans secured by some or all of our real properties to obtain funds for funding our ongoing operations. There is no limitation on the amount we may invest in any single improved property or other asset or on the amount we can borrow for the purchase of any individual property or other investment. Under our charter, the maximum amount of our indebtedness shall not exceed 300% of our net assets as of the date of any borrowing. We may incur indebtedness in excess of the limit if the excess is approved by a majority of our independent directors.

Our board of directors has adopted a policy that we will generally limit our aggregate borrowings to approximately 75% of the aggregate value of our assets, which is defined as our total assets plus acquired below-market lease intangibles, each as reflected on our balance sheet at the time of the calculation, without giving effect to any accumulated depreciation or amortization attributable to our real estate assets, unless substantial justification exists that borrowing a greater amount is in our best interests and a majority of our independent directors approve the greater borrowing. Our policy limitation, however, does not apply to individual real estate assets. As a result, we typically borrow more than 75% of the purchase price of an individual real estate asset we acquire to the extent our board of directors determines that borrowing these amounts is reasonable.

We do not borrow money secured by a particular real property unless we believe the property's projected cash flow is sufficient to service the mortgage debt. However, if there is a shortfall in cash flow, then the amount available to fund our ongoing operations may be affected. In addition, incurring mortgage debt increases the risk of (1) loss in investment value is generally borne entirely by the borrower until such time as the investment value declines below the principal balance of the associated debt and (2) defaults on indebtedness secured by a property may result in foreclosure actions initiated by lenders and our loss of the property securing the loan that is in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one real property may be affected by a default. If any of our properties are foreclosed upon due to a default, our ability to make distributions to our stockholders will be adversely affected.

If mortgage debt is unavailable at reasonable rates, we may not be able to refinance our properties, which could reduce the amount of cash distributions we can make.

When we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when the properties are refinanced, we may not be able to finance the properties at reasonable rates and our income could be reduced. If this occurs, it would reduce cash available for distribution from asset sales to our stockholders, and it may prevent us from borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

In connection with obtaining financing, a lender could impose restrictions on us that affect our ability to incur additional debt and our distribution and operating policies. Loan documents we enter into may contain customary negative covenants that may limit our ability to further mortgage the property, to discontinue insurance coverage, replace Behringer Opportunity Advisors I as our advisor or impose other limitations. Any such restriction or limitation may have an adverse effect on our operations.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available to return to our stockholders.

We have financed some of our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or "balloon" payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available to return to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

Increases in interest rates could increase the amount of our debt payments and adversely affect funds available to return to our stockholders.

We have borrowed money that bears interest at a variable rate. In addition, from time to time we may pay mortgage loans or refinance our properties in a rising interest rate environment. Accordingly, increases in interest rates could increase our interest costs, which could have a material adverse effect on our operating cash flow and our ability to make distributions to you. In addition, if rising interest rates cause us to need additional capital to repay indebtedness in accordance with its terms or otherwise, we may be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on the investments. Prolonged interest rate increases also negatively impact our ability to make investments with positive economic returns.

Financing arrangements involving balloon payment obligations may adversely affect funds available to return to our stockholders.

Some of our financing arrangements will require us to make a lump-sum or balloon payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT and/or avoid federal income tax. Any of these results would have a significant, negative impact on your investment.

From time to time, we may rely on financial institutions for debt financing and, as a result, may be adversely affected by the failure of a financial institution to honor its lending obligations.

From time to time, we may rely on financial institutions for financing acquisitions, for financing development projects in which we invest, for funding credit facilities used for general corporate purposes or for other funding needs. As a result of the recent and continuing economic slowdown and financial market disruptions, certain financial institutions have become insolvent or been served with cease and desist orders or other administrative actions by federal bank regulators due to a lack of required capital. While not presently an issue for us, some of these financial institutions may become insolvent, enter into receivership or otherwise become unable to fulfill or be prevented from fulfilling their respective financial obligations to their borrowers. Should a financial institution on which we rely fail to meet its funding obligations to us or to an entity in which we have invested, our liquidity or the liquidity of the entity in which we have invested could be materially adversely affected, we could become unable to take advantage of acquisition opportunities and we could suffer losses on development projects or other investments that require additional capital. Furthermore, if the loan is made to an entity in which we have invested, such as a development project, and we and our affiliates are not parties to the loan, we will be unable to take direct action against the financial institution to compel it to honor its financial obligations. In addition, if a financial institution on which we rely becomes insolvent or enters into receivership, or if other regulatory action is taken against it, we may not be able to enforce any contractual rights we would otherwise have against it.

We are uncertain of our sources for funding of future capital needs, which could adversely affect the value of our investments.

We completed our primary offering of shares in December 2007 and on March 28, 2011, our board of directors determined to terminate the Secondary DRP. Our ability to fund future property capital needs, such as tenant improvements, leasing commissions and capital expenditures, will depend on our ability to borrow, sell assets or interests in assets or to generate additional cash flows from operations. We will establish capital reserves on a property-by-property basis, as we deem appropriate. In addition to any reserves we establish, a lender may require escrow of capital reserves in excess of our established reserves. If these reserves are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. Accordingly, in the event that we develop a need for additional capital in the future for the improvement of our properties or for any other reason, we have not identified any sources for such funding, and we cannot assure you that such sources of funding will be available to us for potential capital needs in the future.

We have experienced aggregate net losses attributable to our stockholders for the years ended December 31, 2011, 2010 and 2009, and we may experience future losses.

We had net losses attributable to our stockholders of approximately $88.4 million, $61.2 million and $37 million for the years ended December 31, 2011, 2010 and 2009, respectively. If we continue to incur net losses in the future or such losses increase, our financial condition, results of operations, cash flow and our ability to service our indebtedness and make distributions to our stockholders will be materially and adversely affected.

We are subject to additional risks due to our international investments.

We have purchased real estate assets located outside the United States and have made mortgage, bridge, mezzanine or other loans or participations in mortgage, bridge, mezzanine or other loans made by a borrower located outside the United States or secured by property located outside the United States. These investments may be affected by factors peculiar to the laws of the jurisdiction in which the borrower or the property is located. These laws may expose us to risks that are different from and in addition to those commonly found in the United States.

Foreign investments could be subject to the following risks:

- governmental laws, rules and policies, including laws relating to the foreign ownership of real property or mortgages and laws relating to the ability of foreign persons or corporations to remove profits earned from activities within the country to the person's or corporation's country of origin;
- variations in currency exchange rates;
- adverse market conditions caused by inflation or other changes in national or local economic conditions;
- changes in relative interest rates;
- changes in the availability, cost and terms of mortgage funds resulting from varying national economic policies;
- changes in real estate and other tax rates, the tax treatment of transaction structures and other changes in operating expenses in a particular country where we invest;
- our REIT tax status not being respected under foreign laws, in which case income or gains from foreign sources would likely be subject to foreign taxes, withholding taxes, transfer taxes, and value added taxes;
- lack of uniform accounting standards (including availability of information in accordance with U.S. generally accepted accounting principles);
- changes in land use and zoning laws;
- more stringent environmental laws or changes in such laws;
- changes in the social stability or other political, economic or diplomatic developments in or affecting a country where we have an investment;
- we, our sponsor and its affiliates have relatively less experience with respect to investing in real property or other investments outside the United States as compared to domestic investments; and
- legal and logistical barriers to enforcing our contractual rights.

Any of these risks could have an adverse effect on our business, results of operations and the return to our stockholders.

Our opportunistic property-acquisition strategy involved a higher risk of loss than more conservative investment strategies.

Our strategy for acquiring properties involved the acquisition of properties in markets that were depressed or overbuilt, and/or had high growth potential in real estate lease rates and sale prices. As a result of our investment in these types of markets, we face increased risks relating to changes in local market conditions, as well as increased risks that these markets will not recover and the value of our properties in these markets will not increase, or will decrease, over time. For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties, and as a result, our ability to make distributions to our stockholders could be affected. Our approach to acquiring and operating income-producing properties involved more risk than comparable real estate programs that have a targeted holding period for investments that is longer than ours, utilize leverage to a lesser degree and/or employ more conservative investment strategies.

Our revenue and net income may vary significantly from one period to another due to investments in opportunity-oriented properties and portfolio acquisitions, which could reduce the funds available to return to our stockholders.

Our opportunistic property-acquisition strategy included investments in properties in various phases of development, redevelopment or repositioning and portfolio acquisitions, which may cause our revenues and net income to fluctuate significantly from one period to another. Projects do not produce revenue while in development or redevelopment. During any period when our projects in development or redevelopment or those with significant capital requirements increase without a corresponding increase in stable revenue-producing properties, our revenues and net income will likely decrease. Many factors may have a negative impact on the level of revenues or net income produced by our portfolio of properties and projects, including higher than expected construction costs, failure to complete projects on a timely basis, failure of the properties to perform at expected levels upon completion of development or redevelopment, and increased borrowings necessary to fund higher than expected construction or other costs related to the project.

We may suffer adverse consequences due to the financial difficulties, bankruptcy or insolvency of our tenants.

The current economic conditions may cause the tenants in any properties we own to experience financial difficulties, including bankruptcy, insolvency or a general downturn in their business. We cannot assure you that any tenant that files for bankruptcy protection will continue to pay us rent. A bankruptcy filing by, or relating to, one of our tenants or a lease guarantor would bar efforts by us to collect pre-bankruptcy debts from that tenant or lease guarantor, or its property, unless we receive an order permitting us to do so from the bankruptcy court. In addition, we cannot evict a tenant solely because of bankruptcy. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. If, however, a lease is rejected by a tenant in bankruptcy, we would have only a general, unsecured claim for damages. An unsecured claim would only be paid to the extent that funds are available and only in the same percentage as is paid to all other holders of general, unsecured claims. Restrictions under the bankruptcy laws further limit the amount of any other claims that we can make if a lease is rejected. As a result, it is likely that we would recover substantially less than the full value of the remaining rent during the term.

Development projects in which we have invested may not be completed successfully or on time, and guarantors of the projects may not have the financial resources to perform their obligations under the guaranties they provide.

We have made equity investments in, acquired options to purchase interests in or made mezzanine loans to the owners of real estate development projects. Our return on these investments is dependent upon the projects being completed successfully, on budget and on time. To help ensure performance by the developers of properties that are under construction, completion of these properties is generally guaranteed either by a completion bond or performance bond. Our Advisor may rely upon the substantial net worth of the contractor or developer or a personal guarantee accompanied by financial statements showing a substantial net worth provided by an affiliate of the entity entering into the construction or development contract as an alternative to a completion bond or performance bond. For a particular investment, we may obtain guaranties that the project will be completed on time, on budget and in accordance with the plans and specifications and that the mezzanine loan will be repaid. However, we may not obtain such guaranties and cannot ensure that the guarantors will have the financial resources to perform their obligations under the guaranties they provide. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to make distributions to you will be adversely affected.

Our operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, and we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.

Our operating results will be subject to risks generally incident to the ownership of real estate, including:

- changes in general economic or local conditions;
- changes in supply of or demand for similar or competing properties in an area;
- changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;
- the illiquidity of real estate investments generally;
- changes in tax, real estate, environmental and zoning laws; and
- periods of high interest rates and tight money supply.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.

Properties that have significant vacancies could be difficult to sell, which could diminish the return of your investment.

A property may incur vacancies either by the continued default of tenants under their leases or the expiration of tenant leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in decreased distributions to stockholders. In addition, the value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

Many of our investments are dependent on tenants for revenue, and lease terminations could reduce our ability to fund our ongoing operations.

The success of our real property investments often will be materially dependent on the financial stability of our tenants. A default by a significant tenant on its lease payments to us would cause us to lose the revenue associated with such lease and cause us to have to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. In the event of a tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If significant leases are terminated, we cannot assure you that we will be able to lease the property for the rent previously received or sell the property without incurring a loss. Additionally, loans that we make generally will relate to real estate. As a result, the borrower's ability to repay the loan may be dependent on the financial stability of the tenants leasing the related real estate.

We may be unable to secure funds for future tenant improvements, which could adversely impact our ability to fund our ongoing operations.

When tenants do not renew their leases or otherwise vacate their space, in order to attract replacement tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. If we have insufficient capital reserves, we will have to obtain financing from other sources. We intend to establish capital reserves on a property-by-property basis, as we deem necessary. In addition to any reserves we establish, a lender may require escrow of capital reserves in excess of our established reserves. If these reserves or any reserves otherwise established are designated for other uses or are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure you that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Moreover, certain reserves required by lenders may be designated for specific uses and may not be available for capital purposes such as future tenant improvements. Additional borrowing for capital purposes will increase our interest expense, and therefore our financial condition and our ability to fund our ongoing operations may be adversely affected.

We may be unable to sell a property if or when we decide to do so, which could adversely impact our ability to make cash distributions to our stockholders.

We intend to hold the various real properties in which we invest until such time as our Advisor determines that a sale or other disposition appears to be advantageous to achieve our investment objectives or until it appears that such objectives will not be met. Our Advisor, subject to approval of our board of directors, may exercise its discretion as to whether and when to sell a property, and we will have no obligation to sell properties at any particular time, except upon our liquidation.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any asset for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of an asset. If we are unable to sell an asset when we determine to do so, it could have a significant adverse effect on our cash flow and results of operations.

Our co-venture partners could take actions that decrease the value of an investment to us and lower your overall return.

We enter into joint ventures with third parties having investment objectives similar to ours for the acquisition, development or improvement of properties, as well as the acquisition of real estate-related investments. Such investments may involve risks not otherwise present with other forms of real estate investment, including, for example:

- the possibility that our co-venturer in an investment might become bankrupt;
- the possibility that the investment requires additional capital that we do and/or our partner does not have; which lack of capital could affect the performance of the investment and/or dilute our interest if the partner were to contribute our share of the capital;
- the possibility that a co-venturer in an investment might breach a loan agreement or other agreement or otherwise, by action or inaction, act in a way detrimental to us or the investment;
- that such co-venturer may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;
- the possibility that we may incur liabilities as the result of the action taken by our partner or co-investor; or
- that such co-venturer may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT; or
- that such partner may exercise buy/sell rights that force us to either acquire the entire investment, or dispose of our share, at a time and price that may not be consistent with our investment objectives.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage may adversely affect your returns.

Our Advisor will attempt to ensure that all of our properties are adequately insured to cover casualty losses. The nature of the activities at certain properties we may acquire will expose us and our operators to potential liability for personal injuries and, in certain instances, such as with marinas, property damage claims. For instance, marina business activities are customarily subject to various hazards, including gasoline or other fuel spills, fires, drownings and other water-related accidents, boat storage rack collapses and other dangers relatively common in the marina industry. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, pollution, environmental matters or extreme weather conditions such as hurricanes, floods and snowstorms that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. Mortgage lenders generally insist that specific coverage against terrorism be purchased by commercial property owners as a condition for providing mortgage, bridge or mezzanine loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure you that we will have adequate coverage for such losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss. In addition, other than the capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in decreased distributions to stockholders.

Our operating results may be negatively affected by potential development and construction delays and result in increased costs and risks, which could diminish the return on your investment.

We have invested some of the offering proceeds in the acquisition, development and/or redevelopment of properties upon which we will develop and construct improvements. We could incur substantial capital obligations in connection with these types of investments. We will be subject to risks relating to uncertainties associated with rezoning for development and environmental concerns of governmental entities and/or community groups and our builder's ability to control construction costs or to build in conformity with plans, specifications and timetables. The builder's failure to perform may necessitate legal action by us to rescind the purchase or the construction contract or to compel performance. Performance may also be affected or delayed by conditions beyond the builder's control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases for space at a newly developed project. We may incur additional risks when we make periodic progress payments or other advances to such builders prior to completion of construction. These and other such factors can result in increased costs of a project or loss of our investment. Substantial capital obligations could delay our ability to make distributions. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. Furthermore, we must rely upon projections of rental income and expenses and estimates of the fair market value of property upon completion of construction when agreeing upon a price to be paid for the property at the time of acquisition of the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

In addition, we have invested in unimproved real property. Returns from development of unimproved properties are also subject to risks and uncertainties associated with rezoning the land for development and environmental concerns of governmental entities and/or community groups. Although our intention is to limit any investment in unimproved property to property we intend to develop, your investment nevertheless is subject to the risks associated with investments in unimproved real property.

A concentration of our investments in any one property class or geographic region may leave our profitability vulnerable to a downturn in such sector or geographic region.

At any one time, a significant portion of our investments could be in one property class or concentrated in one or several geographic regions that are subject to higher risk of foreclosure. As of December 31, 2011, 65% of our base rent was derived from properties in Texas, 12% was derived from properties in California, and 11% was derived from properties in Missouri. To the extent that our portfolio is concentrated in limited geographic regions, types of assets, industries or business sectors, downturns relating generally to such region, type of asset, industry or business sector may result in defaults on a number of our investments within a short time period, which may reduce our net income and the value of our common stock and accordingly limit our ability to fund our operations.

Short-term multifamily and apartment leases expose us to the effects of declining market rent, which could adversely impact our ability to make cash distributions to our stockholders.

We expect that substantially all of our apartment leases will be for a term of one year or less. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.

Our investments in apartment communities face competition from other apartment communities and the increased affordability of single-family homes, which may limit our profitability and returns to our stockholders.

Our investments in apartment communities compete with numerous housing alternatives in attracting residents, including other apartment communities and single-family homes, as well as owner-occupied single- and multifamily homes available to rent. Competitive housing in a particular area and the increasing affordability of owner occupied single- and multifamily homes available to rent or buy caused by declining mortgage interest rates and government programs to promote home ownership could adversely affect our ability to retain our residents, lease apartment units and increase or maintain rental rates.

Moreover, the residential apartment community industry is highly competitive. This competition could reduce occupancy levels and revenues at our apartment communities, which would adversely affect our operations. We face competition from many sources, including from other apartment communities both in the immediate vicinity and the broader geographic market where our apartment communities are located. Overbuilding of apartment communities may occur. If so, this will increase the number of apartment units available and may decrease occupancy and apartment rental rates. In addition, increases in operating costs due to inflation may not be offset by increased apartment rental rates. We may be required to expend substantial sums to attract new residents.

In connection with the recent credit market disruptions and economic slowdown, our apartment investments may face increased competition from single-family homes and condominiums for rent, which could limit our ability to retain residents, lease apartment units or increase or maintain rents.

Our apartment communities may compete with numerous housing alternatives in attracting residents, including single-family homes and condominiums available for rent. Such competitive housing alternatives may become more prevalent in a particular area because of the tightening of mortgage lending underwriting criteria, homeowner foreclosures, the decline in single-family home and condominium sales and the lack of available credit. The number of single-family homes and condominiums for rent in a particular area could limit our ability to retain residents, lease apartment units or increase or maintain rents.

We are dependent on the third-party managers of our hotel properties.

In order to qualify as a REIT, we will not be able to operate our hotel properties or participate in the decisions affecting the daily operations of our hotels. We lease our hotels to a taxable REIT subsidiary ("TRS") in which we may own up to a 100% interest. Our TRS will enter into management agreements with eligible independent contractors that are not our subsidiaries or otherwise controlled by us to manage the hotels. Thus, independent hotel operators, under management agreements with our TRS, will control the daily operations of our hotels.

We will depend on these independent management companies to adequately operate our hotels as provided in the management agreements. We will not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room and average daily rates, we may not be able to force the management company to change its method of operation of our hotels. We can only seek redress if a management company violates the terms of the applicable management agreement with the TRS, and then only to the extent of the remedies provided for under the terms of the management agreement. In the event that we need to replace any of our management companies, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotels.

We may have to make significant capital expenditures to maintain our lodging properties.

Hotels have an ongoing need for renovations and other capital improvements, including replacements of furniture, fixtures and equipment. Generally, we will be responsible for the costs of these capital improvements, which give rise to the following risks:

- cost overruns and delays;
- renovations can be disruptive to operations and can displace revenue at the hotels, including revenue lost while rooms under renovation are out of service;
- the cost of funding renovations and the possibility that financing for these renovations may not be available on attractive terms; and
- the risk that the return on our investment in these capital improvements will not be what we expect.

If we have insufficient cash flow from operations to fund needed capital expenditures, then we will need to borrow to fund future capital improvements.

General economic conditions and discretionary consumer spending may affect certain properties we acquire and lower the return on your investment.

The operations of certain properties in which we invest, such as hotels and recreation and leisure properties, will depend upon a number of factors relating to discretionary consumer spending. Unfavorable local, regional or national economic developments or uncertainties regarding future economic prospects as a result of terrorist attacks, military activity or natural disasters could reduce consumer spending in the markets in which we own properties and adversely affect the operation of those properties. Consumer spending on luxury goods, travel and other leisure activities such as boating, skiing and health and spa activities may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in expenditures on luxury goods, travel and other leisure activities. Certain of the classes of properties that we acquire may be unable to maintain their profitability during periods of adverse economic conditions or low consumer confidence, which could in turn affect the ability of operators to make scheduled rent payments to us.

Seasonal revenue variations at our hotel properties require the operators of such assets to manage cash flow properly over time to meet their non-seasonal scheduled rent payments to us.

Certain of our hotel properties, are generally seasonal in nature. As a result, these businesses will experience seasonal variations in revenues that may require our operators to supplement revenue at their properties in order to be able to make scheduled rent payments to us. The failure of our operators to manage their cash flow properly may result in such operator having insufficient cash on hand to make its scheduled payments to us during seasonally slow periods, which may adversely affect our cash available.

Adverse weather conditions may affect operations of certain of our properties or reduce our operators' ability to make scheduled rent payments to us, which could reduce our cash flow from such investments.

Adverse weather conditions may influence revenues at certain types of properties we own, such as some hotels, resorts and recreation and leisure properties. These adverse weather conditions include heavy snowfall (or lack thereof), hurricanes, tropical storms, high winds, heat waves, frosts, drought (or merely reduced rainfall levels), excessive rain and floods. For example, adverse weather could reduce the number of people that visit our properties. Certain properties may be susceptible to damage from weather conditions such as hurricanes, which damage (including but not limited to property damage and loss of revenue) is not generally insurable at commercially reasonable rates. Poor weather conditions could also disrupt operations at properties we acquire and may adversely affect both the value of our investment in a property and the ability of our tenants and operators to make their scheduled rent payments to us.

Resorts, recreation and leisure, and other types of properties in which we invest may not be readily adaptable to other uses, and if these properties become unprofitable, we may not be able to recoup the value of our investment.

Resorts and related properties, and other types of recreation and leisure properties in which we invest are specific-use properties that have limited alternative uses. Therefore, if the operations of any of our properties in these sectors become unprofitable due to industry competition, a general deterioration of the applicable industry or otherwise, we may have great difficulty selling the property or we may have to sell the property for substantially less than the amount we paid for it. Should any of these events occur, our income and cash available for distribution could be reduced.

The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on tenants, owners, or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent such property or to use the property as collateral for future borrowing.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. For example, various federal, regional, and state laws and regulations have been implemented or are under consideration to mitigate the effects of climate change caused by greenhouse gas emissions. Among other things, "green" building codes may seek to reduce emissions through the impositions of standards for design, construction materials, water and energy usage and efficiency, and waste management. We are not aware of any such existing requirements that we believe will have a material impact on our current operations. However, future requirements could increase the costs of maintaining or improving our existing properties or developing new properties.

Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state, and local environmental laws, ordinances and regulations (including those of foreign jurisdictions), a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under, or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to you.

A proposed change in U.S. accounting standards for leases could reduce the overall demand to lease our properties.

The existing accounting standards for leases require lessees to classify their leases as either capital or operating leases. Under a capital lease, both the leased asset and the contractual lease obligation are recorded on the tenant's balance sheet if one of the following criteria are met: (i) the lease transfers ownership of the property to the lessee by the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the non-cancellable lease term is more than 75% of the useful life of the asset; or (iv) the present value of the minimum lease payments equals 90% or more of the leased property's fair value. If the terms of the lease do not meet these criteria, the lease is considered an operating lease, and no leased asset or contractual lease obligation is recorded by the lessee on its balance sheet.

In order to address concerns raised by the SEC regarding the transparency of contractual lease obligations under the existing accounting standards for operating leases, the U.S. Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") initiated a joint project to develop new guidelines for lease accounting. The FASB and IASB (collectively, the "Boards") issued an Exposure Draft on August 17, 2010 (the "Exposure Draft"), which proposes substantial changes to the current lease accounting standards if adopted in its current form, primarily by eliminating the concept of operating lease accounting. As a result, a lease asset and obligation will be recorded on the tenant's balance sheet for all lease arrangements. In addition, the Exposure Draft, if adopted in its current form, would impact the method in which contractual lease payments will be recorded. In order to mitigate the effect of the proposed lease accounting, tenants may seek to negotiate certain terms of new lease arrangements or modify terms in existing lease arrangements, such as shorter lease terms or fewer extension options, which would generally have less impact on tenants' balance sheets. Also, tenants may reassess their lease-versus-buy strategies. This could result in a greater renewal risk, shorter lease terms, a shift in the market away from leasing or making it more difficult for us to retain or obtain tenants, each of which may negatively impact our operations and ability to pay distributions.

After issuing the Exposure Draft, the Boards deliberated and made significant revisions to certain proposals in their Exposure Draft. The Boards plan to continue deliberations. The Boards have decided to reconsider their proposed lease accounting standard and plan to publish a revised Exposure Draft during the first half of 2012. A final lease accounting standard likely will not be issued before the second half of 2012.

Costs associated with complying with the Americans with Disabilities Act may affect cash available for distributions.

Our properties are generally expected to be subject to the Americans with Disabilities Act of 1990 (the "Disabilities Act"). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to acquire properties that comply with the Disabilities Act or place the burden on the seller or other third-party, such as a tenant, to ensure compliance with the Disabilities Act. However, we cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, our funds used for Disabilities Act compliance may affect cash available for distributions and the amount of distributions to you, if any.

If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.

When we decide to sell any of our properties, we intend to use our reasonable best efforts to sell them for cash or property. However, in some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk of default by the purchaser and will be subject to remedies provided by law, which could negatively impact our distributions to stockholders. There are no limitations or restrictions on our ability to take purchase money obligations. We may, therefore, take a purchase money obligation secured by a mortgage as part payment for the purchase price. The terms of payment to us generally will be affected by custom in the area where the property being sold is located and the then-prevailing economic conditions. If we receive promissory notes or other property in lieu of cash from property sales, the distribution of the proceeds of sales to our stockholders will be delayed until the promissory notes or other property are actually paid, sold, refinanced or otherwise disposed. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price, and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to make distributions to our stockholders.

If our sponsor, our Advisor or its affiliates waive or defer certain fees due to them, our results of operations may be artificially high.

From time to time, our sponsor, our Advisor or its affiliates may agree to waive or defer all or a portion of the acquisition, asset management or other fees, compensation or incentives due to them, pay general administrative expenses or otherwise supplement stockholder returns in order to increase the amount of cash available. Behringer Harvard Opportunity Advisors I has deferred our obligation to pay asset management fees accrued or accruing since May 1, 2010 through March 31, 2011 and debt financing fees and certain cost reimbursements accrued or accruing since July 1, 2010 through March 31, 2011 in both cases until the earlier of January 10, 2013 or such time as we have sufficient (1) net sales proceeds, (2) net refinancing proceeds, or (3) cash flow from operations, after establishing appropriate working capital reserves, to enable us to make payments thereon. Additionally, BH Property Management has deferred our obligation to pay property management oversight fees accrued or accruing since July 2010 through March 2011 until the earlier of January 10, 2013 or such time as we have sufficient (a) net sales proceeds, (b) net refinancing proceeds, or (c) cash flow from operations, after establishing appropriate working capital reserves, to enable us to make payments thereon. If our sponsor, our Advisor or its affiliates choose to no longer waive or defer such fees and incentives, our cash flow or results of operations will be lower than in previous periods and your return on your investment could be negatively affected.

We have invested in non-U.S. dollar denominated real property and real estate-related securities, exposing us to fluctuating currency rates.

We have purchased real estate and real estate-related securities denominated in foreign currencies. A change in foreign currency exchange rates may have an adverse impact on returns on our non-U.S. dollar denominated investments. Although we may hedge our foreign currency risk subject to the REIT income qualification tests, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations.

Our real estate-related investments are illiquid and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

The mezzanine loans we made are particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower's default. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited.

Our mortgage, bridge or mezzanine loans may be impacted by unfavorable real estate market conditions, which could decrease the value of our mortgage investments.

We will be at risk of defaults on our mortgage, bridge or mezzanine loans caused by many conditions beyond our control, including local and other economic conditions affecting real estate values and interest rate levels. We do not know whether the values of the property securing the loans will remain at the levels existing on the dates of origination of the loans. If the values of the underlying properties drop, our risk will increase and the values of our interests may decrease.

The mezzanine loans in which we invest involve greater risks of loss than senior loans secured by income-producing real properties.

We have invested in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the interest in the entity owning the real property. These types of investments involve a higher degree of risk than long-term senior mortgage lending secured by income producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of the entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill periods"), and control decisions made in bankruptcy proceedings relating to borrowers. As a result, we may not recover some or all of our investment, which could have a negative impact on our ability to make distributions.

Delays in liquidating defaulted mortgage, bridge or mezzanine loans could reduce our investment returns.

If there are defaults under our loans, we may not be able to repossess and sell quickly any properties securing such loans. The resulting time delay could reduce the value of our investment in the defaulted loans. An action to foreclose on a property securing a loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the loan.

Foreclosures create additional ownership risks that could adversely impact our returns on mortgage investments.

If we acquire property by foreclosure following defaults under our mortgage, bridge, or mezzanine loans, we will have the economic and liability risks as the owner.

The liquidation of our assets may be delayed, which could delay distributions to our stockholders.

Any intended liquidation of us may be delayed beyond the time of the sale of all of our properties until all mortgage, bridge or mezzanine loans expire or are sold, because we may enter into mortgage, bridge or mezzanine loans with terms that expire after the date we intend to have sold all of our properties.

Our due diligence may not reveal all of a borrower's liabilities and may not reveal other weaknesses in its business.

Before making a loan to a borrower, we assessed the strength and skills of such entity's management and other factors that we believe are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, we relied on the resources available to us and, in some cases, an investigation by third parties. This process is particularly important and subjective with respect to newly organized or private entities because there may be little or no information publicly available about the entities. There can be no assurance that our due diligence processes uncovered all relevant facts or that any investment will be successful.

We will depend on debtors for our revenue, and, accordingly, our revenue and our ability to make distributions to you will be dependent upon the success and economic viability of such debtors.

The success of our investments in real estate-related loans will materially depend on the financial stability of the debtors underlying such investments. The inability of a single major debtor or a number of smaller debtors to meet their payment obligations could result in reduced revenue or losses.

To hedge against exchange rate and interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective and may reduce the overall returns on your investment and affect cash available for distributions to our stockholders.

We have used and may in the future use derivative financial instruments to hedge exposures to changes in exchange rates and interest rates on loans secured by our assets and investments in collateralized mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions are determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time. Our hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability or asset;
- the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by federal tax provisions governing REITs;

- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
- the party owing money in the hedging transaction may default on its obligation to pay; and
- we may purchase a hedge that turns out to be unnecessary, *i.e.*, a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.

To the extent that we use derivative financial instruments to hedge against exchange rate and interest rate fluctuations, we will be exposed to credit risk, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to pay distributions to you will be adversely affected.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs which may result in us sustaining losses.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be certain that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses to us and affect our ability to pay distributions to our stockholders.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges (1) interest rate risk on liabilities incurred to carry or acquire real estate or (2) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

There can be no assurance that the direct or indirect effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, will not have an adverse effect on our interest rate hedging activities.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") became law in the United States. Title VII of the Dodd-Frank Act contains a sweeping overhaul of the regulation of privately negotiated derivatives. The provisions of Title VII became effective on July 16, 2011 or, with respect to particular provisions, on such other date specified in the Dodd-Frank Act or by subsequent rulemaking. While the full impact of the Dodd-Frank Act on our interest rate hedging activities cannot be fully assessed, the requirements of Title VII may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and may result in us entering into such transactions on more unfavorable terms than prior to effectiveness of the Dodd-Frank Act. The occurrence of any of the foregoing events may have an adverse effect on our business.

Risks Related to Our Common Stock

There is no public trading market for your shares; therefore, it will be difficult for you to sell your shares. If you are able to sell your shares, you will likely have to sell them at a substantial discount from the price you paid to acquire your shares.

There is no public market for your shares. If you are able to sell your shares, the price you receive for the shares of our common stock is likely to be less than the proportionate value of our investments. On January 10, 2011, our board of directors suspended all redemptions under our share redemption program until further notice. Therefore, it will be difficult for you to sell your shares promptly or at all. You may not be able to sell your shares in the event of an emergency. In addition, on December 20, 2011, our board of directors established an estimated per-share value of our common stock of $4.12 (for a full description of the methodologies used to value our assets and liabilities in connection with the calculation of the estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Market Information."). Therefore, if you are able to sell your shares, you will likely have to sell them at a substantial discount from the price you paid to acquire your shares. It is also likely that your shares would not be accepted as primary collateral for a loan.

As of January 10, 2011, our board of directors suspended our share redemption program for all stockholders. We have entered our disposition phase and currently have no plans to resume the share redemption program; therefore, you will likely not be able to sell your shares under the program.

On January 10, 2011, our board suspended all redemptions until further notice, and we have no current plans to resume the share redemption program. Therefore, until further notice, you will not be able to sell any of your shares back to us pursuant to our share redemption program. Should we resume the share redemption program, our board of directors may amend, suspend or terminate the program at any time. Our board of directors may also reject any request for redemption of shares. Further, our share redemption program contains many other restrictions and limitations that restrict your ability to sell your shares back to us under the program.

The estimated per share value of our common stock determined pursuant to our valuation policy is subject to certain limitations and qualifications and may not reflect the amount you would obtain if you tried to sell your shares or if we liquidated our assets.

We adopted a valuation policy in respect of estimating the per share value of our common stock, effective May 11, 2009 and amended on June 22, 2009 and March 23, 2012. On December 20, 2011, pursuant to our valuation policy, our board of directors established an estimated per share value of our common stock of $4.12 per share. This estimate was determined by our board of directors after consultation with the Advisor and an independent, third party real estate research, valuation and advisory firm, subject to the restrictions and limitations set forth in our valuation policy. The estimated value is not intended to be related to any analysis of individual asset values performed for financial statement purposes nor values at which individual assets may be carried on financial statements under applicable accounting standards. In addition, the per share valuation method is not designed to arrive at a valuation that is related to any individual or aggregated value estimates or appraisals of the value of our assets. This estimated value may not reflect the amount you would obtain if you tried to sell your shares or if we liquidated our assets. For a full description of the limitations and qualifications of the estimate, please refer to our valuation policy.

If we lose or are unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered.

Our success depends to a significant degree upon the continued contributions of our chairman, vice chairman, certain executive officers and other key personnel of us, our Advisor and its affiliates, including Robert M. Behringer, Robert S. Aisner and Michael J. O'Hanlon, each of whom would be difficult to replace. We do not have employment agreements with our chairman, vice chairman and executive officers, and we cannot guarantee that they will remain affiliated with us. Although our chairman, several of our executive officers and other key personnel, including Mr. Behringer, Mr. Aisner and Mr. O'Hanlon, have entered into employment agreements with affiliates of our Advisor, including Harvard Property Trust, these agreements are terminable at will, and we cannot guarantee that such persons will remain affiliated with our Advisor. If any of our key personnel were to cease their affiliation with us, our Advisor or its affiliates, our operating results could suffer. Further, although Behringer Harvard Holdings has key person insurance on the lives of Robert M. Behringer, Robert S. Aisner, and M. Jason Mattox, we do not intend to separately maintain key person life insurance on these individuals, or any other person. We believe that our future success depends, in large part, upon our Advisor's and its affiliates' ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for persons with these skills is intense, and we cannot assure you that our Advisor will be successful in attracting and retaining such skilled personnel. Further, we have established, and intend in the future to establish, strategic relationships with firms that have special expertise in certain services or as to assets both nationally and in certain geographic regions. Maintaining these relationships will be important for us to effectively implement our investment strategy. We cannot assure you that we will be successful in attracting and retaining such strategic relationships. If we lose or are unable to obtain the services of key personnel or do not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered.

Our rights, and the rights of our stockholders, to recover claims against our officers, directors, and our Advisor are limited.

Maryland law provides that a director has no liability in such capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter provides that, subject to the applicable limitations set forth therein or under Maryland law, no director or officer will be liable to us or our stockholders for monetary damages. Our charter also provides that we will generally indemnify our directors, our officers, our employees, our agents, our Advisor and its affiliates for losses they may incur by reason of their service in those capacities to the maximum extent permitted under Maryland law. As a result, we and our stockholders may have more limited rights against our directors, officers, employees and agents, and our Advisor and its affiliates, than might otherwise exist under common law, which could reduce your and our recovery from these persons. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents or our Advisor in some cases.

Because we rely on affiliates of Behringer Harvard Holdings for the provision of advisory and property management services, if Behringer Harvard Holdings is unable to meet its obligations, we may be required to find alternative providers of these services, which could result in a disruption of our business.

Behringer Harvard Holdings, through one or more of its subsidiaries, owns and controls our Advisor and our property manager. The operations of our Advisor and our property manager rely substantially on Behringer Harvard Holdings. Behringer Harvard Holdings is largely dependent on fee income from its sponsored real estate programs. The current real estate market disruptions could adversely affect the amount of such fee income. In the event that Behringer Harvard Holdings becomes unable to meet its obligations as they become due, we might be required to find alternative service providers, which could result in a significant disruption of our business and would likely adversely affect the value of your investment in us.

Our cash flow from operating activities has been insufficient to fully fund distributions to our stockholders and we have made distributions from other sources, which may negatively impact our ability to achieve our investment objectives.

Distributions are authorized at the discretion of our board of directors based on its analysis of our earnings, cash flow, anticipated cash flow, capital expenditure requirements, general financial condition, and other factors that our board deems relevant. On March 28, 2011, our board of directors ceased regular, quarterly distributions in favor of those that may arise from proceeds available to be distributed from asset sales. Historically, our cash flow from operating activities has been insufficient to fully fund the payment of distributions and some of our distributions have been paid from other sources such as financing activities, components of which include proceeds from the Offering, borrowings (including borrowings secured by our assets) in anticipation of future operating cash flow. In addition, from time to time, our Advisor and its affiliates may agree, as they did in January 2011, to waive or defer all, or a portion, of the acquisition, asset management or other fees or other incentives due to them, enter into lease agreements for unleased space, pay general administrative expenses, provide loans or otherwise supplement investor returns in order to increase the amount of cash available for operating needs and distributions. In March 2011, we also obtained a $2.5 million loan from our Advisor to further bridge our liquidity needs. The $2.5 million loan has a maturity date of the earliest of (i) the second anniversary of the date of the note, (ii) the termination without cause of the advisory management agreement or (iii) the termination without cause of the property management agreement, and bears interest at a rate of 5%. The balance on the loan at December 31, 2011 was $1.5 million. To the extent distributions have been paid from financing activities, we will have less money available for other uses, such as cash needed to refinance existing indebtedness, which may negatively impact our ability to achieve our investment objectives.

A limit on the number of shares a person may own may discourage a takeover.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% of our outstanding shares of common or preferred stock. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide stockholders with the opportunity to receive a control premium for their shares.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of the holders of our current common stock or discourage a third-party from acquiring us.

Our charter permits our board of directors to issue up to 400,001,000 shares of capital stock. Our board of directors, without any action by our stockholders, may (1) increase or decrease the aggregate number of shares, (2) increase or decrease the number of shares of any class or series we have authority to issue or (3) classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of such stock with terms and conditions that could subordinate the rights of the holders of our current common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired.

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns 10% or more of the voting power of the corporation's shares; or
- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between a Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. Maryland law also permits various exemptions from these provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Maryland law also limits the ability of a third party to buy a large stake in us and exercise voting power in electing directors.

Maryland law provides a second anti-takeover statute, its Control Share Acquisition Act, which provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the corporation's disinterested stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by interested stockholders, that is, by the acquirer, by officers or by directors who are employees of the corporation, are excluded from shares entitled to vote on the matter. "Control shares" are voting shares of stock that would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares. The control share acquisition statute does not apply to (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) acquisitions approved or exempted by the articles of incorporation or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. We can offer no assurance that this provision will not be amended or eliminated at any time in the future. This statute could have the effect of discouraging offers from third parties to acquire us and increasing the difficulty of successfully completing this type of offer by anyone other than our affiliates or any of their affiliates.

Stockholders have limited control over changes in our policies and operations.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Our charter sets forth the stockholder voting rights. Under our charter and the Maryland General Corporation Law, our stockholders currently have a right to vote only on the following matters:

- the election or removal of directors;
- any amendment of our charter, except that our board of directors may amend our charter without stockholder approval to:
    - change our name;
    - increase or decrease the aggregate number of our shares;

- increase or decrease the number of our shares of any class or series that we have the authority to issue;
- classify or reclassify any unissued shares by setting or changing the preferences, conversion or other rights, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption of such shares;
- effect reverse stock splits;
- after the listing of our shares of common stock on a national securities exchange, opting into any of the provisions of Subtitle 8 of Title 3 of the Maryland General Corporation Law;

- our liquidation and dissolution; and
- our being a party to any merger, consolidation, sale or other disposition of substantially all of our assets (notwithstanding that Maryland law may not require stockholder approval).

All other matters are subject to the discretion of our board of directors.

Our board of directors may change our investment policies and objectives generally and at the individual investment level without stockholder approval, which could alter the nature of your investment.

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interests of the stockholders. In addition to our investment policies and objectives, we may also change our stated strategy for any investment in an individual property. These policies may change over time. The methods of implementing our investment policies may also vary, as new investment techniques are developed. Our investment policies, the methods for their implementation, and our other objectives, policies and procedures may be altered by our board of directors without the approval of our stockholders. As a result, the nature of your investment could change without your consent.

We may not successfully implement our exit strategy, in which case you may have to hold your investment for an indefinite period.

Depending upon then-prevailing market conditions, we intend to begin to consider the process of liquidating and distributing cash or listing our shares on a national securities exchange within three to six years after the termination of our initial public offering. If we have not begun the process to list our shares for trading on a national securities exchange or to liquidate at any time after the sixth anniversary of the termination of our initial public offering, unless such date is extended by our board of directors including a majority of our independent directors, we will furnish a proxy statement to stockholders to vote on a proposal for our orderly liquidation upon the written request of stockholders owning 10% or more of our outstanding common stock. The liquidation proposal would include information regarding appraisals of our portfolio. By proxy, stockholders holding a majority of our shares could vote to approve our liquidation. If our stockholders did not approve the liquidation proposal, we would obtain new appraisals and resubmit the proposal by proxy statement to our stockholders up to once every two years upon the written request of stockholders owning 10% or more of our outstanding common stock.

Market conditions and other factors could cause us to delay the listing of our shares on a national securities exchange or to delay the commencement of our liquidation beyond six years from the termination of our initial public offering. If so, our board of directors and our independent directors may conclude that it is not in our best interests for us to furnish a proxy statement to stockholders for the purpose of voting on a proposal for our orderly liquidation. Our charter permits our board of directors, with the concurrence of a majority of our independent directors, to defer the furnishing of such a proxy indefinitely. Therefore, if we are not successful in implementing our exit strategy, your shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment into cash easily and could suffer losses on your investment.

Your percentage interest in Behringer Harvard Opportunity REIT I will be reduced if we issue additional shares.

Stockholders do not have preemptive rights to any shares issued by us in the future. Our charter currently has authorized 400,001,000 shares of capital stock, of which 350,000,000 shares are designated as common stock, 1,000 shares are designated as convertible stock and 50,000,000 are designated as preferred stock. Subject to any limitations set forth under Maryland law, our board of directors may increase the number of authorized shares of capital stock, increase or decrease the number of shares of any class or series of stock designated, or reclassify any unissued shares without the necessity of obtaining stockholder approval. All of such shares may be issued in the discretion of our board of directors. Stockholders will likely experience dilution of their equity investment in us in the event that we (1) sell additional shares in the future, including those issued pursuant to the distribution reinvestment plan, (2) sell securities that are convertible into shares of our common stock, (3) issue shares of our common stock in a private offering of securities to institutional investors, (4) issue shares of common stock upon the conversion of our convertible stock, (5) issue shares of our common stock upon the exercise of any options granted to our independent directors or employees of Behringer Opportunity Advisors I and HPT Management or their affiliates, (6) issue shares to Behringer Opportunity Advisors I, its successors or assigns, in payment of an outstanding fee obligation as set forth under our advisory management agreement, or (7) issue shares of our common stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests of Behringer Harvard OP I. In addition, the partnership agreement for Behringer Harvard OP I contains provisions which would allow, under certain circumstances, other entities, including other Behringer Harvard sponsored programs, to merge into or cause the exchange or conversion of their interest for interests of Behringer Harvard OP I. Because the limited partnership interests of Behringer Harvard OP I may be exchanged for shares of our common stock, any merger, exchange or conversion between Behringer Harvard OP I and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. You should not expect to be able to own a significant percentage of our shares.

Payment of fees to our Advisor and its affiliates will reduce cash available for funding our operating activities.

Our Advisor and its affiliates perform services for us in connection with, among other things, the selection and acquisition of our investments, the management and leasing of our properties, the servicing of our mortgage, bridge, mezzanine or other loans, the administration of our other investments and the disposition of our assets. They are paid substantial fees for these services. These fees reduce the amount of cash available for funding our operating activities.

We may be restricted in our ability to replace our property manager under certain circumstances.

Under the terms of our property management agreement, we may terminate the agreement upon 30 days' notice in the event of, and only in the event of, a showing of willful misconduct, gross negligence, or deliberate malfeasance by the property manager in performing its duties. Our board of directors may find the performance of our property manager to be unsatisfactory. However, unsatisfactory performance by the property manager may not constitute "willful misconduct, gross negligence, or deliberate malfeasance." As a result, we may be unable to terminate the property management agreement at the desired time, which may have an adverse effect on the management and profitability of our properties.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

We have diversified our cash and cash equivalents between several banking institutions in an attempt to minimize exposure to any one of these entities that could occur as a result of the failure of one of these entitiies. However, the Federal Deposit Insurance Corporation, or "FDIC," only insures limited amounts per depositor per insured bank. At December 31, 2011, we had cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over the federally insured levels. The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of your investment.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.

Our strategy may involve becoming "self-managed" by internalizing our management functions, particularly if we seek to list our shares on an exchange as a way of providing our stockholders with a liquidity event. The method by which we could internalize these functions could take many forms. We may hire our own group of executives and other employees or we may elect to negotiate to acquire our Advisor's and property manager's assets and personnel. Under our advisory management agreement, we are restricted from hiring or soliciting any employee of our Advisor or its affiliates for one year from the termination of the agreement. We are similarly restricted under our property management agreement with respect to the employees of our property manager or its affiliates. These restrictions could make it difficult to internalize our management functions without acquiring assets and personnel from our Advisor and its affiliates for consideration that would be negotiated at that time. At this time, we cannot be sure of the form or amount of consideration or other terms relating to any such acquisition. Such consideration could take many forms, including cash payments, promissory notes and shares of our stock. An internalization transaction could result in significant payments to affiliates of our Advisor irrespective of whether you received the returns on which we have conditioned other back-end compensation. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the net income per share and modified funds from operations per share attributable to your investment. We will not be required to seek a stockholder vote to become self-managed.

In addition, while we would no longer bear the costs of the various fees and expenses we pay to our Advisor under the advisory management agreement, if we internalize, our direct expenses would include general and administrative costs, including legal, accounting and other expenses related to corporate governance and SEC reporting and compliance. We would also incur the compensation and benefits costs of our officers and other employees and consultants that are now paid by our Advisor or its affiliates. In addition, we may issue equity awards to officers, employees and consultants, which awards would decrease net income and modified funds from operations and may further dilute your investment. We cannot reasonably estimate the amount of fees to our Advisor we would save and the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our Advisor, our net income per share and modified funds from operations per share would be lower as a result of the internalization than they otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares.

As currently organized, we do not directly employ any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers' disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. Nothing in our charter prohibits us from entering into the transaction described above.

Additionally, there is no assurance that internalizing our management functions will prove to be beneficial to us and our stockholders. We could have difficulty integrating our management functions as a stand-alone entity. Certain personnel of our Advisor and its affiliates perform property management, asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. We could fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management's attention could be diverted from most effectively managing our portfolio of investments.

If we were to internalize our management or if another investment program, whether sponsored by our sponsor or otherwise, hires the employees of our Advisor in connection with its own internalization transaction or otherwise, our ability to conduct our business may be adversely affected.

We rely on persons employed by our Advisor to manage our day-to-day operations. If we were to effectuate an internalization of our Advisor, we may not be able to retain all of the employees of our Advisor or to maintain a relationship with our sponsor. In addition, some of the employees of our Advisor may provide services to one or more other investment programs. These programs or third parties may decide to retain some or all of our Advisor's key employees in the future. If this occurs, these programs could hire certain of the persons currently employed by our Advisor who are most familiar with our business and operations, thereby potentially adversely impacting our business.

Risks Related to Conflicts of Interest

We are subject to conflicts of interest arising out of our relationships with our Advisor and its affiliates, including the material conflicts discussed below.

Because a number of other Behringer Harvard sponsored real estate programs use investment strategies that are similar to ours, our executive officers, our Advisor and its executive officers face conflicts of interest relating to the leasing and disposition of properties, and such conflicts may not be resolved in our favor.

There may be periods during which one or more Behringer Harvard sponsored programs are seeking to dispose of similar properties and other real estate-related investments. As a result, we may be trying to sell our properties and other real estate-related investments at the same time as one or more of the other Behringer Harvard sponsored programs managed by officers and employees of our Advisor and/or its affiliates, and these other Behringer Harvard sponsored programs may use disposition strategies that are similar to ours. Our executive officers and the executive officers of our Advisor are also the executive officers of other Behringer Harvard sponsored REITs and their advisors, the general partners of Behringer Harvard sponsored partnerships and/or the advisors or fiduciaries of other Behringer Harvard sponsored programs, and these entities are and will be under common control. In the event these conflicts arise, we cannot assure you that our best interests will be met when officers and employees acting on behalf of our Advisor and on behalf of advisors and managers of other Behringer Harvard sponsored programs decide whether to pursue a specific buyer of real estate on our behalf or on behalf of another Behringer Harvard sponsored program or affiliate of our Advisor, which may have a disposition strategy that is similar to ours. In addition, we have acquired properties in geographic areas where other Behringer Harvard sponsored programs own properties. If one of the other Behringer Harvard sponsored programs attracts a tenant for which we are competing, we could suffer a loss of revenue due to delays in locating another suitable tenant. You will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved.

Our Advisor and its affiliates, including all of our executive officers and some of our directors, face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

Our Advisor and its affiliates, including our property manager, are entitled to substantial fees from us under the terms of our advisory management agreement and property management agreement. These fees could influence our Advisor's advice to us, as well as the judgment of affiliates of our Advisor performing services for us. Among other matters, these compensation arrangements could affect their judgment with respect to:

- continuing, renewing, or enforcing our agreements with our Advisor and its affiliates, including the advisory management agreement and the property management agreement;
- public offerings of equity by us, which may entitle Behringer Securities LP ("Behringer Securities") to dealer-manager fees and will likely entitle our Advisor to increased acquisition and asset management fees;
- property sales, which entitle our Advisor to real estate commissions and the possible issuance to our Advisor of shares of our common stock through the conversion of our convertible stock;
- property acquisitions from other Behringer Harvard sponsored programs, which might entitle affiliates of our Advisor to real estate commissions and possible success-based sale fees in connection with its services for the seller;
- property acquisitions from third parties, which entitle our Advisor to acquisition and advisory fees and asset-management fees;
- borrowings to acquire properties, which increase the acquisition, debt financing, and asset management fees payable to our Advisor;

- determining the compensation paid to employees for services provided to us, which could be influenced in part by whether or not the Advisor is reimbursed by us for the related salaries and benefits;
- whether we seek to internalize our management functions, which internalization could result in our retaining some of our Advisor's key officers and employees for compensation that is greater than that which they currently earn or which could require additional payments to affiliates of our Advisor to purchase the assets and operations of our Advisor;
- whether and when we seek to list our common stock on a national securities exchange, which could entitle our Advisor to the issuance of shares of our common stock through the conversion of our convertible stock; and
- whether and when we seek to sell the company or its assets, which sale could entitle our Advisor to real estate commissions and to the issuance of shares of our common stock through the conversion of our convertible stock.

The fees our Advisor receives in connection with transactions involving the purchase and management of an asset are based on the cost of the investment, including the amount budgeted for the development, construction, and improvement of each asset, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our Advisor to recommend riskier transactions to us. Furthermore, our Advisor will refund these fees to the extent they are based on budgeted amounts that prove too high once development, construction, or improvements are completed, but the fact that these fees are initially calculated.

In addition, the conversion feature of our convertible stock could cause us to make different investment or disposition decisions than we would otherwise make, in order to avoid the stock conversion. Moreover, our Advisor has the right to terminate the advisory management agreement for any reason upon 60 days' notice and thereby trigger the conversion of the convertible stock, which could have the effect of delaying, deferring or preventing a change of control that might otherwise be in our stockholders' best interests.

Our Advisor's executive officers and key personnel and the executive officers and key personnel of Behringer Harvard affiliated entities that conduct our day-to-day operations face competing demands on their time, and this may cause our investment returns to suffer.

We rely upon the executive officers of our Advisor and the executive officers and employees of Behringer Harvard affiliated entities to conduct our day-to-day operations. These persons also conduct the day-to-day operations of other Behringer Harvard sponsored programs and may have other business interests as well. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and resources to our business than is necessary or appropriate. If this occurs, the returns on our investments may suffer.

Our officers face conflicts of interest related to the positions they hold with entities affiliated with our Advisor, which could diminish the value of the services they provide to us.

Certain of our executive officers are also officers of our Advisor, our property manager and other entities affiliated with our Advisor, including the advisors and fiduciaries to other Behringer Harvard sponsored programs. As a result, these individuals owe fiduciary duties to these other entities and their investors, which may conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Conflicts with our business and interests are most likely to arise from involvement in activities related to (1) allocation of new investments and management time and services between us and the other entities, (2) the timing and terms of the investment in or sale of an asset, (3) development of our properties by affiliates of our Advisor, (4) investments with affiliates of our Advisor, (5) compensation to our Advisor, and (6) our relationship with our property manager. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to you and to maintain or increase the value of our assets.

Your investment will be diluted upon conversion of the convertible stock.

Behringer Harvard Holdings purchased 1,000 shares of our convertible stock for an aggregate purchase price of $1,000. Under limited circumstances, these shares may be converted into shares of our common stock, reducing the percentage of your common stock owned prior to conversion. The terms of the convertible stock provide that, generally, the holder of such shares will receive shares of common stock with a value equal to 15% of the excess of our enterprise value over the sum of the capital invested by the stockholders and a 10% cumulative, non-compounded, annual return on such capital. The shares of convertible stock will be converted into shares of common stock automatically if:

- the holders of our common stock have received distributions equal to the sum of the aggregate capital invested by such stockholders and a 10% cumulative, non-compounded, annual return on such capital;
- the shares of common stock are listed for trading on a national securities exchange; or
- the advisory management agreement expires and is not renewed or is terminated, other than due to a termination because of a material breach by our Advisor, and at the time of or subsequent to such termination, the holders of our common stock have received aggregate distributions equal to the sum of the capital invested by such stockholders and a 10% cumulative, non-compounded, annual return on such capital contributions through the date of conversion.

Our Advisor can influence whether we terminate the advisory management agreement or allow it to expire without renewal, or whether our common stock is listed for trading on a national securities exchange. Accordingly, our Advisor can influence both the conversion of the convertible stock issued to Behringer Harvard Holdings and the resulting dilution of other stockholders' interests.

The convertible shares issued may be worth 15% of the excess of our enterprise value over the sum of the capital invested by our stockholders and a 10% cumulative, non-compounded, annual return.

We have issued 1,000 shares of our convertible stock to Behringer Harvard Holdings for an aggregate purchase price of $1,000. As described above, under limited circumstances, these shares may be converted into shares of our common stock. The terms of the convertible stock provide that, generally, the holder of such shares will receive shares of common stock with a value on the date of determination of the number of shares issuable upon such conversion equal to 15% of the excess of our enterprise value over the sum of the capital invested by the stockholders and a 10% cumulative, non-compounded, annual return on such capital. As a result, following conversion, the holder of the convertible stock will be entitled to a substantial portion of amounts distributable to our stockholders.

We face conflicts of interest relating to the incentive fee structure under our advisory management agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

Under our advisory management agreement, Behringer Opportunity Advisors I is entitled to fees that are structured in a manner intended to provide incentives to our Advisor to perform in our best interests and in the best interests of our stockholders. However, because our Advisor does not maintain a significant equity interest in us and is entitled to receive substantial minimum compensation regardless of performance, our Advisor's interests are not wholly aligned with those of our stockholders. In that regard, our Advisor's entitlement to fees upon the sale of our assets and to participate in sale proceeds could result in our Advisor recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle the Advisor to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest. The terms of our convertible stock provide for its conversion into shares of common stock in the event we terminate our Advisor prior to the listing of our shares for trading on an exchange or, absent such listing, in respect of its participation in net sales proceeds.

The terms of our advisory management agreement require us to pay a performance-based termination fee to our Advisor (reduced by the value of shares of common stock issued or issuable upon conversion of our convertible stock) in the event that (1) the advisory management agreement expires without renewal or is terminated, other than because of a material breach by the Advisor; (2) the holders of the common stock have received distributions equal to the sum of the capital invested by such stockholders and a 10% cumulative, non-compounded, annual return; or (3) the shares of common stock are listed for trading on a national securities exchange. To avoid the conversion of our convertible stock and/or paying this fee, our independent directors may decide against terminating the advisory management agreement prior to the listing of our shares or disposition of our investments even if, but for the termination fee, termination of the advisory management agreement would be in our best interests. In addition, the conversion feature of our convertible stock and the requirement of the advisory management agreement to pay a fee to our Advisor at termination could cause us to make different investment or disposition decisions than we would otherwise make, in order to avoid the stock conversion and the fee payment. Moreover, our Advisor has the right to terminate the advisory management agreement upon a change of control of our company and thereby trigger the payment of the performance fee and the conversion of the convertible stock, which could have the effect of delaying, deferring or preventing the change of control.

Federal Income Tax Risks

Failure to maintain our qualification as a REIT would adversely affect our operations and our ability to make distributions.

We elected, and qualified, to be taxed as a REIT, beginning with our taxable year ended December 31, 2006. In order for us to remain qualified as a REIT, we must satisfy certain requirements set forth in the Code and Treasury Regulations and various factual matters and circumstances that are not entirely within our control. We intend to structure our activities in a manner designed to satisfy all of these requirements. However, if certain of our operations were to be recharacterized by the Internal Revenue Service, such recharacterization could jeopardize our ability to satisfy all of the requirements for qualification as a REIT and may affect our ability to continue to qualify as a REIT. In addition, new legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualifying as a REIT or the federal income tax consequences of qualifying.

Our qualification as a REIT depends upon our ability to meet, through investments, actual operating results, distributions and satisfaction of specific stockholder rules, the various tests imposed by the Code. We cannot assure you that we will satisfy the REIT requirements in the future.

If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the distributions paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Qualification as a REIT is subject to the satisfaction of tax requirements and various factual matters and circumstances that are not entirely within our control. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to qualification as a REIT or the federal income tax consequences of being a REIT. Our failure to continue to qualify as a REIT would adversely affect your return on your investment.

Our investment strategy may cause us to incur penalty taxes, lose our REIT status, or own and sell properties through taxable REIT subsidiaries, each of which would diminish the return to our stockholders.

In light of our opportunistic investment strategy, it is possible that one or more sales of our properties may be "prohibited transactions" under provisions of the Code. Any subdivision of property, such as the sale of condominiums, would almost certainly be considered such a prohibited transaction. If we are deemed to have engaged in a "prohibited transaction" (*i.e.*, we sell a property held by us primarily for sale in the ordinary course of our trade or business), all income that we derive from such sale would be subject to a 100% tax. The Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% tax. A principal requirement of the safe harbor is that the REIT must hold the applicable property for not less than two years prior to its sale. Given our opportunistic investment strategy, it is entirely possible, if not likely, that the sale of one or more of our properties will not fall within the prohibited transaction safe harbor.

If we desire to sell a property pursuant to a transaction that does not fall within the safe harbor, we may be able to avoid the 100% penalty tax if we acquired the property through a TRS or acquired the property and transferred it to a TRS for a non-tax business purpose prior to the sale (*i.e.*, for a reason other than the avoidance of taxes). However, there may be circumstances that prevent us from using a TRS in a transaction that does not qualify for the safe harbor. Additionally, even if it is possible to effect a property disposition through a TRS, we may decide to forego the use of a TRS in a transaction that does not meet the safe harbor based on our own internal analysis, the opinion of counsel or the opinion of other tax advisors that the disposition will not be subject to the 100% penalty tax. In cases where a property disposition is not effected through a TRS, the Internal Revenue Service could successfully assert that the disposition constitutes a prohibited transaction, in which event all of the net income from the sale of such property will be payable as a tax and none of the proceeds from such sale will be distributable by us to our stockholders.

If we acquire a property that we anticipate will not fall within the safe harbor from the 100% penalty tax upon disposition, then we may acquire such property through a TRS in order to avoid the possibility that the sale of such property will be a prohibited transaction and subject to the 100% penalty tax. If we already own such a property directly or indirectly through an entity other than a TRS, we may contribute the property to a TRS if there is another, non-tax related business purpose for the contribution of such property to the TRS. Following the transfer of the property to a TRS, the TRS will operate the property and may sell such property and distribute the net proceeds from such sale to us, and we may distribute the net proceeds distributed to us by the TRS to our stockholders. Though a sale of the property by a TRS likely would eliminate the danger of the application of the 100% penalty tax, the TRS itself would be subject to a tax at the federal level, and potentially at the state and local levels, on the gain realized by it from the sale of the property, as well as on the income earned while the property is operated by the TRS. This tax obligation would diminish the amount of the proceeds from the sale of such property that would be distributable to our stockholders. As a result, the amount available for distribution to our stockholders would be substantially less than if the REIT had not operated and sold such property through the TRS and such transaction was not successfully characterized as a prohibited transaction. The maximum federal corporate income tax rate currently is 35%. Federal, state and local corporate income tax rates may be increased in the future, and any such increase would reduce the amount of the net proceeds available for distribution by us to our stockholders from the sale of property through a TRS after the effective date of any increase in such tax rates.

If we own too many properties through one or more of our TRSs, then we may lose our status as a REIT. If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the distributions paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax. As a REIT, the value of the stock we hold in all of our TRSs may not exceed 25% of the value of all of our assets at the end of any calendar quarter. If the Internal Revenue Service were to determine that the value of our interests in all of our TRSs exceeded 25% of the value of total assets at the end of any calendar quarter, then we would fail to qualify as a REIT. If we determine it to be in our best interests to own a substantial number of our properties through one or more TRSs, then it is possible that the Internal Revenue Service may conclude that the value of our interests in our TRSs exceeds 25% of the value of our total assets at the end of any calendar quarter and therefore cause us to fail to qualify as a REIT. Additionally, as a REIT, no more than 25% of our gross income with respect to any year may be from sources other than real estate. Distributions paid to us from a TRS are considered to be non-real estate income. Therefore, we may fail to qualify as a REIT if distributions from all of our TRSs, when aggregated with all other non-real estate income with respect to any one year, are more than 25% of our gross income with respect to such year. We will use all reasonable efforts to structure our activities in a manner intended to satisfy the requirements for our continued qualification as a REIT. Our failure to continue to qualify as a REIT would adversely affect your return on your investment.

Certain fees paid to us may affect our REIT status.

Income received in the nature of rental subsidies or rent guarantees, in some cases, may not qualify as rental income and could be characterized by the Internal Revenue Service as non-qualifying income for purposes of satisfying the "income tests" required for REIT qualification. If this income were, in fact, treated as non-qualifying, and if the aggregate of such income and any other non-qualifying income in any taxable year ever exceeded 5% of our gross revenues for such year, we could lose our REIT status for that taxable year and the four ensuing taxable years. Our failure to continue to qualify as a REIT would adversely affect your return on your investment.

If our operating partnership fails to maintain its status as a partnership, its income may be subject to taxation, which would reduce our cash available for distribution to our stockholders.

We intend to maintain the status of the operating partnership as a partnership for federal income tax purposes. However, if the Internal Revenue Service were to successfully challenge the status of the operating partnership as a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that the operating partnership could make to us. This would also result in our losing REIT status, and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to make distributions and the return on your investment. In addition, if any of the partnerships or limited liability companies through which the operating partnership owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the operating partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

In certain circumstances, we may be subject to federal and state taxes, which would reduce our cash available for distribution to our stockholders.

Even if we qualify and maintain our status as a REIT, we may become subject to federal and state taxes. For example, if we have net income from a "prohibited transaction," such income will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes, including potentially the "margin tax" in the State of Texas, on our income or property, either directly or at the level of the operating partnership or at the level of the other companies through which we indirectly own our assets. Any federal or state taxes paid by us will reduce our cash available for distribution to our stockholders.

Non-U.S. income or other taxes, and a requirement to withhold any non-U.S. taxes, may apply, and, if so, the amount of net cash from operations payable to you will be reduced.

We have made investments in real estate located outside of the United States and may invest in stock or other securities of entities owning real property located outside the U.S. As a result, we may be subject to foreign (*i.e.*, non-U.S.) income taxes, stamp taxes, real property conveyance taxes, withholding taxes, and other foreign taxes or similar impositions in connection with our ownership of foreign real property or foreign securities. The country in which the real property is located may impose such taxes regardless of whether we are profitable and in addition to any U.S. income tax or other U.S. taxes imposed on profits from our investments in such real property or securities. If a foreign country imposes income taxes on profits from our investment in foreign real property or foreign securities, you will not be eligible to claim a tax credit on your U.S. federal income tax returns to offset the income taxes paid to the foreign country, and the imposition of any foreign taxes in connection with our ownership and operation of foreign real property or our investment in securities of foreign entities will reduce the amounts distributable to you. Similarly, the imposition of withholding taxes by a foreign country will reduce the amounts distributable to you. We expect the organizational costs associated with non-U.S. investments, including costs to structure the investments so as to minimize the impact of foreign taxes, will be higher than those associated with U.S. investments. Moreover, we may be required to file income tax or other information returns in foreign jurisdictions as a result of our investments made outside of the U.S. Any organizational costs and reporting requirements will increase our administrative expenses and reduce the amount of cash available for distribution to you. You are urged to consult with your own tax advisors with respect to the impact of applicable non-U.S. taxes and tax withholding requirements on an investment in our common stock.

Our foreign investments will be subject to changes in foreign tax or other laws, as well as to changes in U.S. tax laws, and such changes could negatively impact our returns from any particular investment.

We have made investments in real estate located outside of the United States. Such investments are typically structured to minimize non-U.S. taxes, and generally include the use of holding companies. Our ownership, operation and disposition strategy with respect to non-U.S. investments will take into account foreign tax considerations. For example, it is typically advantageous from a tax perspective in non-U.S. jurisdictions to sell interests in a holding company that owns real estate rather than the real estate itself. Buyers of such entities, however, will often discount their purchase price by any inherent or expected tax in such entity. Additionally, the pool of buyers for interests in such holding companies is typically more limited than buyers of direct interests in real estate, and we may be forced to dispose of real estate directly, thus potentially incurring higher foreign taxes and negatively affecting the return on the investment.

We will also capitalize our holding companies with debt and equity to reduce foreign income and withholding taxes as appropriate and with consultation with local counsel in each jurisdiction. Such capitalization structures are complex and potentially subject to challenge by foreign and domestic taxing authorities.

We may use certain holding structures for our non-U.S. investments to accommodate the needs of one class of investors which reduce the after-tax returns to other classes of investors. For example, if we interpose an entity treated as a corporation for United States tax purposes in our chain of ownership with respect to any particular investment, U.S. tax-exempt investors will generally benefit as such investment will no longer generate unrelated business taxable income. However, if a corporate entity is interposed in a non-U.S. investment holding structure, this would prevent individual investors from claiming a foreign tax credit for any non-U.S. income taxes incurred by the corporate entity or its subsidiaries.

Foreign investments are subject to changes in foreign tax or other laws. Any such law changes may require us to modify or abandon a particular holding structure. Such changes may also lead to higher tax rates on our foreign investments than we anticipated, regardless of structuring modifications. Additionally, U.S. tax laws with respect to foreign investments are subject to change, and such changes could negatively impact our returns from any particular investment.

Legislative or regulatory action could adversely affect the returns to our investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. You also should note that our counsel's tax opinion is based upon existing law and Treasury Regulations, applicable as of the date of its opinion, all of which are subject to change, either prospectively or retroactively.

Congress passed major federal tax legislation in 2003, with modifications to that legislation in 2005 and 2010. One of the changes effected by that legislation generally reduced the tax rate on dividends paid by corporations to individuals to a maximum of 15% prior to 2013. REIT distributions generally do not qualify for this reduced rate. The tax changes did not, however, reduce the corporate tax rates. Therefore, the maximum corporate tax rate of 35% has not been affected. However, as a REIT, we generally would not be subject to federal or state corporate income taxes on that portion of our ordinary income or capital gain that we distribute to our stockholders, and we thus expect to avoid the "double taxation" to which other corporations are typically subject.

Although REITs continue to receive substantially better tax treatment than entities taxed as corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be taxed for federal income tax purposes as a corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interests of our stockholders.

Equity participation in mortgage, bridge, mezzanine or other loans may result in taxable income and gains from these properties that could adversely impact our REIT status.

If we participate under a loan in any appreciation of the properties securing the mortgage loan or its cash flow and the Internal Revenue Service characterizes this participation as "equity," we might have to recognize income, gains and other items from the property for federal income tax purposes. This could affect our ability to qualify as a REIT.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

General

As of December 31, 2011, we wholly owned eight properties, consolidated four properties through investments in joint ventures and a consolidating interest in a note receivable joint venture. In addition, we are the mezzanine lender for one multifamily property. We also have noncontrolling, unconsolidated ownership interests in two properties and one investment in a joint venture consisting of 22 properties that are accounted for using the equity method.

The following table presents certain additional information about our consolidated properties as of December 31, 2011:

Property Name	Location	Approximate Rentable Square Footage	Description	Ownership Interest	Year Acquired	Occupancy at 12/31/11	Occupancy at 12/31/10	Effective Annual Rent per Square Foot/Unit as of 12/31/11	Effective Annual Rent per Square Foot/Unit for as of 12/31/10
Bent Tree Green	Dallas, Texas	138,000	3-story office building	100%	2006	66%	75%	13.77	18.52
Las Colinas Commons	Irving, Texas	239,000	3-building office complex	100%	2006	86%	86%	13.16	12.30
5000 S. Bowen Road	Arlington, Texas	87,000	1-story data center campus	100%	2007	100%	100%	15.82	15.33
Northpoint Central	Houston, Texas	180,000	9-story office building	100%	2007	97%	93%	20.31	20.38
Northborough Tower	Houston, Texas	207,000	14-story office building	100%	2007	100%	100%	20.72	20.72
Tanglewood at Voss	Houston, Texas	—	multifamily	100%	2010	93%	94%	13,613.36(1)	11,988.44
Santa Clara 700/750 Joint Venture	Santa Clara, California	306,000	2-building office complex	100%	2007	100%	100%	10.27	9.34
Rio Salado Business Center	Phoenix, Arizona	—	development property	100%	2007	n/a	n/a	n/a	n/a
Chase Park Plaza	St. Louis, Missouri	—	hotel and condominium development property	95%	2006	56%(2)	55%(2)	n/a	n/a
The Lodge & Spa at Cordillera	Edwards, Colorado	—	hotel and development property	94%	2007	51%(2)	52%(2)	n/a	n/a
Frisco Square	Frisco, Texas	100,500	mixed-use development (multifamily, retail, office, and restaurant)	93%	2007	(3)	(3)	(4)	(4)
Becket House	London, England	46,000	long-term leasehold interest	80%	2007	49%	35%	41.55	28.90

(1) Effective annual rent per multifamily unit.

(2) Hospitality property.

(3) Occupancy for retail, office, and restaurant was 78% and 82% at 12/31/11 and 12/31/10, respectively. Occupancy for multifamily was 86% and 89% at 12/31/11 and 12/31/10, respectively.

(4) Effective annual rent per square foot for retail, office, and restaurant was 20.12 and 19.91 at 12/31/11 and 12/31/10, respectively. Effective annual rent per unit for multifamily was 11,443 and 10,568 at 12/31/11 and 12/31/10, respectively.

Four of our consolidated properties represented more than 10% of our 2011 base rent: Frisco Square at 13.4%; Tanglewood at Voss at 12.9%; Chase Park Plaza at 12.2%; and Northborough Tower at 12%.

The following information generally applies to all of our investments in real estate properties:

- we believe all of our investment properties are adequately covered by insurance and suitable for their intended purposes;
- we have plans to make repairs and/or improvements or upgrades at several of our investment properties for which we do not currently have bids from which to estimate the costs, and, at several other properties, we have plans for major redevelopment or development in accordance with planned budgets;

- our investment properties are located in markets where we are subject to competition in attracting new tenants and retaining current tenants; and
- depreciation is provided on a straight-line basis over the estimated useful lives of the buildings.

Geographic Diversification

The following table shows the geographic diversification of our real estate portfolio for those properties we consolidate on our financial statements including properties that are classified as discontinued operations as of December 31, 2011 ($ in thousands):

Location	December 31, 2011 Revenue[1]	Percentage of December 31, 2011 Revenue
Texas	$25,609	65%
California	4,956	12%
Missouri	4,350	11%
Minnesota	182	0%
Colorado	4,573	11%
International	463	1%
	$40,133	100%

(1) 2011 Base Rent represents contractual base rental income of our office properties, as well as revenue from our multifamily and hotel properties, without consideration of tenant contraction or termination rights. Tenant reimbursements generally include payment of real estate taxes, operating expenses, and common area maintenance and utility charges.

Future Lease Payments Table

The following table presents the future minimum base rental payments of our office properties due to us over the next ten years at our consolidated properties as of December 31, 2011 ($ in thousands):

Year	Future Minimum Base Rental Payments
2012	$ 27,810
2013	26,798
2014	15,548
2015	12,946
2016	11,584
2017	10,370
2018	3,559
2019	1,984
2020	1,655
2021	1,684
Thereafter	3,093
Total	$117,031

Portfolio Lease Expirations

The following table presents lease expirations at our consolidated office properties as of December 31, 2011 ($ in thousands):

Year of Expiration	Number of Leases Expiring	Annualized Base Rent[(1)]	Percent of Portfolio Annualized Base Rent Expiring	Leased Rentable Sq. Ft.	Percent of Portfolio Rentable Sq. Ft. Expiring
2012	15	$ 1,230	5%	55,248	4%
2013	14	4,282	17%	271,960	21%
2014	11	1,448	6%	58,734	5%
2015	11	1,677	7%	88,363	7%
2016	9	1,343	5%	54,780	4%
2017	7	2,053	8%	93,469	7%
2018	7	6,812	27%	243,197	19%
2019	5	4,229	17%	337,871	27%
2020	—	—	0%	—	0%
2021	1	53	0%	1,836	0%
Thereafter	4	2,098	8%	77,727	6%
Total	84	$25,225	100%	1,283,185	100%

(1) Represents the cash rental rate of base rents, excluding tenant reimbursements, in the final month prior to the expiration multiplied by 12, without consideration of tenant contraction or termination rights. Tenant reimbursements generally include payment of real estate taxes, operating expenses and common area maintenance and utility charges.

Tenant Diversification

As an opportunistic fund, we utilize a business model driven by investment strategy and expected performance characteristics. Accordingly, we have investments in several types of real estate, including office, hotel, multifamily, condominium and land held for development. Within our office properties, we have over 80 tenants who operate in numerous industries including technology, finance and insurance, professional services, and retail. The following table shows the tenant diversification of our real estate portfolio for those office properties that we consolidate on our financial statements as of December 31, 2011. In addition, we have approximately 448 leases at our multifamily property. These multifamily leases are short-term in nature. We have no industry breakdown of the tenants associated with these multifamily leases, therefore, the leases are not reflected in the table below.

Tenant Diversification	Leases at December 31, 2011	Percentage of December 31, 2011 Leases
Professional, Scientific, and Technical Services	16	19%
Finance and Insurance	10	12%
Other Services (except Public Adminstration)	10	12%
Retail Trade	8	10%
Accommodation and Food Services	6	7%
Manufacturing	6	7%
Real Estate and Rental and Leasing	6	7%
Arts, Entertainment, and Recreation	4	5%
Management of Companies and Enterprises	4	5%
Construction	3	4%
Information	3	4%
Utilities	3	4%
Health Care and Social Assistance	2	2%
Mining	1	1%
Public Administration	1	1%
Wholesale Trade	1	0%
	84	100%

Item 3. Legal Proceedings

We are not party to, and none of our properties are subject to, any material pending legal proceedings.

Item 4. Mine Safety Disclosures

None

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

There is no established public trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder. Unless and until our shares are listed on a national securities exchange, it is not expected that a public market for the shares will develop.

On December 20, 2011, pursuant to our Estimated Valuation Policy, our board established an estimated per share value of our common stock as of December 20, 2011 of $4.12, adjusted from the previous estimated per share value of $7.66 established on January 10, 2011.

Estimated Per Share Value Process and Methodology

Our board of directors' objective in determining an estimated value per share was to arrive at an estimated value that it believes is reasonable using what the board of directors deems, after consultation with the Advisor, and an independent, third party real estate research, valuation and advisory firm engaged by the Company, to be appropriate valuation methodologies and assumptions under then current circumstances in accordance with the Estimated Valuation Policy.

In arriving at the estimated value per share, the Advisor utilized valuation methodologies that it believes are standard and acceptable in the real estate industry for the types of assets held by the Company. Following the Advisor's calculation of the estimated value per share, Robert A. Stanger & Co., Inc., an independent commercial real estate valuation firm ("Stanger") reviewed the Advisor's analysis and provided a preliminary report of its range of estimated property values. Our board of directors met on December 12, 2011 and December 20, 2011 to review in detail and consider the valuation analyses prepared by the Advisor and Stanger. At the December 12, 2011 meeting, our Advisor presented a report to the board of directors with an estimated per share value, and the board of directors conferred with the Advisor and a representative from Stanger regarding the methodologies and assumptions used.

Our board met again on December 20, 2011 to review the opinion from Stanger (dated December 19, 2011 and subject to the limitations described below) that an estimated per share value of $4.12 was reasonable and was prepared in accordance with appropriate methods for valuing real estate. The board of directors considered all information provided and unanimously approved an estimated value of $4.12 per share.

Stanger's opinion was expressed from a financial point of view and was subject to various limitations. Stanger relied on information provided by our Advisor without independent verification. Stanger did not perform appraisals, did not inspect the properties or review engineering, structural studies or environmental studies, and did not make independent local market inquiries. Stanger relied on information from our Advisor regarding lease terms and the physical condition and capital expenditure requirements of each property.

The following is a summary of the valuation methodologies used for each type of asset:

Investments in Real Estate. For purposes of calculating an estimated value per share, the Advisor estimated the value of our investments in real estate by using a variety of methods. As an opportunity style fund with a variety of asset types, both our Advisor and Stanger utilized a number of different valuation methodologies. In calculating values for all of our assets, our Advisor assumed that our assets were sold as of January 1, 2012.

For four of our consolidated properties that had recently been appraised by third party independent appraisers in connection with extending or refinancing maturing loans, we used the third party appraised value of the properties. We also used the value obtained from an independent third party appraisal of our resort property under development obtained in connection with evaluating the investment for impairment to determine its estimated value.

For one consolidated property and an unconsolidated joint venture interest in a student housing project that were under contracts for sale, we used the contract sales prices of the properties.

For our office properties and a mixed use property for which we have not obtained recent appraisals, our Advisor estimated the value of our investments using a discounted cash flow analysis. Our Advisor calculated the value of these investments using internally prepared cash flow estimates beginning with actual results for the nine months ended September 30, 2011 and giving effect to forecasted cash flows for the fourth quarter of 2011. Our Advisor employed a range of terminal capitalization rates, discount rates, growth rates and other variables that fall within ranges our Advisor believes would be used by similar investors to value the properties we own. The Advisor used assumptions in developing these estimates that were specific to each property (including holding periods) and that were determined based on a number of factors, including the market in which the property is located, the specific location of the property within the market, the quality of the property compared to its competitive set, the available space at the property and the market, tenant demand for space and investor demand and return requirements. The exit capitalization rates ranged from 8.0% to 8.75%.

The Advisor calculated the value of our wholly owned multifamily investment, which we anticipate selling in 2012, through a direct capitalization of projected 2012 net operating income and based upon recent sales of comparable properties in the submarket. The capitalization rate used was 5.0%.

The value of our investment in a portfolio of retail properties located in Central Europe was calculated through a direct capitalization of projected 2011 net operating income and based upon recent sales of comparable properties in the submarket. Projected 2011 net operating income was calculated using internally prepared net operating income estimates beginning with actual results for the nine months ended September 30, 2011 and giving effect to forecasted net operating income for the fourth quarter of 2011. The capitalization rate used was 8.5%.

The Advisor calculated the value of our leasehold interest in an office building located in London, England, which we anticipate selling in 2012, utilizing a direct capitalization of projected 2013 net revenue and based upon recent sales of comparable properties in the submarket. The capitalization rate used was 5.5% and the discount rate used was 15.0%.

Our Advisor calculated the value of our undeveloped land investments using sales information from comparable projects in the respective submarkets. Sales schedules at estimated market prices were developed by our Advisor and discounted back to the current period using discount rates deemed appropriate for the anticipated use, ranging from 12.0% to15.0%. One investment in undeveloped land included the valuation of mineral rights.

Our Advisor calculated the value of our Lodge & Spa at Cordillera investment using per unit sales information from similar style hotels and sales information from comparable multi-unit residential land in the Vail Valley.

Our Advisor calculated the value of our investment in a data center property in Silicon Valley based upon our initial investment in the joint venture.

While our Advisor believes an income approach using direct capitalization or discounted cash flow analysis and sales comparable analysis is standard in the real estate industry, the estimated values for our investments in real estate may or may not represent current market values or fair values determined in accordance with GAAP. Real estate is currently carried at its amortized cost basis in our financial statements, subject to any adjustments applicable under GAAP.

Other Assets and Liabilities. The Advisor calculated the value of our investment in a mezzanine loan in a multifamily project by determining the estimated value of the multifamily project through a direct capitalization of projected 2012 net operating income and based upon recent sales of comparable properties in the submarkets to determine the estimated value of the multifamily project and compared such value to the amount of the senior indebtedness and the outstanding balance of the mezzanine loan. The capitalization rate used was 5.25%.

The carrying values of a majority of our other assets and liabilities are considered to be equal to fair value due to their short maturities. Our valuation also includes the carrying values of our current assets and liabilities on a consolidated basis.

The estimated per share value does not reflect a liquidity discount for the fact that the shares are not traded on a national securities exchange, a discount for the non-assumability or prepayment obligations associated with certain of the Company's debt, or a discount for our corporate level overhead and other costs that may be incurred, including any costs of any sale of the Company's assets. Different parties using different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The markets for real estate can fluctuate and values are expected to change in the future.

Allocation of Estimated Value

As of December 20, 2011, our estimated per share value was allocated amongst our asset types as follows:

Consolidated real estate properties	8.62(1)(2)
Unconsolidated joint ventures	1.09(2)
Mortgage debt	(4.46)
Line of credit	(0.85)
Other assets and liabilities, net	(0.02)
Noncontrolling interests	(0.25)
Estimated net asset value per share	$ 4.12
Estimated enterprise value premium	—
Total estimated value per share	$ 4.12

(1) The following are the key assumptions (shown on a weighted average basis) that are used in the discounted cash flow models to estimate the value of our office and mixed use real estate assets:

Exit capitalization rate	8.14%
Discount rate	9.9%
Annual market rent growth rate	3.0%
Average holding period	10 years

(2) The following are key assumption (shown on a weighted average basis) that was used in the direct capitalization model in order to estimate the value of our wholly owned multifamily, foreign real estate assets and our mezzanine loan to a multifamily project:

Direct capitalization rate	7.6%

While we believe that our assumptions are reasonable, a change in these assumptions would impact the calculation of value of our real estate assets. For example, assuming all other factors remain unchanged, an increase of 25 basis points in the weighted average implied going in capitalization rate for properties valued using a direct capitalization analysis or discounted cash flow analysis (including properties appraised using such methods) would yield a decrease in the value of our real estate assets of 2.9%, while a decrease in the weighted average implied capitalization rate of 25 basis points would yield an increase in the value of our real estate assets of 3.1%.

Limitations of Estimated Value Per Share

As with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may prove later to be inaccurate or incomplete. Further, different parties using different assumptions and estimates could derive a different estimated value per share, which could be significantly different from our board's estimated value per share. The estimated per share value determined by our board of directors neither represents the fair value according to GAAP of our assets less liabilities, nor does it represent the amount our shares would trade at on a national securities exchange or the amount a shareholder would obtain if he tried to sell his shares or if we liquidated our assets. Accordingly, with respect to the estimated value per share, the Company can give no assurance that:

- a stockholder would be able to resell his or her shares at this estimated value;
- a stockholder would ultimately realize distributions per share equal to the Company's estimated value per share upon liquidation of the Company's assets and settlement of its liabilities or a sale of the Company;
- the Company's shares would trade at the estimated value per share on a national securities exchange; or
- the methodologies used to estimate the Company's value per share would be acceptable to FINRA or under ERISA for compliance with their respective reporting requirements.

For further information regarding the limitations of the estimated value per share, see the Second Amended and Restated Policy for Estimation of Common Stock Value filed herewith as Exhibit 99.2. Although our Estimated Valuation Policy requires us to update our estimated per share value at least every 18 months, we intend to update our estimated per share value on an annual basis.

The estimated value of our shares was calculated as of a particular point in time. The value of the Company's shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. There is no assurance of the extent to which the current estimated valuation should be relied upon for any purpose after its effective date regardless that it may be published on any statement issued by the Company or otherwise.

The Company is diligently working to secure new leases with quality tenants to: increase net operating income and the ultimate value of our assets; complete, market, and sell development assets; execute on other value creation strategies; and minimize expenses when possible.

Holders

As of February 29, 2012, we had 56,500,472 shares of common stock outstanding held by a total of 20,864 stockholders.

Distributions

We elected to qualify as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2006. As a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders annually. Some of our distributions to date have been paid from sources other than cash flow from operations to date. As the Company continues its objective of enhancing and repositioning its assets to create value, it has begun its disposition phase. In connection with entering our disposition phase, on March 28, 2011, our board of directors determined to cease regular quarterly distributions in favor of those that may arise from proceeds from asset sales. For tax purposes, the amounts distributed by us in 2010 and 2009, represented a 100% return of capital.

Distributions for the quarters in the years ended December 31, 2011 and 2010 were as follows ($ in thousands, except per share amounts):

2011	Distributions Paid Cash	Distributions Paid Reinvested	Distributions Paid Total	Total Distributions Declared	Declared Distribution Per Share
Fourth Quarter	$ —	$ —	$ —	$ —	$ —
Third Quarter	—	—	—	—	—
Second Quarter	—	—	—	—	—
First Quarter	485	925	1,410	—	—
Total	$485	$925	$1,410	$ —	$ —

2010	Distributions Paid Cash	Distributions Paid Reinvested	Distributions Paid Total	Total Distributions Declared	Declared Distribution Per Share
Fourth Quarter	$ 476	$ 931	$1,407	$1,409(1)	$0.025
Third Quarter	474	930	1,404	1,406	0.025
Second Quarter	460	943	1,403	1,406	0.025
First Quarter	1,316	2,872	4,188	1,405	0.025
Total	$2,726	$5,676	$8,402	$5,626	$0.100

(1) The distribution was declared on January 10, 2011 for the fourth quarter 2010 and was paid on February 3, 2011.

For further discussion regarding our ability to sustain the current level of our distributions, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Distributions."

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information regarding our equity compensation plans as of December 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	79,792	$8.66	10,920,209*
Equity compensation plans not approved by security holders	—	—	—
Total	79,792	$8.66	10,920,209*

* All shares authorized for issuance pursuant to awards not yet granted under the Incentive Plan.

Share Redemption Program

In February 2006, our board of directors authorized a share redemption program for stockholders who held their shares for more than one year. Under the program, our board reserved the right in its sole discretion at any time, and from time to time, to (1) waive the one-year holding period in the event of the death, disability or bankruptcy of a stockholder or other exigent circumstances, (2) reject any request for redemption, (3) change the purchase price for redemptions, or (4) terminate, suspend or amend the share redemption program.

On March 30, 2009, our board of directors voted to accept all redemption requests submitted during the first quarter of 2009 from stockholders whose requests were made on circumstances of death, disability, or confinement to a long-term care facility (referred to herein as "Exceptional Redemptions"). However, the board determined to not accept, and to suspend until further notice, redemptions other than Exceptional Redemptions, referred to herein as "Ordinary Redemptions".

On January 10, 2011, as is customary for REITs entering the disposition phase, the board suspended the redemption program with respect to all redemption requests until further notice. Therefore, we did not redeem any shares of our common stock during the year ended December 31, 2011. This allows the Company to further conserve capital in anticipation of its portfolio capital needs that can preserve and enhance ultimate sales proceeds of its properties, including capital needs for leasing commissions, tenant improvements, completion of development or redevelopment, disposition costs, and other capital requirements.

We have not presented information regarding submitted and unfulfilled redemptions during 2011 as our board of directors suspended all redemptions as of the first quarter of 2011 and we believe many stockholders who may otherwise desire to have their shares redeemed have not submitted a request due to the programs suspension.

Any redemption requests submitted while the program is suspended will be returned to investors and must be resubmitted upon resumption of the share redemption program. If the share redemption program is resumed, we will give all stockholders notice that we are resuming redemptions, so that all stockholders will have an equal opportunity to submit shares for redemption. Upon resumption of the program, any redemption requests will be honored pro rata among all requests received based on funds available. Requests will not be honored on a first come, first served basis.

Item 6. Selected Financial Data.

We were formed on November 23, 2004, and commenced operations on November 9, 2005 when we accepted the minimum amount of subscriptions pursuant to the Offering.

At December 31, 2005, we owned no properties. As of December 31, 2006, we consolidated four wholly owned properties and consolidated one property in which we had a 95% interest through an investment in a limited liability company. In addition, we consolidated two development properties as a mezzanine lender.

As of December 31, 2007, we consolidated nine wholly owned properties and consolidated five properties through investments in limited liability companies. In addition, we were the mezzanine lender for two development properties that we consolidated under GAAP. We had noncontrolling, unconsolidated ownership interests in three properties that were accounted for using the equity method.

As of December 31, 2008 and 2009, we consolidated 11 wholly owned properties and consolidated five properties through investments in joint ventures, including two hotel and development properties, and a mixed use office, retail, and multifamily property. We were the mezzanine lender for two properties that we consolidated under GAAP. We had noncontrolling, unconsolidated ownership interests in four properties that were accounted for using the equity method.

As of December 31, 2010, we consolidated 11 wholly owned properties and consolidated five properties through investments in joint ventures, including two hotel and development properties and a mixed use office, retail and multifamily property. We were the mezzanine lender for one multifamily property. We had noncontrolling, unconsolidated ownership interests in three properties and one investment in a joint venture consisting of 22 properties that were accounted for using the equity method. In August 2010, pursuant to a deed-in-lieu of foreclosure, we transferred ownership of our property, Ferncroft Corporate Center, to the lender associated with the property. The results of this property are classified as discontinued operations in the accompanying consolidated statements of operations and other comprehensive loss for the years ended December 31, 2010, and 2009.

As of December 31, 2011, we wholly owned eight properties and consolidated four properties through investments in joint ventures. We are the mezzanine lender for one multifamily property which, prior to January 1, 2010, we consolidated as the primary beneficiary of the variable interest entity. In addition, we have noncontrolling, unconsolidated ownership interests in two properties and one investment in a joint venture consisting of 22 properties that are accounted for using the equity method. During the year ended December 31, 2011, we sold four of our wholly owned properties. The results of these properties are classified as discontinued operations in the accompanying consolidated statements of operations and other comprehensive loss for the years ended December 31, 2011, 2010 and 2009. The property in one of our unconsolidated joint ventures was sold in December 2011.

Accordingly, the following selected financial data may not be comparable. The following data should be read in conjunction with our consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report on Form 10-K.

The selected data below has been derived from our audited consolidated financial statements (in thousands, except per share amounts).

	As of December 31,				
	2011	2010	2009	2008	2007
Total assets	$531,179	$697,624	$843,931	$890,866	$778,695
Long-term debt obligations	$265,857	$347,825	$429,787	$416,179	$243,902
Other liabilities	35,379	33,529	39,723	51,320	53,398
Noncontrolling interest[1]	7,593	3,609	(4,325)	5,502	15,335
Stockholders' equity	222,350	312,661	378,746	417,865	466,060
Total liabilities and equity	$531,179	$697,624	$843,931	$890,866	$778,695

	Year Ended December 31,				
	2011	2010	2009	2008	2007
Revenues	$ 52,494	$ 74,687	$ 70,618	$ 59,477	$26,058
Net loss from continuing operations	$(90,997)	$(43,023)	$(43,889)	$(42,448)	$ (3,613)
Loss from discontinued operations	$ (4,463)	$(23,660)	$ (4,071)	$ (2,281)	$ (644)
Gain on sale of real estate	$ 1,334	$ 3,901	$ —	$ —	$ —
Add: Net loss attributable to the noncontrolling interest	$ 5,518	$ 1,549	$ 10,923	$ 10,028	$ 401
Net loss attributable to common shareholders	$(88,608)	$(61,233)	$(37,037)	$(34,701)	$ (3,856)
Basic and diluted loss per share	$ (1.57)	$ (1.09)	$ (0.67)	$ (0.64)	$ (0.11)
Distributions declared per share	$ 0.03	$ 0.10	$ 0.23	$ 0.30	$ 0.29

(1) As of December 31, 2011, noncontrolling interest consists of the noncontrolling ownership interests in real estate properties that we consolidate (Chase Park Plaza, The Lodge & Spa at Cordillera, Frisco Square, and the Becket House).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and the notes thereto.

Executive Overview

We are a Maryland corporation that was formed in November 2004 to invest in and operate commercial real estate or real-estate related assets located in or outside the United States on an opportunistic basis. We conduct substantially all of our business through our operating partnership and its subsidiaries. We are organized and qualify as a REIT for federal income tax purposes.

We are externally managed and advised by Behringer Harvard Opportunity Advisors I, a Texas limited liability company formed in June 2007. Behringer Harvard Opportunity Advisors I is responsible for managing our day-to-day affairs and for identifying and making acquisitions and investments on our behalf.

As of December 31, 2011, we wholly owned eight properties and consolidated four properties through investments in joint ventures and a consolidating interest in a note receivable joint venture. We are the mezzanine lender for one multifamily property. In addition, we have noncontrolling, unconsolidated ownership interests in two properties and one investment in a joint venture consisting of 22 properties that are accounted for using the equity method. Our investment properties are located in Arizona, California, Colorado, Missouri, Nevada, Texas, the Commonwealth of The Bahamas, London, England, the Czech Republic, Poland, Hungary, and Slovakia. During the year ended December 31, 2011, we sold four of our wholly owned properties and the property associated with one of our unconsolidated ownership interests was sold.

Liquidity and Capital Resources

Strategic Asset Sales

Our management is continually reviewing its overall business plan and revising the strategies necessary to maximize liquidity for the Company and its stockholders. To that end, management has identified three distinct sub-portfolios of our investments: a near-term disposition portfolio, a mid-term disposition portfolio and a long-term disposition portfolio. Properties are assigned to and may shift among sub-portfolios based on changes in market conditions, property performance, debt maturities, required capital expenditures or other factors. The near-term disposition portfolio is currently comprised of an office building for which we have executed a purchase and sale agreement with a third party. We are also in negotiations to sell our 50% interest in our Santa Clara 800 unconsolidated joint venture and are currently marketing a multifamily property for sale. We believe that the majority of the net proceeds from sales occurring in 2012 will be used to provide liquidity to refinance maturing debt, cover operating expenses, and make enhancements to portfolio properties in cases where additional investment makes sense for maximizing total stockholder value. The mid-term disposition portfolio is currently comprised of eight properties that are either in markets that would benefit from anticipated rental increases and improving local markets before sale, or are in various stages of the stabilization process. As several of the properties stabilize, they may require additional time and capital resources to lease up vacancy, retain key tenants, create value through reinvestment, or sell condominium units or land parcels before their ultimate disposition. The remaining properties in the mid-term portfolio have stabilized and may be refinanced, providing us with more flexibility as to the timing of their dispositions. We anticipate completing these strategies in the 2012 – 2013 timeframe. The long-term liquidation portfolio is currently comprised of four development projects and two notes receivable, and a final exit is contingent upon a stabilized economy and resurgent demand for the respective product types. It is possible that the Company will invest enough additional capital in two of these sites to make them attractive to market to other developers rather than completing the original development plan. However, there can be no assurance that future dispositions will occur as planned, or, if they occur, that they will help us to meet our liquidity demands. Once we anticipate selling all or substantially all of our assets, we will seek stockholder approval prior to liquidating our entire portfolio.

During the year ending December 31, 2011, we sold 12600 Whitewater Drive, 2603 Augusta and Regency Center, three assets that were security for the senior secured credit facility, for total proceeds of $48.6 million. We used $31.9 million of the proceeds from these sales to pay down the credit facility during 2011 and $4.9 million of the proceeds are held by the lenders of the credit facility as cash collateral as of December 31, 2011.

On January 12, 2011, we sold 4.77 acres of land that was a part of our Frisco Square investment to an unaffiliated third party for approximately $6 million. We used the net proceeds of approximately $5.7 million to pay down the principal balance of the Frisco Square notes payable.

On September 1, 2011, we signed a purchase and sale agreement for the sale of Crossroads. On September 30, 2011, the lender agreed to accept the net sales proceeds of $26.3 million as full payment of the outstanding debt of $26.7 million. On October 4, 2011, the property was sold to an unaffiliated third party, and the net proceeds from the sale of Crossroads were paid to the lender in full satisfaction of the outstanding debt.

On December 8, 2011, the GrandMarc at Westberry Place property, in which we held a 50% interest through a noncontrolling unconsolidated joint venture, was sold and we received $7.7 million of distributions from the investee.

Liquidity Demands

The U.S., European and global economies continue to experience the effects of the significant downturn that began more than three years ago. This downturn continues to disrupt the broader financial and credit markets, weaken consumer confidence, weaken financial institutions and impact unemployment rates. While it is unclear when the overall economy will fully recover from these weakened market conditions, we do not expect conditions to improve significantly in the near future. The primary objectives of our current business plan are to continue to preserve capital, as well as sustain and enhance property values, while continuing to focus on the disposition of our properties. Our ability to execute this plan is contingent on our ability to dispose of our properties in an orderly fashion thus providing needed liquidity. The disposal of our properties will be subject to these economic factors, including the ability of potential purchasers to access debt capital financing.

Our financial statements are presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business as the Company proceeds through its disposition phase. The Company has experienced significant losses and may generate negative cash flows as mortgage note obligations and expenses exceed revenues. If we are unable to sell a property when we determine to do so as contemplated in our business plan, it could have a significant adverse effect on our cash flows that are necessary to meet our mortgage obligations and to satisfy our other liabilities in the normal course of business.

The Company's ability to continue as a going concern is, therefore, dependent upon its ability to sell real estate investments as discussed above in strategic asset sales, to pay down debt as it matures if extensions or new financings are unavailable, and to fund certain ongoing costs of the Company including its development and operating properties.

Our principal demands for funds for the next twelve months and beyond will be for the payment of costs associated with the lease-up of available space at our operating properties (including commissions, tenant improvements, and capital improvements), certain ongoing costs at our development properties, Company operating expenses, interest and principal on our outstanding indebtedness. We expect to fund a portion of these demands by using cash flow from operations of our current investments and borrowings. Additionally, we will use proceeds from our strategic asset sales.

To bridge the Company's liquidity needs until these asset sales occur, in January 2011, the Company obtained a deferral from our Advisor of the payment of all asset management fees accruing during the months of May 2010 through March 2011 and all debt financing fees and expense reimbursements accruing during the months of July 2010 through March 2011 until the earlier of January 10, 2013 or such time as the Company has sufficient (a) net sales proceeds, (b) net refinancing proceeds, or (c) cash flow from operations, after establishing appropriate working capital reserves, to enable the Company to make payments thereon. Also in

January 2011, BH Property Management deferred our obligation to pay property management oversight fees accruing during the months of July 2010 through March 2011 until the earlier of January 10, 2013 or such time as the Company has sufficient (a) net sales proceeds, (b) net refinancing proceeds, or (c) cash flow from operations, after establishing appropriate working capital reserves, to enable the Company to make payments thereon. The total deferred fees and expenses at December 31, 2011 was $2.9 million. No such deferral existed as of December 31, 2010.

On March 29, 2011, the Company obtained a $2.5 million loan from our Advisor to further bridge the Company's liquidity needs. The $2.5 million loan bears interest at a rate of 5% and has a maturity date of the earliest of (i) March 29, 2013, (ii) the termination without cause of the advisory agreement or (iii) the termination without cause of the property management agreement. The balance on the loan at December 31, 2011 was $1.5 million. As we entered into the loan in the first quarter of 2011, there was no balance as of December 31, 2010.

We continually evaluate the Company's liquidity and ability to fund future operations and debt obligations (see note 9 for more details in the Notes to Consolidated Financial Statements). As part of those analyses, we consider lease expirations and other factors. As indicated in "Item 2. Properties — Portfolio Lease Expirations" above, leases representing 5% of the Company's annualized base rent will expire by the end of 2012. In the normal course of business, the Company is pursuing renewals, extensions and new leases. If the Company is unable to renew or extend the expiring leases under similar terms or is unable to negotiate new leases, it would negatively impact our liquidity and consequently adversely affect the Company's ability to fund its ongoing operations. In addition, our portfolio is concentrated in certain geographic regions and industries, and downturns relating generally to such regions or industries may result in defaults on a number of our investments within a short time period. Such defaults would negatively affect our liquidity and adversely affect our ability to fund our ongoing operations. As of December 31, 2011, 72% and 14% of our 2011 base rent was derived from tenants in Texas and California, respectively, and 19%, 12% and 12% of our lease agreements at the office properties we consolidate on our financial statements were concentrated in the professional, scientific and technical services industry, finance and insurance industry, other services (except for public administration) industry, respectively.

Debt Financings

One of our principal short-term and long-term liquidity requirements includes the repayment of maturing debt, including borrowings under our senior secured credit facility discussed below. The following table provides information with respect to the contractual maturities and scheduled principal repayments of our indebtedness as of December 31, 2011. The table does not represent any extension options ($ in thousands).

	Payments Due by Period[1]						
	2012	2013	2014	2015	2016	After 2016	Total
Principal payments – fixed rate debt	$ 6,841	$ 322	$ 1,372	$ 360	$23,613	$ —	$ 32,508
Interest payments – fixed rate debt	2,137	2,029	1,981	1,867	730	—	8,744
Principal payments – variable rate debt	144,599	29,641	58,429	—	—	—	232,669
Interest payments – variable rate debt (based on rates in effect as of December 31, 2011)	8,205	5,284	4,443	—	—	—	17,932
Total	$161,782	$37,276	$66,225	$2,227	$24,343	$ —	$291,853

(1) Does not include approximately $0.6 million of unamortized premium related to debt we assumed on our acquisition of Northborough Tower. Effective February 13, 2012 we reached an agreement with the lenders to extend the maturity date of the senior secured credit facility from February 13, 2012 to April 13, 2012. The BHFS Loan matured on January 28, 2012. We are working with the lenders to extend the maturity, but we cannot be assured if a resolution will be reached.

The table below provides information regarding our notes payable with scheduled maturities in the twelve months following December 31, 2011, along with extension options, if available. Available extension options that are associated with the notes payable listed below are subject to certain conditions as required under the respective loan agreements ($ in thousands).

Description	Balance at December 31, 2011	Maturity Date	Extension Options	Recourse to the Company
BHFS I, LLC (Land)	13,878	1/28/2012[(1)]	none	100%
BHFS II, LLC	7,565	1/28/2012[(1)]	none	100%
BHFS III, LLC	8,338	1/28/2012[(1)]	none	100%
BHFS IV, LLC	14,480	1/28/2012[(1)]	none	100%
Senior Secured Revolving Credit Facility	37,462	2/13/2012[(2)]	none	100%
Bent Tree Green	6,503	05/19/12	Two one-year options	100%
BHFS Theatre, LLC	4,708	7/28/2012[(1)]	none	100%
Tanglewood at Voss	39,025	08/20/12	One one-year option	100%
Becket House	23,798	12/31/12	none	n/a
Total due in next twelve months	$155,757			

(1) The BHFS Loan matured on January 28, 2012 and we did not pay the outstanding principal balance of the loan. We have been and remain actively working with the lenders to extend the maturity date. However, there is no assurance that the lenders will agree to extend the maturity date.

(2) Effective February 13, 2012, we reached an agreement with the lenders to extend the maturity date of the loan from February 13, 2012 to April 13, 2012, while we work on a longer term extension with the lenders. The lender holds $4.9 million of cash in an escrow account as collateral (classified as restricted cash on consolidated balance sheet).

On January 28, 2012, the loan tranches associated with our Frisco Square property (the "BHFS loan") matured and we did not pay the outstanding principal balance of the loan, which constituted an event of default. As a result of the maturity default of the BHFS Loan, the lenders accelerated the maturity of the loan related to the Frisco Square Theater. We have been and remain actively working with the lenders to extend the maturity date of the BHFS Loan. However, there is no assurance that the lenders will agree to extend the maturity date and may pursue their rights and remedies under the loan agreements, which may include, among other things, ceasing any funding of escrowed expenses, the appointment of a receiver or foreclosure. We intend to use all options available to us to defend and protect our interest in the property. The outstanding principal balance of the BHFS Loan is approximately $44.1 million and the outstanding principal balance of the Frisco Square Theater loan is approximately $4.7 million as of January 28, 2012.

As of December 31, 2011, we are not in compliance with covenants related to Becket House, Bent Tree Green, Frisco Square and Tanglewood at Voss and our senior secured credit facility. The Becket House senior loan requires that a hedging arrangement remain in place during the term of the loan. We currently do not have a hedge in place. This is not an event of default unless the lender provides notification and requires us to purchase the hedge. The Bent Tree Green loan requires a debt service coverage ratio of 1.2 that the property does not meet as of December 31, 2011 (actual ratio is 0.9). Under the Bent Tree Green loan agreement, we have a 120 day period to cure the deficiency. We cured the deficiency in January 2012 by obtaining new tenant leases.

Loan covenants related to Frisco Square, Tanglewood at Voss and the senior secured credit facility include covenants that require us to maintain a tangible net worth of $242 million. As of December 31, 2011, our tangible net worth is $216 million. We are working with the lenders to waive the events of noncompliance or modify the covenant so that we are in compliance. However, there is no assurance that the lenders will agree to waive the events of noncompliance or to modify the covenant and may pursue their rights and remedies under the loan agreement.

We currently expect to use funds generated by our operating properties, additional borrowings, and proceeds from the disposition of properties to continue making our scheduled debt service payments until the maturity dates of the loans are extended, the loans are refinanced, or the outstanding balance of the loans are completely paid off. However, there is no guarantee that we will be able to refinance our borrowings with more or less favorable terms or extend the maturity dates of such loans. In addition, the continued economic downturn and lack of available credit to buyers could delay or inhibit our ability to dispose of our properties in an orderly manner, or cause us to have to dispose of our properties for a lower than anticipated return. To the extent we are unable to reach agreeable terms with respect to extensions or refinancings, we may not have the cash necessary to repay our debt as it matures, which could result in an event of default that could allow lenders to foreclose on the property in satisfaction of the debt, seek repayment of the full amount of the debt outstanding from us or pursue other remedies.

Each of our loans is secured by one or more of our properties. At December 31, 2011, our notes payable interest rates ranged from 1.8% to 15%, with a weighted average interest rate of 5.1%. Generally, our notes payable mature at approximately two to ten years from origination and require payments of interest only for approximately two to five years, with all principal and interest due at maturity. Notes payable associated with our Bent Tree, Northborough Tower, and Frisco Square investments require monthly payments of both principal and interest. Monthly excess cash flow, as defined, from Tanglewood at Voss and the Lodge and Spa at Cordillera is used to make principal payments for the Tanglewood at Voss loan. At December 31, 2011, our notes payable had maturity dates that ranged from January 2012 to December 2016.

As the overall cost of borrowing increases, either by increases in the index rates or by increases in lender spreads, we will need to factor such increases into the economics of our developments and property investments. This may result in our investment operations generating lower overall economic returns and a reduced level of cash flow. In addition, the recent dislocations in the debt markets have reduced the amount of capital that is available to finance real estate, which, in turn: (i) leads to a decline in real estate values generally; (ii) slows real estate transaction activity; (iii) reduces the loan to value upon which lenders are willing to extend debt; and (iv) results in difficulty in refinancing debt as it becomes due. Any of these events may have a material adverse impact on the value of real estate investments and the revenues, income or cash flow from the acquisition and operation of real properties and mortgage loans. In addition, the current state of the capital markets may continue to negatively impact our ability to raise additional equity should we decide to bring in partners on our development properties.

Credit Facility

In February 2008, we entered into a senior secured credit facility providing for up to $75 million of secured borrowings. The initial credit facility allowed us to borrow up to $75 million in revolving loans, of which up to $20 million was available for issuing letters of credit. We have unconditionally guaranteed payment of the senior secured credit facility. The availability of credit under the senior secured credit facility is limited by the terms of the credit agreement. As of December 31, 2011 and 2010, the maximum availability under the senior secured credit facility was $37.5 million and $70.1 million, respectively, and was fully utilized. The proceeds of the credit facility have been used to fund ongoing costs at our development and operating properties and for general corporate purposes. Effective February 13, 2011, we reached an agreement with the lenders of the senior secured credit facility to extend the maturity date of the loan from February 13, 2011 to February 13, 2012. The loan extension required a principal payment of $0.7 million. On April 26, 2011, we made a principal payment of $4 million from the proceeds of the sale of 12600 Whitewater. On June 30, 2011, we made a principal payment of $17.1 million from the proceeds of the sale of 2603 Augusta. On December 21, 2011, we made a principal payment of $10.8 million from the proceeds of the sale of Regency Center and the lender reserved $4.9 million as cash collateral which is included as restricted cash on our consolidated balance sheet as of December 31, 2011. Effective February 13, 2012, we reached an agreement with the lenders to extend the maturity date of the loan from February 13, 2012 to April 13, 2012 while we work out terms for a longer extension. Under the terms of the extension, the loan bears interest at LIBOR plus 4%.

Our ability to fund our liquidity requirements is expected to come from the cash and cash equivalents, which total $13.5 million on our consolidated balance sheet as of December 31, 2011, new borrowings, and additional borrowings that may become available under our existing loan agreements by satisfying certain terms, and proceeds from the disposition of our properties. As necessary, we may seek alternative sources of financing including using the proceeds from the sale of our properties to achieve our investment objectives.

As of December 31, 2011, restricted cash on the consolidated balance sheet of $8 million included amounts set aside as interest reserves totaling $0.6 million and $4.9 million held as additional collateral for our senior secured credit facility. The remaining balance of $2.5 million included amounts set aside related to certain operating properties for tenant improvements and commission reserves, tax reserves, maintenance and capital expenditures reserves, and other amounts as may be required by our lenders.

Joint Venture Indebtedness

We have noncontrolling, unconsolidated ownership investments in two properties and one investment in a joint venture consisting of 22 properties. Our effective ownership percentages range from 47% to 50%. We exercise significant influence over, but do not control, these entities and, therefore, they are presently accounted for using the equity method of accounting. As of December 31, 2011, the total amount of aggregate debt held by unrelated parties that was incurred by these ventures was approximately $189.4 million.

The table below summarizes the outstanding debt of these properties as of December 31, 2011 ($ in thousands).

Property Name	Ownership Interest	Carrying Value of Investment December 31, 2011	Carrying Value of Investment December 31, 2010
Royal Island	30.69%	$ —	$14,226
GrandMarc at Westberry Place	50.00%	—	6,126
Santa Clara 800 Joint Venture	50.00%	12,525	14,974
Central Europe Joint Venture	47.27%	22,362	23,773
Total		$34,887	$59,099

Market Outlook

During 2011, the U.S. economy faced one of its most volatile periods as the economy was interrupted by domestic and international economic events. The year began with a view toward global and domestic recoveries, particularly in the U.S. in advance of quantitative easing from the U.S. Federal Reserve. This optimism was soon overcome as the Japanese earthquake disrupted world-wide industrial supply chains, the political unrest in the Middle East led to higher energy and commodity prices, and, finally, the European debt crisis appeared to threaten international debt markets in a Lehman-like collapse. Growth in the economy was further shaken during the prolonged U.S. debt ceiling debate and the downgrade of the U.S. government's credit rating in late summer. However, global and domestic markets were surprisingly resilient and by the fourth quarter a number of signs pointed once again to a modest recovery in the U.S. economy. Leading the improvements were fourth quarter results for GDP, job creation, unemployment claims, consumer spending and manufacturing indicators. The economy has now added more than 100,000 jobs per month for six months, the longest streak since 2006. Unemployment is now down 1.5% from its peak in 2009. While these figures are still modest and overall unemployment remain high and the European debt crisis still remains not fully resolved, the end result is the economy appears to be similarly positioned for slow to moderate growth at the end of 2011 as it was at the beginning of the year.

As an owner of office real estate properties, the majority of our income and cash flow is derived from rental revenue received pursuant to tenant leases for space at our properties. Over the past several months there has been some improvement in fundamental benchmarks such as occupancy, rental rates and pricing. Continued improvement in these fundamentals is dependent upon sustained economic growth. Occupancy and rental rate stabilization will vary by market and property type.

The hospitality industry is beginning to see early signs of a recovering economy. Smith Travel Research indicates that the national overall occupancy rate for hospitality properties in the United States rose from 53.5% in the fourth quarter of 2010 to 60.1% in the fourth quarter of 2011. The national overall Average Daily Rate has also risen, from $98.25 in the fourth quarter of 2010 to $101.64 in the fourth quarter of 2011. This positive growth in the hospitality industry is expected to continue.

We have several projects in various stages of development including land and condominiums. We are continuing to evaluate performing any further substantive development activities on these projects in the near term. Our ability to develop is affected by market and other forces impacting the U.S. economy and real estate industry as a whole and by the local economic conditions in the markets in which our properties are located, including the dislocations in the credit markets. Less availability and increased cost of debt financing secured by commercial real estate is a result of tightened underwriting standards and risk adverse capital markets. These conditions have and may continue to materially affect the availability or the terms of financing that we have or may anticipate utilizing for development.

Results of Operations

As of December 31, 2011, we were invested in 17 assets including eight wholly owned properties, four properties consolidated through investments in joint ventures and a consolidated interest in a note receivable joint venture. During the year ended December 31, 2011, we sold 12600 Whitewater Drive, 2603 Augusta, Crossroads, Regency Center and the GrandMarc at Westberry Place property, in which we held a 50% interest through a noncontrolling unconsolidated joint venture. During the third quarter of 2011, we purchased the remaining interest in the Rio Salado property, bringing our interest in the property to 100% from approximately 99%. In addition, we are the mezzanine lender for one multifamily property. We also have noncontrolling, unconsolidated ownership interests in two properties and one investment in a joint venture consisting of 22 properties that are accounted for using the equity method. Our investment properties are located in Arizona, California, Colorado, Missouri, Nevada, Texas, the Commonwealth of The Bahamas, London, England, the Czech Republic, Poland, Hungary, and Slovakia.

As of December 31, 2010, we were invested in 21 assets including 11 wholly owned properties and five consolidated properties through investments in joint ventures. In addition, we were the mezzanine lender for one multifamily property. We also had noncontrolling, unconsolidated ownership interests in three properties and one investment in a joint venture consisting of 22 properties that are accounted for using the equity method. Our investment properties were located in Arizona, California, Colorado, Minnesota, Missouri, Nevada, Texas, the Commonwealth of The Bahamas, London, England, the Czech Republic, Poland, Hungary, and Slovakia.

Fiscal year ended December 31, 2011 as compared to the fiscal year ended December 31, 2010

	Year Ended December 31,		Increase (Decrease)	
	2011	2010	Amount	Percent
Revenue:				
Rental revenue	$ 39,132	$ 36,010	$ 3,122	9%
Hotel revenue	4,496	4,483	13	0%
Condominium sales	8,866	27,760	(18,894)	-68%
Interest income from notes receivable	—	6,434	(6,434)	n/a
Total revenues	$ 52,494	$ 74,687	$(22,193)	-30%
Expenses:				
Property operating expenses	$ 16,194	$ 16,013	$ 181	1%
Bad debt expense	507	638	(131)	-21%
Cost of condominium sales	9,047	28,239	(19,192)	-68%
Condominium inventory impairment	5,926	5,674	252	n/a
Interest expense	17,195	13,110	4,085	31%
Real estate taxes	6,141	5,173	968	19%
Impairment charge	12,681	7,551	5,130	68%
Provision for loan losses	7,881	7,136	745	10%
Property management fees	1,463	1,613	(150)	-9%
Asset management fees	5,033	5,327	(294)	-6%
General and administrative	5,701	6,702	(1,001)	-15%
Depreciation and amortization	19,456	19,186	270	1%
Total expenses	$107,225	$116,362	$ (9,137)	-8%

Revenues. Our total revenues decreased by $22.2 million to $52.5 million for the year ended December 31, 2011 as compared to $74.7 million for the year ended December 31, 2010. The change in revenues is primarily due to:

- decrease in condominium sales of $18.9 million for the year ended December 31, 2011 compared to 2010. We closed on the sale of 12 condominium units at Chase — The Private Residences at an average sales price of $0.7 million each during the year ended December 31, 2011. We closed on the sale of 15 condominium units at an average price of $1.9 million each at Chase — The Private Residences during the year ended December 31, 2010; and

- no interest income from notes receivable was earned as of December 31, 2011 as compared to $6.4 million earned as of December 31, 2010. The interest income from notes receivable for the year ended December 31, 2010 is due to interest received from the Royal Island borrowers and interest earned on the Tanglewood at Voss mezzanine loan.

Property Operating Expenses. Property operating expenses for the year ended December 31, 2011 were $16.2 million as compared to $16 million for the year ended December 31, 2010, and were comprised of operating expenses from our consolidated properties. Our property operating expenses may fluctuate as we have asset sales.

Cost of Condominium Sales. Cost of condominium sales, relating to the sale of condominium units at Chase — The Private Residences, for the year ended December 31, 2011 was $9 million as compared to $28.2 million for the year ended December 31, 2010. We closed on the sale of 12 condominium units at Chase — The Private Residences during the year ended December 31, 2011. We closed on the sale of 15 condominium units during the year ended December 31, 2010.

Condominium inventory impairment. We recognized a non-cash charge of $1.9 million to reduce the carrying value of condominiums at Chase — The Private Residences and a $4 million non-cash charge related to our condominium development at Cordillera during the year ended December 31, 2011, due largely to the nationwide downturn in the housing and related condominium market that began during 2007 and has continued through 2011. This downturn has resulted in lower than expected sales volume and reduced selling prices. There was $5.7 million impairment charges related to our condominium inventory for the year ended December 31, 2010.

Impairment charge. For the year ended December 31, 2011, we recognized impairment charges of $6.2 million related to Rio Salado and $5.1 million related to Frisco Square. We also recorded a $1.4 million impairment related to our 50% unconsolidated joint venture in Santa Clara 800. For the year ended December 31, 2010, we recognized impairment charges totaling $13.2 million related to Chase — The Private Residences, to one of our office buildings located in Houston, Texas and to our 30.69% unconsolidated joint venture interest in Royal Island.

Provision for loan losses. During the year ended December 31, 2011, we recorded a $5.3 million provision for loan losses related to our Royal Island note receivable to record the note receivable balance the underlying collateral value. We also recorded a $2.5 million provision for loan losses to reflect our current estimate of potential loan loss related to the Alexan Black Mountain mezzanine loan. During the year ended December 31, 2010, we recorded a $7.1 million provision for loan losses to reflect our current estimate of potential loan loss related to the Alexan Black Mountain mezzanine loan.

Equity in losses of unconsolidated joint ventures. Our equity in losses of unconsolidated joint ventures increased by $31 million for the year ended December 31, 2011, primarily due to the impairment of the Royal Island assets.

Fiscal year ended December 31, 2010 as compared to the fiscal year ended December 31, 2009

	Year Ended December 31,		Increase (Decrease)	
	2010	2009	Amount	Percent
Revenue:				
Rental revenue	$ 36,010	$ 45,004	$(8,994)	-20%
Hotel revenue	4,483	3,776	707	19%
Condominium sales	27,760	21,838	5,922	27%
Interest income from notes receivable	6,434	—	6,434	n/a
Total revenues	$ 74,687	$ 70,618	$ 4,069	6%
Expenses:				
Property operating expenses	$ 16,013	$ 19,688	$(3,675)	-19%
Bad debt expense	638	10,095	(9,457)	n/a
Cost of condominium sales	28,239	21,738	6,501	30%
Condominium inventory impairment	5,674	—	5,674	n/a
Interest expense	13,110	13,602	(492)	-4%
Real estate taxes	5,173	6,279	(1,106)	-18%
Impairment charge	7,551	15,522	(7,971)	-51%
Provision for loan losses	7,136	—	7,136	n/a
Property management fees	1,613	1,667	(54)	-3%
Asset management fees	5,327	5,775	(448)	-8%
General and administrative	6,702	5,703	999	18%
Depreciation and amortization	19,186	21,007	(1,821)	-9%
Total expenses	$116,362	$121,076	$(4,714)	-4%

Revenues. Our total revenues increased by $4.1 million to $74.7 million for the year ended December 31, 2010 as compared to $70.6 million for the year ended December 31, 2009. The change in revenues was primarily due to:

- an increase in interest income from notes receivable of $6.4 million of which $5.5 million is related to Royal Island. The remaining $0.9 million was related to deconsolidation of the interest income on Tanglewood at Voss which was eliminated due to consolidation prior to January 1, 2010. On September 30, 2010, we converted our mezzanine loan to an ownership in the property;
- increase in condominium sales of $5.9 million in 2010 compared to 2009. We closed on the sale of 15 condominium units at an average price of $1.9 million each at Chase — The Private Residences during the year ended December 31, 2010. We closed on the sale of 23 condominium units at an average cost of $1 million each during the year ended December 31, 2009;
- increased hotel revenues of $0.7 million related to the start of a slow recovery of the hospitality industry in 2010. Hotel revenues consisted of revenues generated by the operations of The Lodge & Spa at Cordillera; and
- a decrease in rental revenues in 2010 of $9 million, of which $2.3 million was due to the deconsolidation of Alexan Black Mountain on January 1, 2010, $1.7 million was due to the deconsolidation of Tanglewood at Voss on January 1, 2010 (through September 30, 2010), $2.9 related to decreased occupancy at Becket House, and $3.4 million related to an amended hotel lease at Chase Park Plaza. These decreases were partially offset by a $1.3 million increase related to our Frisco Square property due to increased occupancy.

Property Operating Expenses. Property operating expenses for the year ended December 31, 2010 were $16 million as compared to $19.7 million for the year ended December 31, 2009, and were comprised of operating expenses from our consolidated properties. Our property operating expenses may fluctuate as we have asset sales.

Bad debt expense. Bad debt expense for the year ended December 31, 2010 was $0.6 million as compared to $10.1 million for the year ended December 31, 2009. The decrease in bad debt expense was primarily due to a 2009 charge for bad debt for Chase Park Plaza. Hotel occupancy rates and ADR declined sharply nationwide in 2009. As a result, the Chase Park Plaza lessee, Kingsdell, L.P., was unable to pay the full amount of its lease payment in 2009. In February 2010, the lease with Kingsdell, L.P. was amended to include a revised rental schedule and forgiveness of certain amounts past due under the original lease.

Cost of Condominium Sales. Cost of condominium sales, relating to the sale of condominium units at Chase — The Private Residences, for the year ended December 31, 2010 were $28.2 million as compared to $21.7 million for the year ended December 31, 2009. The increase was due to higher average cost of sales for the condominiums sold for the year ended December 31, 2010 as compared to the year ended December 31, 2009. We closed on the sale of 15 condominium units at Chase — The Private Residences during the year ended December 31, 2009. We closed on the sale of 23 condominium units during the year ended December 31, 2009.

Interest Expense. Interest expense for the year ended December 31, 2010 was approximately $13.1 million as compared to approximately $13.6 million for the year ended December 31, 2009. The reduction was primarily due to a decrease in the notes payable balances related to the deconsolidation of the Tanglewood at Voss (through September 30, 2010) and Alexan Black Mountain properties. Our notes payable balance at December 31, 2010 was $347.8 million as compared to $429.8 million at December 31, 2009.

Condominium inventory impairment. There was $5.7 million of impairment charges related to our condominium inventory for the year ended December 31, 2010. There were no impairment charges related to our condominium inventory for the year ended December 31, 2009.

Impairment Charge. For the year ended December 31, 2010, we recognized impairment charges totaling $13.2 million related to Chase — The Private Residences, one of our office buildings located in Houston, Texas and our 30.38% unconsolidated joint venture interest in Royal Island. For the year ended December 31, 2009, we recognized $15.5 million in impairment charges. We recorded a $9.9 million impairment charge related to our leasehold interest in an office building in London, England and a $5.6 million impairment charge related to our hotel and development property in Edwards, Colorado.

Property Management Fees. Property management fees were $1.6 million and $1.7 million for the years ended December 31, 2010 and 2009, respectively, and were comprised of fees related to our consolidated properties. We expect decreases in property management fees in the future as asset sales occur.

Asset Management Fees. Asset management fees for the year ended December 31, 2010 totaled $5.3 million as compared to $5.8 million for the year ended December 31, 2009 and were comprised of fees incurred by our consolidated properties. We expect asset management fees to decrease in the future as asset sales occur.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2010 were $6.7 million as compared to $5.7 million for the year ended December 31, 2009 and were comprised of insurance premiums, auditing fees, transfer agent fees, legal fees, reimbursement for salaries, benefits and shared services of persons employed by an affiliate of our Advisor and other administrative expenses.

Other income, net. Other income, net, for the year ended December 31, 2010 was $6.1 million as compared to $8.4 million for the year ended December 31, 2009. Other income, net, for the year ended December 31, 2010 is primarily attributable to a refund of fees by the Advisor. Other income, net, for the year ended December 31, 2009, is primarily attributable to the monetization of State of Missouri historic tax credits totaling $8.7 million on the redevelopment of the Chase Park Plaza Hotel located in St. Louis, Missouri in 2009. The proceeds from the historic tax credits were used to pay down the outstanding balance of the Chase Park Plaza Hotel loan.

Loss on troubled debt restructuring. Loss on troubled debt restructuring for the year ended December 31, 2010 was $5 million and related to obtaining the fee simple interest in the Tanglewood at Voss property, including the assumption of the outstanding senior note payable in full satisfaction of our Tanglewood at Voss mezzanine loan receivable balance plus accrued interest totaling $18.3 million. We had no loss on troubled debt restructuring for the year ended December 31, 2009.

Gain on sale of real estate. Gain on sale of real estate for the year ended December 31, 2010 was $3.9 million and related to the sale to an unaffiliated third party of a 50% interest in one of the three buildings (the 800 building) that comprises the Santa Clara Tech Center in August 2010. As we have a continuing involvement with the Santa Clara Tech Center buildings, the sale of a 50% interest is not considered discontinued operations. We had no gain on sale of real estate for the year ended December 31, 2009.

Noncontrolling interest in continuing operations. The noncontrolling interest in continuing operations was $1.5 million for the year ended December 31, 2010 as compared to $10.9 million for the year ended December 31, 2009. The primary reason for the decrease was the deconsolidation of Alexan Black Mountain and Tanglewood at Voss.

Cash Flow Analysis

Fiscal year ended December 31, 2011 as compared to the fiscal year ended December 31, 2010

Cash provided by operating activities for the year ended December 31, 2011 was $17.5 million, and was comprised of the net loss of $94.1 million adjusted for depreciation and amortization, including amortization of deferred financing fees of $23.1 million, an impairment charge of $23.8 million, provision for loan losses of $7.9 million, equity in losses of our unconsolidated joint venture of $36.5 million, and change in condominium inventory of $23.5 million, primarily from the sale of the historic tax credits. This was offset by cash used by working capital and other operating activities of approximately $0.5 million, the adjustment for the gain on troubled debt restructuring of $0.5 million and by the adjustment for gain on sale of real estate of $2.2 million. Cash provided by operating activities for the year ended December 31, 2010 was $17.5 million and was comprised primarily of the net loss of $62.8 million, non-cash impairment charges of $31.5 million, a decrease in condominium inventory of $21.5 million, provision for loan losses of $7.1 million and depreciation and amortization expense of $22 million.

Cash provided by investing activities for the year ended December 31, 2011 was $68.9 million and was comprised of proceeds from the sale of real estate of $81.1 million, distributions of $7.7 million from our unconsolidated joint venture and proceeds from notes receivable repayments of $1.1 million. This was offset by cash for expenditures for real estate under development of $3.9 million, additions of property and equipment of $6.5 million, investment in notes receivable of $5.1 million, and changes in restricted cash of $6 million. Cash used in investing activities for the year ended December 31, 2010 was $7.6 million and primarily represents expenditures for real estate under development of $10.2 million, additions of property and equipment of $5.1 million and proceeds from the sale of GrandMarc on the Corner of $8.8 million.

Cash used in financing activities for the year ended December 31, 2011 was $82.8 million and was comprised of payments on notes payable and the senior secured credit facility of $154.3 million offset by borrowings, net of financing costs, of $69.9 million. Borrowings on a note payable to a related party were $1.5 million. Cash distributions were $0.5 million and net contributions from noncontrolling interest holders was $0.6 million. Cash used in financing activities for the year ended December 31, 2010 was $9.9 million and consisted primarily of payments on notes payable of $30.1 million, proceeds from notes payable of $11.9 million, net borrowings on our senior secured credit facility of $7.5 million and deposits received under sales contracts of $6 million.

Fiscal year ended December 31, 2010 as compared to the fiscal year ended December 31, 2009

Cash provided by operating activities for the year ended December 31, 2010 was $17.5 million and was comprised primarily of the net loss of $62.8 million, non-cash impairment charges of $31.5 million, a decrease in condominium inventory of $21.5 million, provision for loan losses of $7.1 million and depreciation and amortization expense of $22 million. Cash provided by operating activities for the year ended December 31, 2009 was $11.4 million and was comprised primarily of the net loss of $48 million, an increase in accounts receivable of $3.4 million, by depreciation and amortization expense of $25.7 million, bad debt expense charges of $10.2 million, and a non-cash impairment charge of $15.5 million.

Cash used in investing activities for the year ended December 31, 2010 was $7.6 million and primarily represents expenditures for real estate under development of $10.2 million, additions of property and equipment of $5.1 million and proceeds from the sale of Grandmarc on the Corner of $8.8 million. Cash used in investing activities for the year ended December 31, 2009 was $33.2 million and primarily represented expenditures for real estate under development, including capital expenditures of consolidated borrowers totaling $10.9 million, additions of property and equipment of $8.5 million, investment in notes receivable of $6 million, an increase in restricted cash of $4.5 million, and investment in unconsolidated joint ventures of $3.4 million.

Cash used in financing activities for the year ended December 31, 2010 was $9.9 million and consisted primarily of payments on notes payable of $30.1 million, proceeds from notes payable of $11.9 million, net borrowings on our senior secured credit facility of $7.5 million and deposits received under sales contracts of $6 million. Cash provided by financing activities for the year ended December 31, 2009 was $8.5 million and consisted primarily of proceeds from notes payable of $26 million, payments on notes payable of $30.3 million and net borrowings on our senior secured credit facility of $14.6 million.

Funds from Operations

Funds from operations ("FFO") is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts ("NAREIT") in the April 2002 "White Paper of Funds From Operations" which is net income (loss), computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property and impairments of depreciable real estate (including impairments of investments in unconsolidated joint ventures and partnerships which resulted from measurable decreases in the fair value of the depreciable real estate held by the joint venture or partnership), plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships, joint ventures, subsidiaries, and noncontrolling interests as one measure to evaluate our operating performance. In October 2011, NAREIT clarified the FFO definition to exclude impairment charges of depreciable real estate (including impairments of investments in unconsolidated joint ventures and partnerships which resulted from measurable decreases in the fair value of the depreciable real estate held by the joint venture or partnership). We have calculated FFO for all periods presented in accordance with this clarification.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance.

We believe that FFO is helpful to investors and our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, impairments of depreciable assets, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which is not immediately apparent from net income.

FFO should not be considered as an alternative to net income (loss), as an indication of our liquidity, nor as an indication of funds available to fund our cash needs, including our ability to make distributions and should be reviewed in connection with other GAAP measurements. Additionally, the exclusion of impairments limits the usefulness of FFO as a historical operating performance measure since an impairment charge indicates that operating performance has been permanently affected. FFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO. Our FFO as presented may not be comparable to amounts calculated by other REITs that do not define these terms in accordance with the current NAREIT definition or that interpret the definition differently.

Our calculation of FFO for the years ended December 31, 2011, 2010 and 2009 is presented below ($ in thousands except per share amounts):

	Year Ended December 31,		
	2011	2010	2009
Net loss attributable to common shareholders	$(88,608)	$(61,233)	$(37,037)
Adjustments for[1]:			
Impairment charge[2]	51,791	31,194	13,149
Real estate depreciation and amortization[3]	25,592	28,938	30,973
Gain on sale of real estate	(4,891)	(7,081)	—
Funds from operations (FFO)	$(16,116)	$ (8,182)	$ 7,085
GAAP weighted average shares:			
Basic and diluted	56,489	56,225	55,352
FFO per share	$ (0.29)	$ (0.15)	$ 0.13
Net loss per share	$ (1.57)	$ (1.09)	$ (0.67)

(1) Reflects the adjustments for continuing operations, as well as discontinued operations.

(2) Includes impairment of our investments in unconsolidated entities which resulted from a measurable decrease in the fair value of the depreciable real estate held by the joint venture or partnership.

(3) Real estate depreciation and amortization includes our consolidated real depreciation and amortization expense, as well as our pro rata share of those unconsolidated investments which we account for under the equity method of accounting and the noncontrolling interest adjustment for the third-party partners' share of the real estate depreciation and amortization.

Cash flows generated from FFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as capital expenditures and payments of principal on debt, each of which may impact the amount of cash available for distribution to our stockholders.

Share Redemption Program

In February 2006, our board of directors authorized a share redemption program for stockholders who held their shares for more than one year. Under the program, our board reserved the right in its sole discretion at any time, and from time to time, to (1) waive the one-year holding period in the event of the death, disability or bankruptcy of a stockholder or other exigent circumstances, (2) reject any request for redemption, (3) change the purchase price for redemptions, or (4) terminate, suspend or amend the share redemption program.

On March 30, 2009, our board of directors suspended, until further notice, ordinary redemptions other than those submitted for a stockholder's death, disability or confinement to a long-term care facility, which we call "exceptional" redemptions. On January 10, 2011, the board suspended the redemption program with respect to all types of redemptions until further notice.

We have not presented information regarding submitted and unfulfilled redemptions during 2011 as our board of directors suspended all redemptions as of the first quarter of 2011 and we believe many stockholders who may otherwise desire to have their shares redeemed have not submitted a request due to the program's suspension.

Any redemption requests submitted while the program is suspended are being returned to investors and must be resubmitted upon resumption of the share redemption program. If our share redemption program is resumed, we would give all stockholders notice that we were resuming redemptions, so that all stockholders would have an equal opportunity to submit shares for redemption. Upon resumption of the program, any redemption requests will be honored pro rata among all requests received based on funds available; requests will not be honored on a first come, first serve basis.

Distributions

Distributions are authorized at the discretion of our board of directors based on its analysis of our forthcoming cash needs, earnings, cash flow, anticipated cashflow, capital expenditure requirements, cash on hand, general financial condition and other factors that our board deems relevant. The board's decision will be influenced, in substantial part, by its obligation to ensure that we maintain our status as a REIT. In connection with entering our disposition phase, on March 28, 2011, our board of directors discontinued regular quarterly distributions in favor of those that may arise from proceeds available to be distributed from our asset sales.

Distributions paid to stockholders have been funded through various sources, including cash flow from operating activities, proceeds raised as part of our initial public offering, reinvestment through our distribution reinvestment plan and/or additional borrowings. The following summarizes certain information related to the sources of recent distributions ($ in thousands):

	December 31,		
	2011	2010	2009
Total Distributions Paid	$ 1,410	$ 8,402	$13,772
Principal Sources of Funding:			
Distribution Reinvestment Plan	$ 925	$ 5,676	$ 9,896
Cash flow provided by operating activities	$17,488	$17,464	$11,421
Cash available at the beginning of the period(1)	$ 9,833	$ 9,511	$25,260

(1) Represents the cash available at the beginning of the reporting period primarily attributable to excess funds raised from the issuance of common stock and borrowings after the impact of historical operating activities, other investing and financing activities.

The following are the distributions paid and declared for the quarters in December 31, 2011 and 2010 ($ in thousands except per share amounts).

	Distributions Paid			Total Distributions Declared	Declared Distribution Per Share
2011	Cash	Reinvested	Total		
Fourth Quarter	$ —	$ —	$ —	$ —	$ —
Third Quarter	—	—	—	—	—
Second Quarter	—	—	—	—	—
First Quarter	485	925	1,410	—	—
Total	$485	$925	$1,410	$ —	$ —

	Distributions Paid			Total Distributions Declared	Declared Distribution Per Share
2010	Cash	Reinvested	Total		
Fourth Quarter	$ 476	$ 931	$1,407	$1,409(1)	$0.025
Third Quarter	474	930	1,404	1,406	0.025
Second Quarter	460	943	1,403	1,406	0.025
First Quarter	1,316	2,872	4,188	1,405	0.025
Total	$2,726	$5,676	$8,402	$5,626	$0.100

(1) The distribution was declared on January 10, 2011 for the fourth quarter 2010 and was paid on February 3, 2011.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2011 ($ in thousands):

	Payments Due by Period[1]						
	2012	2013	2014	2015	2016	After 2016	Total
Principal payments – fixed rate debt	$ 6,841	$ 322	$ 1,372	$ 360	$23,613	$ —	$ 32,508
Interest payments – fixed rate debt	2,137	2,029	1,981	1,867	730	—	8,744
Principal payments – variable rate debt	144,599	29,641	58,429	—	—	—	232,669
Interest payments – variable rate debt (based on rates in effect as of December 31, 2011)	8,205	5,284	4,443	—	—	—	17,932
Total	$161,782	$37,276	$66,225	$2,227	$24,343	$ —	$291,853

(1) Does not include approximately $0.6 million of unamortized premium related to debt we assumed on our acquisition of Northborough Tower. Effective February 13, 2012 we reached an agreement with the lenders to extend the maturity date of the senior secured credit facility from February 13, 2012 to April 13, 2012. The Frisco loan matured on January 28, 2012. We are working with the lenders to extend the maturity.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates, including investment impairment, on a regular basis. These estimates will be based on management's historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Below is a discussion of the accounting policies that we consider will be critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Principles of Consolidation and Basis of Presentation

Our consolidated financial statements include our accounts and the accounts of other subsidiaries over which we have control. All inter-company transactions, balances, and profits have been eliminated in consolidation. Interests in entities acquired will be evaluated based on applicable GAAP, which includes the requirement to consolidate entities deemed to be variable interest entities ("VIE") in which we are the primary beneficiary. If the interest in the entity is determined not to be a VIE, then the entity will be evaluated for consolidation based on legal form, economic substance, and the extent to which we have control and/or substantive participating rights under the respective ownership agreement.

There are judgments and estimates involved in determining if an entity in which we have made an investment is a VIE and, if so, whether we are the primary beneficiary. The entity is evaluated to determine if it is a VIE by, among other things, calculating the percentage of equity being risked compared to the total equity of the entity. Determining expected future losses involves assumptions of various possibilities of the results of future operations of the entity, assigning a probability to each possibility and using a discount rate to determine the net present value of those future losses. A change in the judgments, assumptions, and estimates outlined above could result in consolidating an entity that should not be consolidated or accounting for an investment using the equity method that should in fact be consolidated, the effects of which could be material to our financial statements.

Real Estate

Upon the acquisition of real estate properties, we recognize the assets acquired, the liabilities assumed, and any noncontrolling interest as of the acquisition date, measured at their fair values. The acquisition date is the date on which we obtain control of the real estate property. The assets acquired and liabilities assumed may consist of land, inclusive of associated rights, buildings, assumed debt, identified intangible assets and liabilities and asset retirement obligations. Identified intangible assets generally consist of above-market leases, in-place leases, in-place tenant improvements, in-place leasing commissions and tenant relationships. Identified intangible liabilities generally consist of below-market leases. Goodwill is recognized as of the acquisition date and measured as the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree over the fair value of the identifiable net assets acquired. Likewise, a bargain purchase gain is recognized in current earnings when the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree is less than the fair value of the identifiable net assets acquired. Acquisition-related costs are expensed in the period incurred.

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the fair value of these assets using discounted cash flow analyses or similar methods believed to be used by market participants. The value of buildings is depreciated over the estimated useful life of 25 years using the straight-line method.

We determine the fair value of assumed debt by calculating the net present value of the scheduled mortgage payments using interest rates for debt with similar terms and remaining maturities that management believes we could obtain at the date of the debt assumption. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan using the effective interest method.

We determine the value of above-market and below-market leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to (a) the remaining non-cancelable lease term for above-market leases, or (b) the remaining non-cancelable lease term plus any below-market fixed rate renewal options that, based on a qualitative assessment of several factors, including the financial condition of the lessee, the business conditions in the industry in which the lessee operates, the economic conditions in the area in which the property is located, and the ability of the lessee to sublease the property during the renewal term, are reasonably assured to be exercised by the lessee for below-market leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the determined lease term.

The total value of identified real estate intangible assets acquired is further allocated to in-place leases, in-place tenant improvements, in-place leasing commissions and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value for tenant improvements and leasing commissions is based on estimates of these costs incurred at inception of the acquired leases, amortized through the date of acquisition. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases include an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, we include such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of the fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal fees and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

We amortize the value of in-place leases, in-place tenant improvements and in-place leasing commissions to expense over the initial term of the respective leases. The tenant relationship values are amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets or liabilities exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the acquired lease intangibles related to that tenant would be charged to expense. The estimated remaining average useful lives for acquired lease intangibles range from less than one year to approximately ten years.

Other intangible assets include the value of identified hotel trade names and in-place property tax abatements. These fair values are based on management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the trade names is amortized over its respective estimated useful life of 20 years using the straight-line method and the value of the in-place property tax abatement is amortized over its estimated term of 10 years using the straight-line method.

Investment Impairments

For all of our real estate and real estate related investments, we monitor events and changes in circumstances indicating that the carrying amounts of the real estate assets may not be recoverable. Examples of the types of events and circumstances that would cause management to assess our assets for potential impairment include, but are not limited to: a significant decrease in the market price of an asset; a significant adverse change in the manner in which the asset is being used; an accumulation of costs in excess of the acquisition basis plus construction of the property; major vacancies and the resulting loss of revenues; natural disasters; a change in the projected holding period; legitimate purchase offers and changes in the global and local markets or economic conditions. Our assets may at times be concentrated in limited geographic locations and, to the extent that our portfolio is concentrated in limited geographic locations, downturns specifically related to such regions may result in tenants defaulting on their lease obligations at a portion of our properties within a short time period, which may result in asset impairments. When such events or changes in circumstances are present, we assess potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset and from its eventual disposition to the carrying amount of the asset. In the event that the carrying amount exceeds the estimated future undiscounted operating cash flows, we recognize an impairment loss to adjust the carrying amount of the asset to estimated fair value. We consider projected future undiscounted cash flows, trends, strategic decisions regarding future development plans, and other factors in our assessment of whether impairment conditions exist. While we believe our estimates of future cash flows are reasonable, different assumptions regarding factors such as market rents, economic conditions, and occupancy rates could significantly affect these estimates.

We also evaluate our investments in notes receivable as of each reporting date. If we believe that it is probable we will not collect all principal and interest in accordance with the terms of the notes, we consider the loan impaired. When evaluating loans for potential impairment, we compare the carrying amount of the loans to the present value of future cash flows discounted at the loan's effective interest rate, or, if a loan is collateral dependent, to the estimated fair value of the related collateral net of any senior loans. For impaired loans, a provision is made for loan losses to adjust the reserve for loan losses. The reserve for loan losses is a valuation allowance that reflects our current estimate of loan losses as of the balance sheet date. The reserve is adjusted through the provision for loan losses account on our consolidated statement of operations.

In evaluating our investments for impairment, management may use appraisals and make estimates and assumptions, including, but not limited to, the projected date of disposition of the properties, the estimated future cash flows of the properties during our ownership, planned development and the projected sales price of each of the properties. A future change in these estimates and assumptions could result in understating or overstating the book value of our investments, which could be material to our financial statements.

The value of our properties held for development depends on market conditions, including estimates of the project start date as well as estimates of future demand for the property type under development. We have analyzed trends and other information related to each potential development and incorporated this information as well as our current outlook into the assumptions we use in our impairment analyses. Due to the judgment and assumptions applied in the estimation process with respect to impairments, including the fact that limited market information regarding the value of comparable land exists at this time, it is possible actual results could differ substantially from those estimated.

We believe the carrying value of our operating real estate assets, properties under development, investments in unconsolidated joint ventures, and notes receivable is currently recoverable. However, if market conditions worsen beyond our current expectations, or if our assumptions regarding expected future cash flows from the use and eventual disposition of our assets decrease or our expected hold periods decrease, or if changes in our development strategy significantly affect any key assumptions used in our fair value calculations, we may need to take additional charges in future periods for impairments related to existing assets. Any such non-cash charges would have an adverse effect on our consolidated financial position and results of operations.

Condominium Inventory

Condominium inventory is stated at the lower of cost or fair market value. In addition to land acquisition costs, land development costs, and construction costs, costs include interest and real estate taxes, which are capitalized during the period beginning with the commencement of development and ending with the completion of construction.

For condominium inventory, at each reporting date, management compares the estimated fair value less costs to sell to the carrying value. An adjustment is recorded to the extent that the fair value less costs to sell is less than the carrying value. We determine the estimated fair value of condominiums based on comparable sales in the normal course of business under existing and anticipated market conditions. This evaluation takes into consideration estimated future selling prices, costs incurred to date, estimated additional future costs, and management's plans for the property.

The nationwide downturn in the housing and related condominium market that began during 2007 and has continued through the fourth quarter of 2011 has resulted in lower than expected sales volume and reduced selling prices. As a result of our evaluations, we recognized a non-cash charge of $1.9 million to reduce the carrying value of condominiums at Chase-The Private Residences and a $4 million non-cash charge to reduce the carrying value of condominium development at The Lodge & Spa at Cordillera during the year ended December 31, 2011. Both of these non-cash charges are classified as condominium inventory impairment charges in the accompanying consolidated statement of operations. We recognized a non-cash charge of $5.7 million during the year ended December 31, 2010 to reduce the carrying value of the condominiums at Chase-The Private Residences. In the event that market conditions continue to decline in the future or the current difficult market conditions extend beyond our expectations, additional adjustments may be necessary.

New Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board ("FASB") issued further clarification on when a loan modification or restructuring is considered a troubled debt restructuring. In determining whether a loan modification represents a troubled debt restructuring, an entity should consider whether the debtor is experiencing financial difficulty and the lender has granted a concession to the borrower. This guidance is to be applied retrospectively, with early application permitted. This guidance was effective for the first interim or annual period beginning on or after June 15, 2011. The adoption of this guidance did not have a material impact on our financial statements or disclosures.

In May 2011, the FASB issued updated guidance for fair value measurements. The guidance amends existing guidance to provide common fair value measurements and related disclosure requirements between GAAP and International Financial Reporting Standards. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We are evaluating this guidance and currently do not believe that it will have a material impact on our consolidated financial statements or disclosures.

In June 2011, the FASB issued updated guidance related to comprehensive income. The guidance requires registrants to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The early adoption of this guidance had no material impact on our results of operations or disclosures.

Recent Tax Legislation regarding Cost Basis Reporting

Effective January 1, 2011, new federal income tax information reporting rules will require the "cost basis" for shares involved in certain transactions to be reported to stockholders and the Internal Revenue Service. These rules apply to all shares, including shares purchased through our distribution reinvestment plan, purchased on or after January 1, 2011. More specifically, upon the transfer or redemption of any shares subject to the new reporting requirements, a broker must report both the cost basis of the shares and the gain or loss recognized on the transfer or redemption of those shares to the stockholder and to the Internal Revenue Service on Form 1099-B. In addition, effective January 1, 2011, S-corporations will no longer be exempt from Form 1099-B reporting, and shares purchased by an S-corporation on or after January 1, 2012 will be subject to the reporting requirements described above. If we take an organizational action such as a stock split, merger, or acquisition that affects the cost basis of the shares subject to the new reporting requirements, we will report to each stockholder and the Internal Revenue Service a description of the action and the quantitative effect of that action on the cost basis of the applicable shares on an information return.

In connection with the transfer or redemption of shares subject to the new reporting requirements (generally shares purchased on or after January 1, 2011), stockholders may identify by lot the shares that are transferred or redeemed, but shares of stockholders who do not identify specific lots in a timely manner will be transferred or redeemed on a "first in/first out" basis. Transfer statement reporting on certain transactions not otherwise subject to the reporting requirements discussed above (excluding transactions involving shares acquired before January 1, 2011) may also be required under these new rules. Transfer statements are issued between "brokers" and are not issued to stockholders or the Internal Revenue Service. Stockholders should consult their tax advisors regarding the consequences of the new information reporting rules.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

We may be exposed to interest rate changes, primarily as a result of long-term debt used to acquire properties and make loans and other permitted investments. Our management's objectives, with regard to interest rate risks, are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we will borrow primarily at fixed rates or variable rates with the lowest margins available and in some cases, with the ability to convert variable rates to fixed rates. With regard to variable rate financing, we will assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We may enter into derivative financial instruments such as options, forwards, interest rate swaps, caps, or floors to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate portion of our variable rate debt. Of our $265.9 million in notes payable at December 31, 2011, $232.7 million represented debt subject to variable interest rates. If our variable interest rates increased 100 basis points, we estimate that total annual interest cost, including interest expensed, interest capitalized, and the effects of the interest rate caps and swaps, would increase by approximately $0.1 million.

At December 31, 2011, interest rate caps classified as assets were reported at their combined fair values of less than $0.1 million within prepaid expenses and other assets. A 100 basis point decrease in interest rates would result in a less than $0.1 million net decrease in the fair value of our interest rate caps and swaps. A 100 basis point increase in interest rates would result in a less than $0.1 million net increase in the fair value of our interest rate caps and swaps.

Foreign Currency Exchange Risk

We currently have a leasehold interest in London, England that holds €0.5 million in Euro-denominated accounts at European financial institutions. We also own approximately 47% interest investment in joint venture consisting of 22 properties in the Czech Republic, Poland, Hungary, and Slovakia that hold $3.1 million in Euro-denominated accounts at European financial institutions. As such, we believe that we are exposed to any significant foreign currency fluctuations related to these accounts.

Inflation

The real estate market has not been affected significantly by inflation in the past several years due to the relatively low inflation rate. However, we include provisions in the majority of our tenant leases that would protect us from the impact of inflation. These provisions include reimbursement billings for common area maintenance charges, real estate tax and insurance reimbursements on a per square foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square foot allowance.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item 8 is included in our Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated, as of December 31, 2011, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011, to provide reasonable assurance that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a company have been detected.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated, as of December 31, 2011, the effectiveness of our internal control over financial reporting using the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal controls, as of December 31, 2011, were effective in providing reasonable assurance regarding reliability of financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in internal control over financial reporting that occurred during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Adoption of Second Amended and Restated Valuation Policy

On March 23, 2012, our board of directors adopted the Second Amended and Restated Policy for Estimation of Common Stock Value (the "Second Amended and Restated Valuation Policy") to be effective immediately. The amendments clarify the manner in which our estimated value per share may be adjusted in the event that our board of directors makes special distributions that it designates to cause such adjustments. Under the Second Amended and Restated Valuation Policy, if we make a specially designated distribution to stockholders, the estimated value per share will be reduced by the per share amount of such specially designated distribution, and we will provide the estimated value per share as adjusted in a current report on Form 8-K or any other appropriate public filing with the SEC.

In addition, among other immaterial revisions, the amendments to the valuation policy also clarify that the per share estimated value may be developed from data that is as of a date not more than 18 months prior to the effective date of the estimated valuation, and that in general we will consider a new estimated valuation every 18 months. In all other material respects, the terms of our valuation policy remain unchanged.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Directors

Because our directors take a critical role in guiding our strategic direction and overseeing our management, they must demonstrate broad-based business and professional skills and experiences, concern for the long-term interests of our stockholders, and personal integrity and judgment. In addition, our directors must have time available to devote to board activities and to enhance their knowledge of our industry. As described further below, we believe our directors have the appropriate mix of experiences, qualifications, attributes, and skills required of our board members in the context of the current needs of our company.

Robert M. Behringer, 63, has served as our Chairman of the Board and a director since our inception in November 2004. From November 2004 until June 2008, he also served as Chief Executive Officer and Chief Investment Officer. He has also served as the sole manager and Chief Executive Officer of Behringer Harvard Holdings, LLC ("Behringer Harvard Holdings"), the indirect parent corporation of our Advisor, since December 2001. Mr. Behringer has also served as Chairman of the Board and a director of Behringer Harvard REIT I, Inc. ("Behringer Harvard REIT I") since June 2002, Behringer Harvard Multifamily REIT I, Inc. ("Behringer Harvard Multifamily REIT I") since December 2007, and Behringer Harvard Opportunity REIT II, Inc. ("Behringer Harvard Opportunity REIT II") since January 2007, each a publicly registered real estate investment trust, and Behringer Harvard Multifamily REIT II, Inc. ("Behringer Harvard Multifamily REIT II"), a REIT that is still in registration with the SEC, since April 2007. Since 2002, Mr. Behringer has been a general partner of Behringer Harvard Short-Term Opportunity Fund I LP ("Behringer Harvard Short-Term Opportunity Fund") and Behringer Harvard Mid-Term Value Enhancement Fund I LP ("Behringer Harvard Mid-Term Value Enhancement Fund"), each a publicly registered real estate limited partnership. Mr. Behringer also controls the general partners of Behringer Harvard Strategic Opportunity Fund I LP ("Behringer Harvard Strategic Opportunity Fund I") and Behringer Harvard Strategic Opportunity Fund II LP ("Behringer Harvard Strategic Opportunity Fund II"), private real estate limited partnerships. Since 2001, Mr. Behringer also has been the Chief Executive Officer of the other companies affiliated with Behringer Harvard Holdings.

From 1995 until 2001, Mr. Behringer was Chief Executive Officer of Harvard Property Trust, Inc., a privately-held REIT formed by Mr. Behringer that has been liquidated and that had an asset value of approximately $174 million before its liquidation. Before forming Harvard Property Trust, Inc., Mr. Behringer invested in commercial real estate as Behringer Partners, a sole proprietorship formed in 1989 that invested in single asset limited partnerships. From 1985 until 1993, Mr. Behringer was Vice President and Investment Officer of Equitable Real Estate Investment Management, Inc. (now known as Lend Lease Real Estate Investments, Inc.), one of the largest pension fund advisors and owners of real estate in the United States. While at Equitable, Mr. Behringer was responsible for its General Account Real Estate Assets located in the south-central United States, which included working on mortgage loan "workouts" and restructurings. The portfolio included institutional-quality office, retail, apartment and hotel properties exceeding 17 million square feet with a value of approximately $2.8 billion. Mr. Behringer's experience at Equitable required him to negotiate unique terms (such as loan length, interest rates, principal payments, loan covenants (*i.e.*, debt to equity ratios), collateral, guaranties and general credit enhancements) for each restructured loan, specifically tailored to the debtor's particular facts and circumstances and market conditions. Although Mr. Behringer was a significant participant in acquisitions, management, leasing, redevelopment and dispositions, his primary responsibility was to increase net operating income and the overall value of the portfolio.

Mr. Behringer has over 25 years of experience in real estate investment, management, and finance activities, including, prior to the founding of the Behringer Harvard organization, approximately 140 properties with over 24 million square feet of office, retail, industrial, apartment, hotel and recreational space. Since the founding of the Behringer Harvard organization and through December 31, 2011, Mr. Behringer's experience includes over 170 properties, with over 40 million square feet of office, retail, industrial, apartment, hotel and recreational properties. In addition to being our Chairman of the Board, he is currently the general partner or a co-general partner in several real estate limited partnerships formed for the purpose of acquiring, developing and operating office buildings and other commercial properties located in the

United States and other countries, including Germany, the Netherlands, England and Australia. Mr. Behringer is a Certified Property Manager, Real Property Administrator and Certified Hotel Administrator, holds FINRA Series 7, 24 and 63 registrations and is a member of the Institute of Real Estate Management, the Building Owners and Managers Association, the Urban Land Institute and the Real Estate Council. Mr. Behringer was also a licensed certified public accountant for over 20 years. Mr. Behringer received a Bachelor of Science degree from the University of Minnesota.

Our board of directors has concluded that Mr. Behringer is qualified to serve as Chairman of the Board and one of our directors for reasons including his over 25 years of experience in real estate investing and having sponsored numerous public and private real estate programs. With this background, we believe Mr. Behringer has the depth and breadth of experience to implement our business strategy. Further, as Chairman of the Board and a director of Behringer Harvard REIT I, Behringer Harvard Multifamily REIT I and Behringer Harvard Opportunity REIT II, he has an understanding of the requirements of serving on a public company board and the leadership experience necessary to serve as the Chairman of the Board of our company.

Robert S. Aisner, 65, served as our Chief Executive Officer from June 2008 through January 2012, as our President from our inception in November 2004 through January 2012, and one of our directors since our inception. In January 2012, Mr. Aisner was appointed Vice Chairman of the Board. From July 2005 through June 2008, Mr. Aisner served as our Chief Operating Officer. In addition, Mr. Aisner has served as President (since May 2005), Chief Executive Officer (since July 2009 and from June 2008 until May 2009), and a director (since June 2003) of Behringer Harvard REIT I. Mr. Aisner also has served as President (from January 2007 through January 2012), Chief Executive Officer (from June 2008 through January 2012), and a director (since January 2007) of Behringer Harvard Opportunity REIT II, as Chief Executive Officer and a director of Behringer Harvard Multifamily REIT I since August 2006 and as President (since April 2007) and Chief Executive Officer (since September 2008) of Behringer Harvard Multifamily REIT II. Mr. Aisner is also Chief Executive Officer of our Advisor and President and Chief Operating Officer of our sponsor, Behringer Harvard Holdings.

Mr. Aisner has over 30 years of commercial real estate experience. In addition to Mr. Aisner's commercial real estate experience, as an officer and director of Behringer Harvard sponsored programs and their advisors, Mr. Aisner has overseen the acquisition, structuring and management of various types of real estate-related loans, including mortgages and mezzanine loans. From 1996 until joining Behringer Harvard in 2003, Mr. Aisner served as: (1) Executive Vice President of AMLI Residential Properties Trust, formerly a New York Stock Exchange-listed REIT that focused on the development, acquisition and management of upscale apartment communities and advisor and asset manager for institutional investors with respect to their multifamily real estate investment activities; (2) President of AMLI Management Company, which oversaw all of AMLI's apartment operations in 80 communities; (3) President of the AMLI Corporate Homes division that managed AMLI's corporate housing properties; (4) Vice President of AMLI Residential Construction, a division of AMLI that performed real estate construction services; and (5) Vice President of AMLI Institutional Advisors, the AMLI division that served as institutional advisor and asset manager for institutional investors with respect to their multifamily real estate activities. Mr. Aisner also served on AMLI's Executive Committee and Investment Committee. During Mr. Aisner's tenure, AMLI was actively engaged in real estate debt activities, some of which were similar to our current loan structures. From 1994 until 1996, Mr. Aisner owned and operated Regents Management, Inc., which had both a multifamily development and construction group and a general commercial property management group. Mr. Aisner is a member of the Board of Directors of the Association of Foreign Investors in Real Estate (AFIRE), the Board of Directors of the National Multi-Housing Council (NMHC), the Urban Land Institute (ULI) and the Pension Real Estate Association (PREA). From 1984 to 1994, Mr. Aisner served as Vice President of HRW Resources, Inc., a real estate development and management company. Mr. Aisner received a Bachelor of Arts degree from Colby College and a Masters of Business Administration degree from the University of New Hampshire.

Our board of directors has concluded that Mr. Aisner is qualified to serve as one of our directors for reasons including his over 30 years of commercial real estate experience. This experience allows him to offer valuable insight and advice with respect to our investments and investment strategies. In addition, as the Chief Executive Officer of our Advisor and with prior experience as an executive officer of a New York Stock

Exchange-listed REIT, Mr. Aisner is able to direct the board of directors to the critical issues facing our company. Further, as a director of Behringer Harvard REIT I, Behringer Harvard Multifamily REIT I, and Behringer Harvard Opportunity REIT II, he has an understanding of the requirements of serving on a public company board.

Barbara C. Bufkin, 56, has served as one of our directors since March 2005. Ms. Bufkin is a 30-year veteran of the insurance industry and has been Executive Vice President, Business Development of Argo Group International Holdings, Ltd. since March 2011. Prior to that, Ms. Bufkin served as Senior Vice President, Business Development of Argo Group International Holdings, Ltd. from August 2007 to March 2011. Prior to that, from August 2004 until August 2007, Ms. Bufkin was Senior Vice President, Corporate Business Development of Argonaut Group, Inc. From September 2002 until August 2004, Ms. Bufkin was Vice President of Corporate Business Development of Argonaut. From 2001 until Ms. Bufkin became an employee of Argonaut in September 2002, she provided insurance and business development consulting services to Argonaut. From 2000 to September 2002, Ms. Bufkin also provided insurance and business development consulting services to other insurance companies and financial institutions, including consulting services to Swiss Re New Markets, General Re and AIG in connection with the $3 billion workers' compensation privatization of the Florida Special Disability Trust Fund. Prior to that, Ms. Bufkin served as Director of Swiss Re New Markets and Chairman, President and Chief Executive Officer of Swiss Re subsidiaries Facility Insurance Corporation (FIC) and Facility Insurance Holding Corporation (FIHC). Her background also includes nearly 15 years of industry experience in executive positions with Sedgwick Payne Company, E.W. Blanch Company and other insurance industry firms. Ms. Bufkin graduated cum laude from the State University of New York at Buffalo, with a B.A. in Philosophy. She is an alumna of the Leadership Texas, Stanford Executive Education, and Wharton Executive Education programs. She was a Director of the Southwestern Insurance Information Service for eight years. In 2000, she was nominated to the Texas Women's Hall of Fame and was selected to the 2004 Class of Leadership America.

Our board of directors has concluded that Ms. Bufkin is qualified to serve as one of our directors for reasons including her significant corporate business development experience as an insurance industry executive. Ms. Bufkin's background compliments that of our other board members and brings a unique perspective to our board. She provides valuable knowledge and insight into business development and management issues.

Terry L. Gage, 54, has served as one of our directors since September 2007. Mr. Gage has more than 20 years of senior management experience in corporate financial management, accounting and administration within the software, engineering, government contracting and professional services industries. From May 2010 to December 2011, Mr. Gage was a business and financial consultant. From June 2008 to May 2010, Mr. Gage served as Chief Financial Officer and Vice President, Finance of Wilson & Associates, LLC, an interior architectural design firm. From September 2007 to June 2008, Mr. Gage served as Chief Administrative Officer of Wilson & Associates, LLC. From 2003 to September 2007, Mr. Gage was a business and financial consultant. From 1995 to 2003, Mr. Gage served as Executive Vice President and Chief Financial Officer, as well as Treasurer and Assistant Secretary, of Carreker Corporation, formerly a publicly traded consulting and software solutions company for the banking industry. Prior to joining Carreker, Mr. Gage was Vice President, Chief Financial Officer, Secretary and Treasurer for FAAC Inc., a software engineering and consulting services company, from 1986 to 1995. He holds a Bachelor of Business Administration degree from Eastern Michigan University and was a Certified Public Accountant from 1982 to 1989.

Our board of directors has concluded that Mr. Gage is qualified to serve as one of our directors and chairman of our audit committee for reasons including his having served as Chief Financial Officer for both public and private companies, including a publicly traded consulting and software solutions company. Mr. Gage has significant management experience relating to preparing and reviewing financial statements and coordinating with external auditors.

Steven J. Kaplan, 61, has served as one of our directors since February 2006. Mr. Kaplan also served as a director of Behringer Harvard REIT I from May 2003 until April 2004. He has over 30 years of experience in the commercial real estate industry. From 1979 through 1993, Mr. Kaplan was a principal of and general counsel for Edgewood Investment Corporation, a regional real estate firm that acquired, operated and disposed of over 15 apartment communities, 12 shopping centers, 14 office buildings and six hotels. From 1994 through August 1999, Mr. Kaplan served as the President and Chief Executive Officer of Landauer Associates, Inc., a national valuation and consulting firm. In this capacity, Mr. Kaplan expanded the services of Landauer to include a national capital markets group as well as an international hospitality division. Landauer was sold to Grubb & Ellis in August 1999, and Mr. Kaplan served as chief operating officer of this international brokerage and property management firm. Since leaving Grubb & Ellis in March 2000, Mr. Kaplan has provided advisory services for various real estate service providers, owners and investors and has engaged in the practice of law with a focus on commercial real estate transactions. Mr. Kaplan is an attorney and is admitted to practice law in Texas, Iowa (inactive) and Illinois (inactive).

Our board of directors has concluded that Mr. Kaplan is qualified to serve as one of our directors for reasons including his significant experience relating to real estate investments and his prior experience serving as a director of Behringer Harvard REIT I. Mr. Kaplan is a 30-year commercial real estate industry veteran, and has substantial experience as an attorney and general counsel which brings a unique perspective to our board. In addition, as a former director of Behringer Harvard REIT I, Mr. Kaplan has an understanding of the requirements of serving on a public company board. Mr. Kaplan continues to represent commercial real estate investors and developers and, as such, remains in tune with industry trends and issues.

Executive Officers

In addition to Robert M. Behringer and Robert S. Aisner, the following individuals serve as our executive officers:

Michael J. O'Hanlon, 60, was elected our Chief Executive Officer and President in January 2012. Mr. O'Hanlon also serves as Chief Executive Officer and President of several other Behringer Harvard — sponsored programs, including Behringer Harvard Opportunity REIT II. Prior to his appointment as an officer of the Company, Mr. O'Hanlon was an independent director of Behringer Harvard Multifamily REIT II from September 2011 through December 2011. From September 2010 to December 2011, Mr. O'Hanlon was President and Chief Operating Officer of Billingsley Company, a major Dallas, Texas based owner, operator and developer that has interests in commercial office, industrial, retail, and multifamily properties. From November 2007 to October 2009, Mr. O'Hanlon served as Chief Executive Officer and President for Inland Western Retail Real Estate Trust, Inc., a public non-traded REIT, where he was responsible for an $8.5 billion national retail and office portfolio consisting of 335 properties and 51 million square feet. From January 2005 to October 2007, Mr. O'Hanlon served as head of Asset Management for Inland Real Estate Group of Companies. In total, Mr. O'Hanlon has over 30 years of management experience with public and private firms with commercial real estate portfolios, with a broad range of responsibilities including overseeing acquisitions, dispositions, restructurings, joint ventures and capital raising, and with experience with a diverse group of real estate-related investments including multifamily and debt-related investments. Mr. O'Hanlon received a Masters of Business Administration, Finance-Money and Financial Markets degree in 1979 from Columbia University Graduate School of Business. Mr. O'Hanlon has also received a Bachelor of Science, Accounting degree in 1973 from Fordham University. Mr. O'Hanlon has served and been an active member of the Real Estate Roundtable, NAREIT, ICSC and ULI.

Andrew J. Bruce, 40, was elected our Chief Financial Officer in February 2012. Mr. Bruce also serves as Chief Financial Officer of Behringer Harvard Opportunity REIT II. Mr. Bruce will continue to serve as Senior Vice President of Capital Markets for Behringer Harvard, a role in which he has served since March 2006, and be responsible for managing the financing activities for the Behringer Harvard programs, including the structuring and placement of commercial debt for new acquisitions and developments, for the refinancing of existing debt, debt restructurings, and for fund level credit facilities. Prior to joining Behringer Harvard, from 1994 to early 2006, Mr. Bruce worked for AMLI Residential Properties Trust in Dallas and in Chicago. While at AMLI, Mr. Bruce was responsible for placing AMLI's secured and unsecured debt and for overseeing the underwriting projections for new development and co-investment projects. Mr. Bruce holds a Masters in Business Administration degree from the University of Chicago, and a CPA designation. Mr. Bruce graduated from Western Michigan University with a Bachelor of Business Administration degree. Associations that Mr. Bruce is currently affiliated with include ULI (Full Member and Inner-City Council Leader), NAREIT, and Family Gateway Affordable Housing, Inc. where he serves as a board member and Vice Chairman.

M. Jason Mattox, 36, has served as our Executive Vice President since March 2006. Mr. Mattox also serves as an Executive Vice President of our advisor and serves in these and similar executive capacities with other entities sponsored by Behringer Harvard Holdings, including Behringer Harvard REIT I, Behringer Harvard Multifamily REIT II, Behringer Harvard Opportunity REIT II and Behringer Harvard Multifamily REIT I. From 1997 until joining Behringer Harvard in 2002, Mr. Mattox served as a Vice President of Harvard Property Trust, Inc. and became a member of its Investment Committee in 1998. From 1999 until 2001, Mr. Mattox served as Vice President of Sun Resorts International, Inc., a recreational property investment company, coordinating marina acquisitions throughout the southern United States and the U.S. Virgin Islands. From 1999 until 2001, in addition to providing services related to investing, acquisition, disposition and operational activities, Mr. Mattox served as an asset manager with responsibility for over one million square feet of Harvard Property Trust, Inc.'s commercial office assets in Texas and Minnesota, overseeing property performance, management offices, personnel and outsourcing relationships. Mr. Mattox is a continuing member of the Building Owners and Managers Association and the National Association of Industrial and Office Properties. Mr. Mattox holds FINRA Series 7, 24 and 63 registrations. Mr. Mattox received a Bachelor of Business Administration degree, with honors, and a Bachelor of Science degree, cum laude, from Southern Methodist University.

Samuel A. Gillespie, 53, has served as our Chief Operating Officer since June 2008. In addition, Mr. Gillespie has served as Senior Vice President — Funds Management of Harvard Property Trust, LLC, the managing member of our Advisor, since March 2006. Mr. Gillespie also serves as Chief Operating Officer for Behringer Harvard Opportunity REIT II and for the general partner of Behringer Harvard Short-Term Opportunity Fund I and Behringer Harvard Mid-Term Value Enhancement Fund I. In addition, Mr. Gillespie serves as the Chief Operating Officer of Behringer Harvard Strategic Opportunity Fund I and Behringer Harvard Strategic Opportunity Fund II. Mr. Gillespie has over 25 years of experience in the commercial real estate industry guiding diverse and sophisticated portfolios. Prior to joining Behringer Harvard in November 2004, Mr. Gillespie was with the Trammell Crow Company for 21 years. At Trammell Crow, he held the position of Managing Director of National Accounts and was responsible for Trammell Crow Company's largest institutional customers. Prior to that, Mr. Gillespie was partner in charge of Trammell Crow's Indianapolis office from 1986 to 1997. He began his career with Trammell Crow as a leasing agent in Oklahoma City in 1983. Mr. Gillespie holds a Bachelor of Science degree, summa cum laude, in accounting from Texas A&M University, and holds the CCIM designation.

Michael D. Cohen, 37, has served as our Executive Vice President since October 2011. Mr. Cohen also serves as Executive Vice President of Behringer Harvard Holdings and Executive Vice President — International Platform of Harvard Property Trust. Mr. Cohen also works closely with Behringer Securities LP, a subsidiary of Behringer Harvard, to develop institutional investments and manage relationships with the company's institutional investors. Mr. Cohen joined Behringer Harvard in 2005 from Crow Holdings, the investment office of the Trammell Crow Company, where he concentrated on the acquisition and management of the firm's office, retail, and hospitality assets. Mr. Cohen began his career in 1997 at Harvard Property Trust and Behringer Partners, predecessor companies to Behringer Harvard. He received a Bachelor of Business Administration degree from the University of the Pacific in Stockton, California, and a Masters degree in Business and Finance from Texas Christian University in Fort Worth, Texas. He is a member of the Association of Foreign Investors in Real Estate.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires each director, officer, and individual beneficially owning more than 10% of a registered security of the Company to file with the SEC, within specified time frames, initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of common stock of the Company. These specified time frames require the reporting of changes in ownership within two business days of the transaction giving rise to the reporting obligation. Reporting persons are required to furnish us with copies of all Section 16(a) forms filed with the SEC. Based solely on a review of the copies of such forms furnished to the Company during and with respect to the fiscal year ended December 31, 2011 or written representations that no additional forms were required, to the best of our knowledge, all required Section 16(a) filings were timely and correctly made by reporting persons during 2011.

Code of Ethics

Our board of directors has adopted a Code of Business Conduct Policy that is applicable to all members of our board of directors, our executive officers and employees of our Advisor and its affiliates. We have posted the policy on the website maintained for us at *www.behringerharvard.com*. If, in the future, we amend, modify or waive a provision in the Code of Business Conduct Policy, we may, rather than filing a Current Report on Form 8-K, satisfy the disclosure requirement by promptly posting such information on the website maintained for us as necessary.

Audit Committee Financial Expert

The Audit Committee consists of independent directors Terry L. Gage, the chairman, Barbara C. Bufkin and Steven J. Kaplan. Our board of directors has determined that Mr. Gage is an "audit committee financial expert," as defined by the rules of the SEC. The biography of Mr. Gage, including his relevant qualifications, is previously described in this Item 10. Our shares are not listed for trading on any national securities exchange and therefore our audit committee members are not subject to the independence requirements of the New York Stock Exchange ("NYSE") or any other national securities exchange. However, each member of our audit committee is "independent" as defined by the NYSE.

Item 11. Executive Compensation.

Compensation Discussion and Analysis

We do not directly compensate our named executive officers, nor do we reimburse our Advisor for compensation paid to our named executive officers, for services rendered to us. Our executive officers also are officers of Behringer Opportunity Advisors I, our Advisor, and its affiliates, and are compensated by an affiliate of Behringer Harvard Holdings for their services to us, as well as for their services to other Behringer Harvard entities. Pursuant to the second amended and restated advisory management agreement, we pay certain management fees to our Advisor and its affiliates to compensate the Advisor for the services it provides in our day-to-day management. In addition, we reimburse certain expenses of the Advisor and its affiliates, including reimbursement for the costs of salaries and benefits of certain of their employees. Reimbursement for the costs of salaries and benefits of our Advisor's employees relate to compensation paid to our Advisor's employees that provide services to us such as accounting, administrative or legal, for which our Advisor or its affiliates are not entitled to compensation in the form of a separate fee. A description of the fees that we pay to our Advisor and other affiliates is found in Item 13 below. We, therefore, do not have, nor has our board of directors or compensation committee considered a compensation policy or program for our executive officers, and thus we have not included a Compensation Discussion and Analysis in this Annual Report on Form 10-K.

If we determine to compensate our named executive officers in the future, the Compensation Committee will review all forms of compensation and approve all stock option grants, warrants, stock appreciation rights and other current or deferred compensation payable with respect to the current or future value of our shares.

Directors' Compensation

We pay each of our directors who is not an employee of the Company, the Advisor, or their affiliates an annual retainer of $30,000. In addition, we pay the chairperson of the Audit Committee an annual retainer of $10,000 and the chairpersons of our Nominating and Compensation Committees annual retainers of $5,000 each. These retainers are payable quarterly in arrears. In addition, we pay each non-employee director (a) $1,500 for each board of directors or committee meeting attended in person or by telephone if the director is at least 300 miles from the site of the meeting, (b) $750 for all other board of directors or committee meetings attended by telephone, and (c) $750 for each written consent considered by the director. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors.

Under our 2004 Amended and Restated Incentive Award Plan (the "Incentive Award Plan"), each non-employee director is automatically granted an option to purchase 5,000 shares of common stock on the date he or she first becomes a director and upon each person's reelection as a director. The board of directors determines the fair market value of our shares under the Incentive Award Plan. Options granted prior to 2008 have an exercise price of $9.10 per share, options granted in 2008 have an exercise price of $9.50 per share, options granted in 2009 have an exercise price of $8.17, and options granted in 2010 have an exercise price of $8.03, and options granted in 2011 have an exercise price of $7.66 per share. Options granted to non-employee directors prior to 2008 pursuant to the Incentive Award Plan became exercisable for a period of one year as to 25% of the original option grant during each of 2010 and 2011 and at the end of such year any unexercised options expired. The remaining 50% of the original option grant will become exerciseable during 2012. Options granted to non-employee directors in 2008 and after pursuant to the Incentive Award Plan became fully exercisable on the first anniversary of the date of grant.

Director Compensation Table

The following table sets forth certain information with respect to our director compensation during the fiscal year ended December 31, 2011:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Robert M. Behringer	—	—	—
Robert S. Aisner	—	—	—
Barbara C. Bufkin	$64,250(2)	$4,328	$68,578
Terry L. Gage	$70,750(3)	$4,328	$75,078
Steven J. Kaplan	$66,500(4)	$4,328	$70,828

(1) The value of stock option awards represents the amount of compensation cost under Accounting Standards Codification ("ASC") Topic 718.

(2) Includes payment of $17,000 in 2011 for services rendered in 2010.

(3) Includes payment of $18,250 in 2011 for services rendered in 2010.

(3) Includes payment of $17,750 in 2011 for services rendered in 2010.

Incentive Award Plan

The Incentive Award Plan was approved by our board of directors on July 19, 2005 and by our stockholders on July 25, 2005. The Incentive Award Plan is administered by our board of directors and provides for equity awards to our employees, directors and consultants and those of our affiliates. A total of 11,000,000 shares have been authorized and reserved for issuance under our Incentive Award Plan. An option to acquire 1,250 shares was awarded to Mr. Kaplan on February 17, 2006 when he was elected to our board of directors. In addition, on that date, an option to acquire 5,000 shares of our common stock was awarded to each of Ms. Bufkin and Robert J. Chapman, members of our board of directors. Options to acquire an additional 5,000 shares of our common stock were awarded to each of Ms. Bufkin, Robert J. Chapman and Mr. Kaplan on both June 29, 2006 and June 21, 2007 in connection with their reelection to our board of directors; however, upon his resignation from the board of directors in August 2007, Mr. Chapman forfeited the option to purchase 5,000 shares of our common stock that was awarded to him on June 21, 2007. An option to acquire 3,333 shares of our common stock was awarded to Mr. Gage on September 24, 2007 when he was elected to our board of directors. Options to acquire an additional 5,000 shares of our common stock were awarded to each of Ms. Bufkin, Mr. Gage and Mr. Kaplan on July 24, 2008, June 22, 2009, October 18, 2010 and October 17, 2011 in connection with their reelection to our board of directors. As of December 31, 2011, these are the only options to acquire shares of our common stock that have been awarded pursuant to the Incentive Award Plan.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee served as an officer or employee of the Company or any of our subsidiaries during the fiscal year ended December 31, 2011 or formerly served as an officer of the Company or any of our subsidiaries. In addition, during the fiscal year ended December 31, 2011, none of our executive officers served as a director or member of a compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers or directors serving as a member of our board of directors or Compensation Committee.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

The following table gives information regarding our equity compensation plans as of December 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1)(2)
Equity compensation plans approved by security holders . .	79,792	$8.53	10,920,209*
Equity compensation plans not approved by security holders . .	—	—	—
Total	79,792	$8.53	10,920,209*

* All shares authorized for issuance pursuant to awards not yet granted under the Incentive Award Plan.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of February 29, 2012 regarding the beneficial ownership of our common stock by each person known by us to own 5% or more of the outstanding shares of common stock, each of our directors, each of our executive officers, and our directors and executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
Robert M. Behringer(2)	21,739	*
Robert S. Aisner(3)	—	—
Michael J. O'Hanlon(4)	—	—
Andrew J. Bruce(5)	—	—
Kymberlyn K. Janney(6).	—	—
Barbara C. Bufkin(7)	22,500	—
Steven J. Kaplan(8)	20,625	—
Terry L. Gage(9)	16,667	—
All directors and executive officers as a group (ten persons)(10)	81,531	*

* Represents less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group that may be exercised within 60 days following February 29, 2012. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Includes 21,739 shares of common stock owned by Behringer Harvard Holdings. It does not include 1,000 shares of convertible stock owned by Behringer Harvard Holdings. As of March 1, 2011, Mr. Behringer controlled the disposition of approximately 40% of the outstanding limited liability company interests and the voting of 85% of the outstanding limited liability company interests of Behringer Harvard Holdings.

(3) Does not include 21,739 shares of common stock and 1,000 shares of convertible stock owned by

Behringer Harvard Holdings. Mr. Aisner controls the disposition of 4% of the limited liability company interests in Behringer Harvard Holdings. Mr. Behringer has the right to vote Mr. Aisner's interest in Behringer Harvard Holdings.

(4) Michael J. O'Hanlon was elected our Chief Executive Officer and President in January 2012.

(5) Andrew J. Bruce was elected our Chief Financial Officer in January 2012.

(6) Effective November 30, 2011, Kymberlyn K. Janney resigned as the Chief Financial Officer, Chief Accounting Officer and Treasurer.

(7) Includes up to 22,500 shares issuable pursuant to vested stock options.

(8) Includes up to 20,625 shares issuable pursuant to vested stock options.

(9) Includes up to 16,667 shares issuable pursuant to vested stock options.

(10) Does not include 1,000 shares of convertible stock owned by Behringer Harvard Holdings. The actual number of shares of common stock issuable upon conversion of the convertible stock is indeterminable at this time.

Item 13. Certain Relationships and Related Transactions and Director Independence.

Policies and Procedures for Transactions with Related Persons

We do not currently have written formal policies and procedures for the review, approval or ratification of transactions with related persons, as defined by Item 404 of Regulation S-K of the Exchange Act. Under that definition, transactions with related persons are transactions in which we were or are a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest. Related parties include any executive officers, directors, director nominees, beneficial owners of more than 5% of our voting securities, immediate family members of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed and in which such person has 10% or greater beneficial ownership interest.

However, in order to reduce or eliminate certain potential conflicts of interest, our charter contains a number of restrictions relating to (1) transactions we enter into with our Advisor and its affiliates, (2) certain future offerings, and (3) allocation of investment opportunities among affiliated entities. As a general rule, any related party transactions must be approved by a majority of the directors (including a majority of independent directors) not otherwise interested in the transaction. In determining whether to approve or authorize a particular related party transaction, these persons will consider whether the transaction between us and the related party is fair and reasonable to us and has terms and conditions no less favorable to us than those available from unaffiliated third parties.

Transactions with Related Persons

Since the Company's inception, the Advisor or its predecessors have been responsible for managing our day-to-day affairs and for, among other things, identifying and making acquisitions and other investments on our behalf. The Company's relationship with the Advisor, including the fees paid by us to the Advisor or the reimbursement of expenses by us for amounts paid, or incurred by the Advisor, on our behalf is governed by an advisory management agreement that has been in place since September 20, 2005 and amended at various times thereafter.

In early 2011, the Advisor and the Company, through members of its audit committee, considered and discussed the application of certain fee and expense reimbursement provisions contained in the advisory management agreement. To clarify the calculation of these fees and expense reimbursements and to, among other things, revise the calculation of the debt financing fee that may be paid to the Advisor, we entered into the Second Amended and Restated Advisory Management Agreement (the "Amended Agreement") with our Advisor on May 13, 2011. The Amended Agreement is effective as of December 31, 2010. On December 20, 2011, we entered into the First Amendment to the Amended Agreement (the "First Amendment") which is effective as of January 1, 2012. Under the First Amendment, the annual asset management fee payable by us to the Advisor was reduced from 0.75% to 0.60% of the aggregate asset value of acquired real estate and real estate related assets. Also on December 20, 2011, we renewed the Amended Agreement, as amended by the First Amendment, through December 31, 2012. Other than as described above, the terms of the Amended Agreement remain unchanged.

During the year ended December 31, 2011, Behringer Harvard Opportunity Advisors I earned an annual asset management fee of 0.75% of the aggregate asset value of acquired real estate and real estate related assets. The fee is payable monthly in arrears in an amount equal to one-twelfth of 0.75% of the aggregate asset value as of the last day of the month. For the year ended December 31, 2011, we expensed $5.4 million of asset management fees, all of which were calculated before the First Amendment became effective.

Behringer Harvard Opportunity Advisors I, or its affiliates, receives acquisition and advisory fees of 2.5% of the contract purchase price of each asset for the acquisition, development or construction of real property or 2.5% of the funds advanced in respect of a loan. Under the Amended Agreement, our obligation to reimburse the Advisor for acquisition expenses is no longer limited to 0.5% of the contract purchase price of each asset, or with respect to a loan, up to 0.5% of the funds advanced (including expenses paid or incurred prior to amendment of the advisory management agreement). For the year ended December 31, 2011, we expensed $0.4 million in acquisition and advisory fees.

Under the Amended Agreement, the debt financing fee paid to the Advisor for a Loan (as defined in the Amended Agreement) will be 1% of the loan commitment amount. Amounts due to the Advisor for a Revised Loan (as defined in the Amended Agreement) will be 40 basis points of the loan commitment amount for the first year of any extension (provided the extension is for at least 120 days), an additional 30 basis points for the second year of an extension, and another 30 basis points for the third year of an extension in each case, prorated for any extension period less than a full year. The maximum debt financing fee for any extension of three or more years is 1% of the loan commitment amount. Under the previous agreement, the Advisor was entitled to a fee of 1% of the loan commitment amount regardless of the length of the extension. For the year ended December 31, 2011, we incurred $0.9 million in debt financing fees.

We reimburse Behringer Harvard Opportunity Advisors I or its affiliates for all expenses paid or incurred by them in connection with the services they provide to us, including direct expenses and the costs of salaries and benefits of persons employed by those entities and performing services for us, subject to the limitation that we will not reimburse for any amount by which our Advisor's operating expenses (including the asset management fee) at the end of the four fiscal quarters immediately preceding the date reimbursement is sought exceeds the greater of: (1) 2% of our average invested assets or (2) 25% of our net income for that four quarter period other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and any gain from the sale of our assets for that period. Notwithstanding the preceding sentence, we may reimburse the Advisor for expenses in excess of this limitation if a majority of our independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. The salaries and benefits that we reimburse to our Advisor exclude the salaries and benefits that our Advisor or its affiliates may pay to our named executive officers. For the year ended December 31, 2011, we expensed costs for administrative services totaling $2 million.

We pay HPT Management Services LLC, Behringer Harvard Real Estate Services, LLC, or Behringer Harvard Opportunity Management Services, LLC (collectively, "BH Property Management"), affiliates of our Advisor and our property managers, fees for management, leasing, and construction supervision of our properties, which may be subcontracted to unaffiliated third parties. Such fees are equal to 4.5% of gross revenues plus leasing commissions based upon the customary leasing commission applicable to the same geographic location of the respective property. In the event that we contract directly with a non-affiliated third-party property manager in respect of a property, we will pay BH Property Management an oversight fee equal to 0.5% of gross revenues of the property managed. In no event will we pay both a property management fee and an oversight fee to BH Property Management with respect to any particular property. In the year ended December 31, 2011, we expensed property management fees or oversight fees of $0.9 million.

On March 29, 2011, the Company obtained a $2.5 million loan from our Advisor to further bridge the Company's short-term liquidity needs. The $2.5 million loan bears interest at a rate of 5% and has a maturity date of the earliest of (i) March 29, 2013, (ii) the termination without cause of the advisory management agreement, or (iii) the termination without cause of the property management agreement. The balance on the loan at December 31, 2011 was $1.5 million. The loan did not exist as of December 31, 2010.

At December 31, 2011, we had a payable to our Advisor and its affiliates of $5.8 million. This balance consists of accrued and deferred fees during 2011, including asset management fees, administrative service expenses, debt financing fees, acquisition fees, property management fees, a loan of $1.5 million and other miscellaneous costs payable to Behringer Harvard Opportunity Advisors I and BH Property Management.

We are dependent on Behringer Harvard Opportunity Advisors I and BH Property Management for certain services that are essential to us, including asset acquisition and disposition decisions, property management and leasing services, and other general administrative responsibilities. In the event that these companies are unable to provide us with the respective services, we would be required to obtain such services from other sources.

On September 26, 2011, we, through a wholly owned subsidiary of our operating partnership, entered into a lease agreement with Behringer Harvard REIT I, Inc., a real estate investment program sponsored by our sponsor Behringer Harvard Holdings LLC, to lease approximately 14,500 rentable square feet at Bent Tree Green to Behringer Harvard REIT I, Inc. The lease commenced on November 1, 2011 for a 66-month term (the first six months of which are free rent) with scheduled rent increases every 12 months. The Company's management and board of directors determined that the lease was fair and reasonable to the Company and on terms and conditions that are no less favorable to the Company than can be obtained from unaffiliated third parties for comparable transactions or services in the same location.

Independence

Although our shares are not listed for trading on any national securities exchange and therefore our board of directors is not subject to the independence requirements of the NYSE or any other national securities exchange, our board has evaluated whether our directors are "independent" as defined by the NYSE. The NYSE standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us).

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and Behringer Harvard Opportunity REIT I, our senior management and our independent registered public accounting firm, the board has determined that the majority of the members of our board, and each member of our audit committee, compensation committee and nominating committee, is "independent" as defined by the NYSE.

Item 14. Principal Accounting Fees and Services.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP has served as our independent registered public accounting firm since September 2, 2005. Our management believes that it is knowledgeable about our operations and accounting practices and well qualified to act as our independent registered public accounting firm.

Audit and Non-Audit Fees

The following table presents fees for professional services rendered by our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche") for the years ended December 31, 2011 and 2010 ($ in thousands):

	2011	2010
Audit Fees(1)	$592	$580
Audit-Related Fees(2)	—	—
Tax Fees(3)	10	9
All Other Fees	—	—
Total Fees	$602	$589

(1) Audit fees consisted of professional services performed in connection with the audit of our annual financial statements and review of financial statements included in our quarterly reports on Form 10-Q.

(2) Audit-related fees consisted of professional services performed in connection with the audit of historical financial statements for property acquisitions and Sarbanes-Oxley Act Section 404 advisory services.
(3) Tax fees consist principally of assistance with matters related to tax compliance, tax planning and tax advice.

The Audit Committee considers the provision of these services to be compatible with maintaining the independence of Deloitte & Touche LLP.

Audit Committee's Pre-Approval Policies and Procedures

The Audit Committee must approve any fee for services to be performed by our independent registered public accounting firm in advance of the service being performed. For proposed projects using the services of our independent registered public accounting firm that are expected to cost under $100,000, the Audit Committee will be provided information to review and must approve each project prior to commencement of any work. For proposed projects using the services of our independent registered public accounting firm that are expected to cost up to $100,000, the Audit Committee will be provided with a detailed explanation of what is being included, and asked to approve a maximum amount for specifically identified services in each of the following categories: (a) audit fees; (b) audit-related fees; (c) tax fees; and (d) all other fees for any services allowed to be performed by the independent registered public accounting firm. If additional amounts are needed, the Audit Committee must approve the increased amounts prior to the previously approved maximum being reached and before the work may continue. Approval by the Audit Committee may be made at its regularly scheduled meetings or as permitted by our Bylaws, including by telephonic or other electronic communications. We will report the status of the various types of approved services and fees, and cumulative amounts paid and owed, to the Audit Committee on a regular basis.

The Audit Committee approved all of the services provided by, and fees paid to, Deloitte & Touche during the years ended December 31, 2011 and 2010.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) *List of Documents Filed.*

1. *Financial Statements*

   The list of the financial statements filed as part of this Annual Report on Form 10-K is set forth on page F-2 herein.

2. *Financial Statement Schedules*

   Schedule II — Valuation and Qualifying Accounts and Reserves

   Schedule III — Real Estate and Accumulated Depreciation

   Schedule IV — Mortgage Loans on Real Estate

3. *Exhibits*

   The list of exhibits filed as part of this Annual Report on Form 10-K is submitted in the Exhibit Index following the financial statements in response to Item 601 of Regulation S-K.

(b) *Exhibits.*

The exhibits filed in response to Item 601 of Regulation S-K are listed in the Exhibit Index attached hereto.

(c) *Financial Statement Schedules.*

All financial statement schedules, except for Schedules II, III and IV (see (a) 2. above), have been omitted because the required information of such schedules is not present, is not present in amounts sufficient to require a schedule or is included in the financial statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Behringer Harvard Opportunity REIT I, Inc.

Dated: March 29, 2012

By: /s/ Michael J. O'Hanlon
Michael J. O'Hanlon
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 29, 2012	/s/ Robert M. Behringer Robert M. Behringer Chairman of the Board of Directors
March 29, 2012	/s/ Robert S. Aisner Robert S. Aisner Vice Chairman of the Board of Directors
March 29, 2012	/s/ Michael J. O'Hanlon Michael J.O'Hanlon Chief Executive Officer (Principal Executive Officer)
March 29, 2012	/s/ Andrew J. Bruce Andrew J. Bruce Chief Financial Officer (Principal Financial Officer)
March 29, 2012	/s/ Lisa Ross Lisa Ross Treasurer (Principal Accounting Officer)
March 29, 2012	/s/ Barbara C. Bufkin Barbara C. Bufkin Director
March 29, 2012	/s/ Terry L. Gage Terry L. Gage Director
March 29, 2012	/s/ Steven J. Kaplan Steven J. Kaplan Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Behringer Harvard Opportunity REIT I, Inc.
Addison, Texas

We have audited the accompanying consolidated balance sheets of Behringer Harvard Opportunity REIT I, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss, equity and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for the evaluation of consolidation of entities determined to be variable interest entities on January 1, 2010 due to the adoption of Accounting Standards Codification Topic 810.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 29, 2012

Behringer Harvard Opportunity REIT I, Inc.

Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2011	December 31, 2010
Assets		
Real estate		
Land and improvements, net	$ 77,687	$ 97,741
Buildings and improvements, net	261,336	337,103
Real estate under development	16,503	19,060
Total real estate	355,526	453,904
Condominium inventory	29,752	59,219
Cash and cash equivalents	13,503	9,833
Restricted cash	8,033	2,574
Accounts receivable, net	8,462	9,249
Prepaid expenses and other assets	3,344	3,921
Leasehold interests, net	19,208	15,781
Investments in unconsolidated joint ventures	34,887	59,099
Furniture, fixtures and equipment, net	5,536	7,757
Deferred financing fees, net	3,078	2,681
Notes receivable, net	31,508	48,011
Lease intangibles, net	11,348	16,430
Other intangibles, net	6,994	7,671
Receivables from related parties	—	1,494
Total assets	$ 531,179	$ 697,624
Liabilities and Equity		
Notes payable	$ 265,857	$ 347,825
Note payable to related parties	1,500	—
Accounts payable	999	1,786
Payables to related parties	4,339	861
Acquired below-market leases, net	7,134	9,638
Accrued and other liabilities	21,407	21,244
Total liabilities	301,236	381,354
Commitments and contingencies		
Equity		
Behringer Harvard Opportunity REIT I, Inc. Equity:		
Preferred stock, $.0001 par value per share; 50,000,000 shares authorized, none outstanding	—	—
Convertible stock, $.0001 par value per share; 1,000 shares authorized, 1,000 shares issued and outstanding	—	—
Common stock, $.0001 par value per share; 350,000,000 shares authorized, and 56,500,472 and 56,379,760 shares issued and outstanding at December 31, 2011, and December 31, 2010, respectively	6	6
Additional paid-in capital	502,743	502,102
Accumulated distributions and net loss	(275,509)	(185,491)
Accumulated other comprehensive loss	(4,890)	(3,956)
Total Behringer Harvard Opportunity REIT I, Inc. equity	222,350	312,661
Noncontrolling interest	7,593	3,609
Total equity	229,943	316,270
Total liabilities and equity	$ 531,179	$ 697,624

See Notes to Consolidated Financial Statements.

Behringer Harvard Opportunity REIT I, Inc.

Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended December 31, 2011, 2010, and 2009
(in thousands, except per share amounts)

	2011	2010	2009
Revenues			
Rental revenue	$ 39,132	$ 36,010	$ 45,004
Hotel revenue	4,496	4,483	3,776
Condominium sales	8,866	27,760	21,838
Interest income from notes receivable	—	6,434	—
Total revenues	52,494	74,687	70,618
Expenses			
Property operating expenses	16,194	16,013	19,688
Bad debt expense	507	638	10,095
Cost of condominium sales	9,047	28,239	21,738
Condominium inventory impairment	5,926	5,674	—
Interest expense	17,195	13,110	13,602
Real estate taxes	6,141	5,173	6,279
Impairment charge	12,681	7,551	15,522
Provision for loan losses	7,881	7,136	—
Property management fees	1,463	1,613	1,667
Asset management fees	5,033	5,327	5,775
General and administrative	5,701	6,702	5,703
Depreciation and amortization	19,456	19,186	21,007
Total expenses	107,225	116,362	121,076
Interest income	48	110	409
Gain on sale of investment	—	3,180	—
Other income, net	363	6,079	8,446
Loss on troubled debt restructuring	—	(5,036)	—
Loss from continuing operations before income taxes and equity in losses of unconsolidated joint ventures	(54,320)	(37,342)	(41,603)
Provision for income taxes	(170)	(217)	(145)
Equity in losses of unconsolidated joint ventures	(36,507)	(5,464)	(2,141)
Loss from continuing operations	(90,997)	(43,023)	(43,889)
Loss from discontinued operations	(4,463)	(23,660)	(4,071)
Gain on sale of real estate	1,334	3,901	—
Net loss	(94,126)	(62,782)	(47,960)
Add: Net loss attributable to the noncontrolling interest			
Noncontrolling interest in continuing operations	5,518	1,549	10,923
Net loss attributable to common shareholders	$ (88,608)	$ (61,233)	$ (37,037)
Weighted average shares outstanding:			
Basic and diluted	56,489	56,225	55,352
Loss per share attributable to common shareholders:			
Basic and diluted:			
Continuing operations	$ (1.49)	$ (0.67)	$ (0.60)
Discontinued operations	(0.08)	(0.42)	(0.07)
Basic and diluted loss per share	$ (1.57)	$ (1.09)	$ (0.67)
Amounts attributable to common shareholders:			
Continuing operations	$ (84,145)	$ (37,573)	$ (32,966)
Discontinued operations	(4,463)	(23,660)	(4,071)
	$ (88,608)	$ (61,233)	$ (37,037)
Comprehensive income (loss):			
Net loss	$ (94,126)	$ (62,782)	$ (47,960)
Other comprehensive loss:			
Foreign currency translation loss	(804)	(1,726)	(1,315)
Unrealized gain (loss) on interest rate derivatives	(149)	504	1,336
Reclassifications due to hedging activities	—	726	240
Total other comprehensive income (loss)	(953)	(496)	261
Comprehensive loss	(95,079)	(63,278)	(47,699)
Comprehensive loss attributable to noncontrolling interest	5,537	1,501	12,445
Comprehensive loss attributable to common shareholders	$ (89,542)	$ (61,777)	$ (35,254)

See Notes to Consolidated Financial Statements.

Behringer Harvard Opportunity REIT I, Inc.

Consolidated Statements of Equity
(in thousands, except share amounts)

	Convertible Stock		Common Stock						
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-In Capital	Accumulated Distribution and Net Loss	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance at January 1, 2009	1,000	—	54,836,985	$ 5	$489,139	$ (66,085)	$(5,194)	$ 5,502	$423,367
Redemption of common stock	—	—	(153,755)	—	(1,387)	—	—	—	(1,387)
Distributions declared on common stock	—	—	—	—	—	(12,374)	—	—	(12,374)
Contributions from non-controlling interest	—	—	—	—	—	—	—	2,871	2,871
Distributions to non-controlling interest	—	—	—	—	—	—	—	(254)	(254)
Shares issued pursuant to Distribution Reinvestment Plan, net	—	—	1,141,848	1	9,896	—	—	—	9,897
Comprehensive loss:									
Net loss	—	—	—	—	—	(37,037)	—	(10,923)	(47,960)
Other comprehensive income:									
Foreign currency translation loss	—	—	—	—	—	—	324	(1,639)	(1,315)
Unrealized gain on interest rate derivatives	—	—	—	—	—	—	1,218	118	1,336
Reclassifications due to hedging activities	—	—	—	—	—	—	240	—	240
Total comprehensive loss		—						(12,445)	(47,699)
Balance at December 31, 2009	1,000	—	55,825,078	6	497,648	(115,496)	(3,412)	(4,325)	374,421
Cumulative effect of adoption of accounting standard	—	—	—	—	—	(360)	—	9,412	9,052
Redemption of common stock	—	—	(152,108)	—	(1,222)	—	—	—	(1,222)
Distributions declared on common stock	—	—	—	—	—	(8,402)	—	(67)	(8,469)
Contributions from noncontrolling interest	—	—	—	—	—	—	—	90	90
Shares issued pursuant to Distribution Reinvestment Plan, net	—	—	706,790	—	5,676	—	—	—	5,676
Comprehensive loss:									
Net loss	—	—	—	—	—	(61,233)	—	(1,549)	(62,782)
Other comprehensive income:									
Foreign currency translation gain (loss)	—	—	—	—	—	—	(1,774)	48	(1,726)
Unrealized gains (losses) on interest rate derivatives	—	—	—	—	—	—	464	40	504
Reclassifications due to hedging activities	—	—	—	—	—	—	766	(40)	726
Total comprehensive loss	—	—	—	—	—	—	—	(1,501)	(63,278)
Balance at December 31, 2010	1,000	—	56,379,760	6	502,102	(185,491)	(3,956)	3,609	316,270
Distributions declared on common stock	—	—	—	—	—	(1,410)	—	—	(1,410)
Contributions from noncontrolling interest	—	—	—	—	—	—	—	10,003	10,003
Distributions to non-controlling interest	—	—	—	—	—	—	—	(766)	(766)
Transfer of non-controlling interest	—	—	—	—	(284)	—	—	284	—
Shares issued pursuant to Distribution Reinvestment Plan, net	—	—	120,712	—	925	—	—	—	925
Comprehensive loss:									
Net loss	—	—	—	—	—	(88,608)	—	(5,518)	(94,126)
Other comprehensive income:									
Foreign currency translation gain (loss)	—	—	—	—	—	—	(785)	(19)	(804)
Unrealized gains (losses) on interest rate derivatives	—	—	—	—	—	—	(149)	—	(149)
Total comprehensive loss	—	—	—	—	—	—	—	(5,537)	(95,079)
Balance at December 31, 2011	1,000	$—	56,500,472	$ 6	$502,743	$(275,509)	$(4,890)	$ 7,593	$229,943

See Notes to Consolidated Financial Statements.

Behringer Harvard Opportunity REIT I, Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31, 2011	2010	2009
Cash flows from operating activities:			
Net loss	$ (94,126)	$(62,782)	$(47,960)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	20,177	22,006	25,677
Amortization of deferred financing fees	2,943	2,816	3,093
Loss (Gain) on troubled debt restructuring	(452)	5,036	—
Loss on debt extinguishment	—	2,253	—
Gain on sale of real estate	(2,183)	(3,935)	—
Gain on sale of interest in joint venture	—	(3,177)	—
Impairment charge	23,774	31,478	15,522
Provision for loan losses	7,881	7,136	—
Bad debt expense	520	638	10,230
Equity in losses of unconsolidated joint ventures	36,507	5,464	2,141
Unrealized gain on derivatives	—	(2,370)	(909)
Change in operating assets and liabilities:			
Accounts receivable	(1,456)	(2,353)	(3,369)
Condominium inventory	23,541	21,479	3,327
Prepaid expenses and other assets	602	(1,901)	1,448
Accounts payable	(166)	636	(771)
Accrued and other liabilities	(1,109)	(1,439)	2,479
Payables to related parties	2,998	(1,510)	2,012
Lease intangibles	(1,963)	(2,011)	(1,499)
Cash provided by operating activities	17,488	17,464	11,421
Cash flows from investing activities:			
Proceeds from sale of real estate	81,153	2,770	—
Proceeds from sale of unconsolidated joint venture	—	8,842	—
Investment in unconsolidated joint ventures	(31)	(3,249)	(3,377)
Capital expenditures for real estate under development	(3,337)	(10,160)	(10,311)
Capital expenditures for real estate under development of consolidated borrowers	—	—	(583)
Additions of property and equipment	(6,518)	(5,083)	(8,489)
Change in restricted cash	(6,004)	2,355	(4,451)
Cash assumed from conversion of mezzanine loan to equity	—	407	—
Investment in notes receivable	(5,141)	(4,449)	(6,015)
Proceeds from payments on note receivables	1,116	600	—
Distributions from unconsolidated joint venture	7,701	395	—
Cash provided by (used in) investing activities	68,939	(7,572)	(33,226)
Cash flows from financing activities:			
Financing costs	(2,869)	(1,325)	(764)
Proceeds from notes payable	72,789	11,887	25,966
Proceeds from mortgages of consolidated borrowers	—	—	1,700
Deposits received under sales contracts	—	6,025	—
Payments on notes payable	(121,788)	(30,097)	(30,325)
Net borrowings (repayments) on senior secured revolving credit facility	(32,620)	7,482	14,600
Borrowings on note payable related party	1,500	—	—
Purchase of interest rate derivatives	—	68	—
Redemptions of common stock	—	(1,221)	(1,387)
Distributions	(485)	(2,726)	(3,874)
Contributions from noncontrolling interest holders	1,397	90	2,871
Distributions to noncontrolling interest holders	(766)	(67)	(254)
Cash used in financing activities	(82,842)	(9,884)	8,533
Effect of exchange rate changes on cash and cash equivalents	85	1,325	(2,477)
Net change in cash and cash equivalents	3,670	1,333	(15,749)
Cash and cash equivalents at beginning of the year	9,833	9,511	25,260
Decrease in cash from deconsolidation due to adoption of accounting standard	—	(1,011)	—
Cash and cash equivalents at end of the year	$ 13,503	$ 9,833	$ 9,511

See Notes to Consolidated Financial Statements.

1. Business and Organization

Organization

Behringer Harvard Opportunity REIT I, Inc. (which may be referred to as the "Company," "we," "us," or "our") was incorporated in November 2004 as a Maryland corporation and has elected to be taxed, and currently qualifies, as a real estate investment trust ("REIT") for federal income tax purposes.

We operate commercial real estate or real estate-related assets located in and outside the United States on an opportunistic basis. In particular, we have focused on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment, or repositioning, or those located in markets and submarkets with higher volatility, lower barriers to entry, and high growth potential. We have acquired a wide variety of properties, including office, retail, hospitality, recreation and leisure, multifamily, and other properties. We have purchased existing and newly constructed properties and properties under development or construction, including multifamily properties. We completed our first property acquisition in March 2006, and, as of December 31, 2011, we wholly owned eight properties, consolidated four properties through investments in joint ventures and a consolidating interest in a note receivable joint venture. In addition, we are the mezzanine lender for one multifamily property. We also have noncontrolling, unconsolidated ownership interests in two properties and one investment in a joint venture consisting of 22 properties that are accounted for using the equity method.

Our financial statements are presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business as the Company proceeds through its disposition phase. The Company has experienced significant losses and may generate negative cash flows as mortgage note obligations and expenses exceed revenues. If we are unable to sell a property when we determine to do so as contemplated in our business plan, it could have a significant adverse effect on our cash flows that are necessary to meet our mortgage obligations and to satisfy our other liabilities in the normal course of business.

We have $155.8 million of debt maturing in 2012. We are currently working with the lenders to refinance or extend $86.4 million of the debt. We may also pay down some of the debt from 2012 sales. We expect to exercise an option to extend $6.5 million of the maturing debt. The remaining maturing debt is related to properties we expect to sell prior to the maturity dates. See Note 9 — notes payable for further discussion.

The Company's ability to continue as a going concern is, therefore, dependent upon its ability to sell real estate investments, to pay down debt as it matures if extensions or new financings are unavailable, and to fund certain ongoing costs of the Company including its development and operating properties.

Substantially all of our business is conducted through Behringer Harvard Opportunity OP I, LP, a Texas limited partnership organized in November 2004 ("Behringer Harvard OP I"), or subsidiaries thereof. Our wholly owned subsidiary, BHO, Inc., a Delaware corporation, owns less than a 0.1% interest in Behringer Harvard OP I as its sole general partner. The remaining interest of Behringer Harvard OP I is held as a limited partnership interest by our wholly owned subsidiary, BHO Business Trust, a Maryland business trust.

We are externally managed and advised by Behringer Harvard Opportunity Advisors I, LLC ("Behringer Opportunity Advisors I" or the "Advisor"), a Texas limited liability company formed in June 2007. Behringer Harvard Opportunity Advisors I is responsible for managing our day-to-day affairs and for identifying and making acquisitions, dispositions and investments on our behalf.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include such items as purchase price allocation for real estate acquisitions, impairment of long-lived assets, depreciation and amortization, allowance for doubtful accounts, and allowance for loan losses. Actual results could differ from those estimates.

Principles of Consolidation and Basis of Presentation

Our consolidated financial statements include our accounts and the accounts of other subsidiaries over which we have control. All inter-company transactions, balances, and profits have been eliminated in consolidation. Interests in entities acquired will be evaluated based on applicable GAAP, which includes the requirement to consolidate entities deemed to be variable interest entities ("VIE") in which we are the primary beneficiary. If the interest in the entity is determined not to be a VIE, then the entity will be evaluated for consolidation based on legal form, economic substance, and the extent to which we have control and/or substantive participating rights under the respective ownership agreement. In the Notes to Consolidated Financial Statements, except for per share amounts, all dollar and share amounts in tabulation are in thousands of dollars and shares, respectively, unless otherwise noted.

There are judgments and estimates involved in determining if an entity in which we have made an investment is a VIE and, if so, whether we are the primary beneficiary. The entity is evaluated to determine if it is a VIE by, among other things, calculating the percentage of equity being risked compared to the total equity of the entity. Determining expected future losses involves assumptions of various possibilities of the results of future operations of the entity, assigning a probability to each possibility and using a discount rate to determine the net present value of those future losses. A change in the judgments, assumptions, and estimates outlined above could result in consolidating an entity that should not be consolidated or accounting for an investment using the equity method that should in fact be consolidated, the effects of which could be material to our financial statements.

We have evaluated subsequent events for recognition or disclosure in our consolidated financial statements.

Real Estate

Upon the acquisition of real estate properties, we recognize the assets acquired, the liabilities assumed, and any noncontrolling interest as of the acquisition date, measured at their fair values. The acquisition date is the date on which we obtain control of the real estate property. These assets acquired and liabilities assumed may consist of buildings, any assumed debt, identified intangible assets and asset retirement obligations. Identified intangible assets generally consist of the above-market and below-market leases, in-place leases, in-place tenant improvements and tenant relationships. Goodwill is recognized as of the acquisition date and measured as the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree over the fair value of identifiable net assets acquired. Likewise, a bargain purchase gain is recognized in current earnings when the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree is less than the fair value of the identifiable net assets acquired. Acquisition-related costs are expensed in the period incurred.

We determine the fair value of assumed debt by calculating the net present value of the scheduled mortgage payments using interest rates for debt with similar terms and remaining maturities that management believes we could obtain. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan.

2. Summary of Significant Accounting Policies – (continued)

The fair value of any tangible assets acquired, consisting of land, land improvements, buildings, building improvements, tenant improvements, and furniture, fixtures and equipment, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to the tangible assets. Land values are derived from appraisals and building values are calculated as replacement cost less depreciation or management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. Furniture, fixtures, and equipment values are determined based on current reproduction or replacement cost less depreciation and other estimated allowances based on physical, functional, or economic factors. The values of the buildings are depreciated over their respective estimated useful lives ranging from 25 years for commercial office property to 39 years for hotel/mixed-use property using the straight-line method. Building improvements are depreciated over their estimated useful lives ranging from 7 to 25 years. Tenant improvements are depreciated over the term of the respective leases. Land improvements are depreciated over the estimated useful life of 15 years, and furniture, fixtures, and equipment are depreciated over estimated useful lives ranging from five to seven years using the straight-line method. Our leasehold interest is depreciated over its remaining contractual life, or approximately 99 years.

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to (a) the remaining non-cancelable lease term for above-market leases, or (b) the remaining non-cancelable lease term plus any below-market fixed rate renewal options that, based on a qualitative assessment of several factors, including the financial condition of the lessee, the business conditions in the industry in which the lessee operates, the economic conditions in the area in which the property is located, and the ability of the lessee to sublease the property during the renewal term, are reasonably assured to be exercised by the lessee for below-market leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the determined lease term.

The total value of identified real estate intangible assets for acquired properties is further allocated to in-place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases include an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions. In estimating fair value of in-place leases, we consider items such as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period and carrying costs that would have otherwise been incurred had the leases not been in place, including tenant improvements and commissions. The estimates of the fair value of tenant relationships also include costs to execute similar leases, including leasing commissions, legal costs, and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

We amortize the value of in-place leases acquired in the future to expense over the term of the respective leases. The value of tenant relationship intangibles is amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and tenant relationship intangibles would be charged to expense. As of December 31, 2011, the estimated remaining useful lives for acquired lease intangibles range from less than one year to approximately ten years.

2. Summary of Significant Accounting Policies – (continued)

Other intangible assets include the value of identified hotel trade names and in-place property tax abatements. These fair values are based on management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the trade names is amortized over its respective estimated useful life of 20 years using the straight-line method and the value of the in-place property tax abatement is amortized over its estimated term of ten years using the straight-line method.

Anticipated amortization expense associated with the acquired lease intangibles and acquired other intangible assets for each of the following five years as of December 31, 2011 is as follows:

	Lease / Other Intangibles
2012	$940
2013	862
2014	577
2015	555
2016	544

Accumulated depreciation and amortization related to our consolidated investments in real estate assets and intangibles were as follows:

December 31, 2011	Buildings and Improvements	Land and Improvements	Lease Intangibles	Acquired Below-Market Leases	Leasehold Interest	Other Intangibles
Cost	$306,724	$78,553	$ 25,027	$(17,991)	20,382	10,439
Less: depreciation and amortization	(45,388)	(866)	(13,679)	10,857	(1,174)	(3,445)
Net	$261,336	$77,687	$ 11,348	$ (7,134)	$19,208	$ 6,994

December 31, 2010	Buildings and Improvements	Land and Improvements	Lease Intangibles	Acquired Below-Market Leases	Leasehold Interest	Other Intangibles
Cost	$380,991	$98,267	$ 32,750	$(20,500)	$16,500	$10,439
Less: depreciation and amortization	(43,888)	(526)	(16,320)	10,862	(719)	(2,768)
Net	$337,103	$97,741	$ 16,430	$ (9,638)	$15,781	$ 7,671

Condominium Inventory

Condominium inventory is stated at the lower of cost or fair market value, and consists of land acquisition costs, land development costs, and construction costs and interest and real estate taxes, which are capitalized during the period beginning with the commencement of development and ending with the completion of construction. At December 31, 2011, condominium inventory consisted of $16.9 million of finished units and $12.9 million of work in progress. As of December 31, 2010, condominium inventory consisted of $27.6 million of finished units and $31.6 million of work in progress. In February 2011, we received $14.7 million related to the monetization of State of Missouri historic tax credits on the redevelopment of the Chase Park Plaza Hotel located in St. Louis, Missouri, which was recorded as a reduction of our condominium inventory. The proceeds from these historic tax credits were used to pay down the outstanding balance of the Chase Park Plaza Hotel loan.

For condominium inventory, at each reporting date, management compares the estimated fair value less costs to sell to the carrying value. An adjustment is recorded to the extent that the fair value less costs to sell is less than the carrying value. We determine the estimated fair value of condominiums based on comparable

2. Summary of Significant Accounting Policies – (continued)

sales in the normal course of business under existing and anticipated market conditions. This evaluation takes into consideration estimated future selling prices, costs incurred to date, estimated additional future costs, and management's plans for the property.

The nationwide downturn in the housing and related condominium market that began during 2007 and continues through the fourth quarter of 2011, resulting in lower than expected sales volume and reduced selling prices through the second quarter of 2011. As a result of our evaluations, we recognized a non-cash charge of $1.9 million during the year ended December 31, 2011 to reduce the carrying value of condominiums at Chase — The Private Residences and a non-cash charge of $4 million during the year ended December 31, 2011 to reduce the carrying value of the condominium development at Cordillera. Both of these non-cash charges are classified as condominium inventory impairment charges in the accompanying consolidated statement of operations. We recognized a non-cash charge of $5.7 million during the year ended December 31, 2010 to reduce the carrying value of the condominiums at Chase — The Private Residences. In the event that market conditions continue to decline in the future or the current difficult market conditions extend beyond our expectations, additional adjustments may be necessary.

Cash and Cash Equivalents

We consider investments in highly-liquid money market funds or investments with original maturities of three months or less to be cash equivalents.

Restricted Cash

As required by our lenders, restricted cash is held in escrow accounts for real estate taxes and other reserves for our consolidated properties.

Accounts Receivable

Accounts receivable primarily consist of straight-line rental revenue receivables of $6.6 million and $6.7 million as of December 31, 2011 and 2010, respectively, and receivables from our hotel operators and tenants related to our other consolidated properties of $2.3 million and $3 million as of the years ended December 31, 2011 and 2010, respectively. The allowance for doubtful accounts was $0.4 million as of December 31, 2011 and 2010.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include prepaid directors' and officers' insurance, prepaid advertising, the fair value of certain derivative instruments, as well as inventory, prepaid insurance, and real estate taxes of our consolidated properties. Inventory consists of food, beverages, linens, glassware, china, and silverware and is carried at the lower of cost or market value.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives of five to seven years. Maintenance and repairs are charged to operations as incurred while renewals or improvements to such assets are capitalized. Accumulated depreciation associated with our furniture, fixtures, and equipment was $10.2 million and $7.9 million as of December 31, 2011 and December 31, 2010, respectively.

2. Summary of Significant Accounting Policies – (continued)

Investment Impairment

For all of our real estate and real estate related investments, we monitor events and changes in circumstances indicating that the carrying amounts of the real estate assets may not be recoverable. Examples of the types of events and circumstances that would cause management to assess our assets for potential impairment include, but are not limited to: a significant decrease in the market price of an asset; a significant adverse change in the manner in which the asset is being used; an accumulation of costs in excess of the acquisition basis plus construction of the property; major vacancies and the resulting loss of revenues; natural disasters; a change in the projected holding period; legitimate purchase offers and changes in the global and local markets or economic conditions. Our assets may at times be concentrated in limited geographic locations and, to the extent that our portfolio is concentrated in limited geographic locations, downturns specifically related to such regions may result in tenants defaulting on their lease obligations at a portion of our properties within a short time period, which may result in asset impairments. When such events or changes in circumstances are present, we assess potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset and from its eventual disposition to the carrying amount of the asset. In the event that the carrying amount exceeds the estimated future undiscounted operating cash flows, we recognize an impairment loss to adjust the carrying amount of the asset to estimated fair value. We consider projected future undiscounted cash flows, trends, strategic decisions regarding future development plans, and other factors in our assessment of whether impairment conditions exist. While we believe our estimates of future cash flows are reasonable, different assumptions regarding factors such as market rents, economic conditions, and occupancy rates could significantly affect these estimates.

We also evaluate our investments in notes receivable as of each reporting date. If we believe that it is probable we will not collect all principal and interest in accordance with the terms of the notes, we consider the loan impaired. When evaluating loans for potential impairment, we compare the carrying amount of the loans to the present value of future cash flows discounted at the loan's effective interest rate, or, if a loan is collateral dependent, to the estimated fair value of the related collateral net of any senior loans. For impaired loans, a provision is made for loan losses to adjust the reserve for loan losses. The reserve for loan losses is a valuation allowance that reflects our current estimate of loan losses as of the balance sheet date. The reserve is adjusted through the provision for loan losses account on our condensed consolidated statement of operations.

In evaluating our investments for impairment, management may use appraisals and make estimates and assumptions, including, but not limited to, the projected date of disposition of the properties, the estimated future cash flows of the properties during our ownership, planned development and the projected sales price of each of the properties. A future change in these estimates and assumptions could result in understating or overstating the book value of our investments, which could be material to our financial statements.

We also evaluate our investments in unconsolidated joint ventures at each reporting date. If we believe there is an other than temporary decline in market value, we will record an impairment charge based on these evaluations. We assess potential impairment by comparing our portion of estimated future undiscounted operating cash flows expected to be generated by the joint venture over the life of the joint venture's assets to the carrying amount of the joint venture. In the event that the carrying amount exceeds our portion of estimated future undiscounted operating cash flows, we recognize an impairment loss to adjust the carrying amount of the joint venture to its estimated fair value.

2. Summary of Significant Accounting Policies – (continued)

The value of our properties held for development depends on market conditions, including estimates of the project start date, as well as estimates of future demand for the property type under development. We have analyzed trends and other information related to each potential development and incorporated this information, as well as our current outlook, into the assumptions we use in our impairment analyses. Due to the judgment and assumptions applied in the estimation process with respect to impairments, including the fact that limited market information regarding the value of comparable land exists at this time, it is possible actual results could differ substantially from those estimated.

We believe the carrying value of our operating real estate assets, properties under development, investments in unconsolidated joint ventures, and notes receivable is currently recoverable. However, if market conditions worsen beyond our current expectations, or if our assumptions regarding expected future cash flows from the use and eventual disposition of our assets decrease or our expected hold periods decrease, or if changes in our development strategy significantly affect any key assumptions used in our fair value calculations, we may need to take additional charges in future periods for impairments related to existing assets. Any such non-cash charges would have an adverse effect on our consolidated financial position and results of operations.

Deferred Financing Fees

Deferred financing fees are recorded at cost and are amortized to interest income for notes receivable and interest expense for notes payable using a straight-line method that approximates the effective interest method over the life of the related debt. Accumulated amortization of deferred financing fees was $4.3 million and $8.4 million as of December 31, 2011 and December 31, 2010, respectively.

Derivative Financial Instruments

Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks and to minimize the variability caused by foreign currency translation risk related to our net investment in foreign real estate. To accomplish these objectives, we use various types of derivative instruments to manage fluctuations in cash flows resulting from interest rate risk attributable to changes in the benchmark interest rate of LIBOR. These instruments include LIBOR-based interest rate swaps and caps. For our net investments in foreign real estate, we may use foreign exchange put/call options to eliminate the impact of foreign currency exchange movements on our financial position.

We measure our derivative instruments and hedging activities at fair value and record them as an asset or liability, depending on our rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged items are recorded in earnings. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivatives are reported in other comprehensive income (loss) and are subsequently reclassified into earnings when the hedged item affects earnings. For derivatives designated as net investment hedges, changes in fair value are reported in other comprehensive income (loss) as part of the foreign currency translation gain or loss. Changes in fair value of derivative instruments not designated as hedges and ineffective portions of hedges are recognized in earnings in the affected period. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction.

As of December 31, 2011, we do not have any derivatives designated as fair value hedges, nor are derivatives being used for trading or speculative purposes.

2. Summary of Significant Accounting Policies – (continued)

Foreign Currency Translation

For our international investments where the functional currency is other than the U.S. dollar, assets and liabilities are translated using period-end exchange rates, while the statement of operations amounts are translated using the average exchange rates for the respective period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods or from initial recognition during the period are included as a separate component of accumulated other comprehensive income (loss).

The British pound is the functional currency for our Becket House investment operating in London, England and the Euro is the functional currency for the operations of our Central Europe Joint Venture. We also maintain Euro-denominated bank accounts that are translated into U.S. dollars at the current exchange rate at each reporting period. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in our consolidated statements of equity. The foreign currency translation adjustment was a loss of $0.8 million, a loss of $1.8 million and a gain of $0.3 million for the years ended December 31, 2011, 2010, and 2009, respectively.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) ("AOCI"), which is reported in the accompanying consolidated statement of equity, consists of gains and losses affecting equity that are excluded from net income (loss) under GAAP. The components of AOCI consist of foreign currency translation gains and losses and unrealized gains and losses on derivatives designated as hedges.

Revenue Recognition

We recognize rental income generated from leases on real estate assets on a straight-line basis over the terms of the respective leases, including the effect of rent holidays, if any. Straight-line rental revenue of $0.8 million, $1.1 million, and $2.3 million was recognized in rental revenues for the years ended December 31, 2011, 2010, and 2009, respectively. Hotel revenue is derived from the operations of The Lodge & Spa at Cordillera and consists of guest room, food and beverage, and other revenue, and is recognized as the services are rendered.

Revenues from the sales of condominiums are recognized when sales are closed and title passes to the new owner, the new owner's initial and continuing investment is adequate to demonstrate a commitment to pay for the condominium, the new owner's receivable is not subject to future subordination, and we do not have a substantial continuing involvement with the new condominium. Amounts received prior to closing on sales of condominiums are recorded as deposits in our financial statements.

We recognize interest income from notes receivable on an accrual basis over the life of the loan using the interest method. Direct loan origination fees and origination or acquisition costs, as well as acquisition premiums or discounts, are amortized over the life of the loan as an adjustment to interest income. We will stop accruing interest on loans when there is concern as to the ultimate collection of principal or interest of the loan. In the event that we stop accruing interest on a loan, we will generally not recognize subsequent interest income until cash is received or we make the decision to restart interest accrual on the loan.

2. Summary of Significant Accounting Policies – (continued)

Income Taxes

We elected to be taxed, and qualified, as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), beginning with the year ended December 31, 2006. We are organized and operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax at the corporate level except for the operations of our wholly owned taxable REIT subsidiaries. We have three taxable REIT subsidiaries that own and/or provide management and development services to certain of our investments in real estate and real estate under development.

We have reviewed our tax positions under GAAP guidance that clarifies the relevant criteria and approach for the recognition and measurement of uncertain tax positions. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken, or expected to be taken, in a tax return. A tax position may only be recognized in the financial statements if it is more likely than not that the tax position will be sustained upon examination. We believe it is more likely than not that the tax positions taken relative to our status as a REIT will be sustained in any tax examination. In addition, we believe that it is more likely than not that the tax positions taken relative to the taxable REIT subsidiaries will be sustained in any tax examination.

On May 18, 2006, the State of Texas enacted a new law which replaced the existing state franchise tax with a "margin tax," effective January 1, 2007. For the years ended December 31, 2011, 2010, and 2009, we recognized a current and deferred tax provision of $0.2 million, $0.2 million, and $0.1 million, respectively, related to the Texas margin tax.

Taxable income differs from net income for financial reporting purposes principally because of differences in the timing of recognition of depreciation, rental revenue, compensation expense, impairment losses and gain from sales of property. As a result of these differences, the tax basis of our fixed assets exceeds the book value by $116.1 million at December 31, 2011 and $95.5 million at December 31, 2010.

Stock-Based Compensation

We have a stock-based incentive award plan for our directors and consultants and for employees, directors, and consultants of our affiliates. Awards are granted at the fair market value on the date of grant with fair value estimated using the Black-Scholes-Merton option valuation model, which incorporates assumptions surrounding volatility, dividend yield, the risk-free interest rate, expected life, and the exercise price as compared to the underlying stock price on the grant date. The tax benefits associated with these share-based payments are classified as financing activities in the consolidated statement of cash flows. For the years ended December 31, 2011, 2010, and 2009, we had no significant cost related to our incentive award plan.

Concentration of Credit Risk

At December 31, 2011 and 2010, we had cash and cash equivalents deposited in certain financial institutions in excess of federally insured levels. We have diversified our cash and cash equivalents between several banking institutions in an attempt to minimize exposure to any one of these entities. We regularly monitor the financial stability of these financial institutions and believe that we are not exposed to any significant credit risk in cash and cash equivalents or restricted cash.

2. Summary of Significant Accounting Policies – (continued)

Noncontrolling Interest

Noncontrolling interest represents the noncontrolling ownership interest's proportionate share of the equity in our consolidated real estate investments. Income and losses are allocated to noncontrolling interest holders based on their ownership percentage.

Reportable Segments

We have determined that we have one reportable segment, with activities related to the ownership, development and management of real estate assets. Our income producing properties generated 100% of our consolidated revenues for the years ended December 31, 2011, 2010 and 2009. Our chief operating decision maker evaluates operating performance on an individual property level. Therefore, our properties are aggregated into one reportable segment.

Earnings per Share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during each period. As of December 31, 2011, 2010, and 2009, we had options to purchase 79,792, 74,688, and 69,583 shares of common stock outstanding at a weighted average exercise price of $8.66, $8.78, and $8.99, respectively. These options are excluded from the calculation of earnings per share for the years ended December 31, 2011, 2010, and 2009 because the effect would be anti-dilutive.

Reclassification

To conform to the current year presentation, which presents advertising expense as a component of property operating expense on our consolidated statements of operations and comprehensive income, we reclassified from advertising expense to property operating expense $0.8 million for the year ended December 31, 2009.

3. New Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board ("FASB") issued further clarification on when a loan modification or restructuring is considered a troubled debt restructuring. In determining whether a loan modification represents a troubled debt restructuring, an entity should consider whether the debtor is experiencing financial difficulty and the lender has granted a concession to the borrower. This guidance is to be applied retrospectively, with early application permitted. This guidance was effective for the first interim or annual period beginning on or after June 15, 2011. The adoption of this guidance did not have a material impact on our financial statements or disclosures.

In May 2011, the FASB issued updated guidance for fair value measurements. The guidance amends existing guidance to provide common fair value measurements and related disclosure requirements between GAAP and International Financial Reporting Standards. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We are evaluating this guidance and currently do not believe that it will have a material impact on our consolidated financial statements or disclosures.

In June 2011, the FASB issued updated guidance related to comprehensive income. The guidance requires registrants to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The early adoption of this guidance had no material impact on our results of operations or disclosures.

4. Assets and Liabilities Measured at Fair Value

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy) has been established.

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets and liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability that are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Recurring Fair Value Measurements

Currently, we use interest rate swaps and caps to manage our interest rate risk and foreign exchange put/call options to manage the impact of foreign currency movements on our financial position for our net investments in foreign real estate joint ventures. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, implied volatilities, and foreign currency exchange rates.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's performance risk in the fair value measurements. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2011 and 2010, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The following fair value hierarchy table presents information about our assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010:

December 31, 2011	Level 1	Level 2	Level 3	Total
Assets				
Derivative financial instruments	$ —	$64	$ —	$64

December 31, 2010	Level 1	Level 2	Level 3	Total
Assets				
Derivative financial instruments	$ —	$37	$ —	$37

Derivative financial instruments classified as assets are included in other assets on the balance sheet.

4. Assets and Liabilities Measured at Fair Value – (continued)

Nonrecurring Fair Value Measurements:

We have recorded non-cash impairment charges related to a reduction in the fair value of certain of our assets. The inputs used to calculate the fair value of these assets included projected cash flows and a risk-adjusted rate of return that we estimated would be used by a market participant in valuing these assets or by obtaining third-party broker valuation estimates, bona fide purchase offers or the expected sales price of an executed sales agreement. The capitalization rate ranges and discount rate ranges were obtained from third-party service providers, and the capitalization rate ranges were gathered for specific metro areas and applied on a property-by-property basis. These fair value estimates are considered Level 3 under the fair value hierarchy described above.

The following fair value hierarchy table presents information about our assets measured at fair value on a nonrecurring basis during the years ended December 31, 2011 and 2010:

December 31, 2011	Level 1	Level 2	Level 3	Total Fair Value	Gain / (Loss)(1)
Assets					
Note receivable, net	$ —	$ —	$ 31,280	$ 31,280	$ (7,881)
Land and improvements, net	—	—	37,016	37,016	(993)
Buildings and improvements, net	—	—	34,151	34,151	(4,095)
Real estate under development	—	—	14,900	14,900	(6,169)
Condominium inventory	—	—	29,752	29,752	(5,925)
Investment in unconsolidated joint venture	—	—	12,524	12,524	(1,425)
Total	$ —	$ —	$159,623	$159,623	$(26,488)

(1) Excludes $5.2 million in impairment loss of our discontinued operations that was disposed of as of the year ended December 31, 2011.

December 31, 2010	Level 1	Level 2	Level 3	Total Fair Value	Gain / (Loss)(2)
Assets					
Note receivable, net	$ —	$ —	$ 2,540	$ 2,540	$ (7,136)
Land	—	—	709	709	(41)
Buildings and improvements, net	—	—	19,236	19,236	(1,113)
Real estate intangibles, net	—	—	1,047	1,047	(55)
Condominium inventory	—	—	42,298	42,298	(5,674)
Investment in unconsolidated joint venture	—	—	14,226	14,226	(6,342)
Total	$ —	$ —	$80,056	$80,056	$(20,361)

(2) Excludes $18.3 million in impairment losses from one property disposed of as of the year ended December 31, 2010, and four properties included in discontinued operations as of December 31, 2011.

5. Fair Value Disclosure of Financial Instruments

We determined the following disclosure of estimated fair values using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

5. Fair Value Disclosure of Financial Instruments – (continued)

As of December 31, 2011 and 2010, management estimated that the carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses, other liabilities, payables/receivables from related parties, and distributions payable were at amounts that reasonably approximated their fair value based on their highly-liquid nature and/or short-term maturities and the carrying value of notes receivable reasonably approximated fair value based on expected interest rates for notes to similar borrowers with similar terms and remaining maturities.

The notes payable totaling $265.9 million and $347.8 million as December 31, 2011 and 2010, respectively, have a fair value of approximately $265.4 million and $348.4 million, respectively, based upon interest rates for mortgages with similar terms and remaining maturities that management believes we could obtain. Interest rate swaps and caps are recorded at their respective fair values in prepaid expenses and other assets.

The fair value estimates presented herein are based on information available to our management as of December 31, 2011 and 2010. Although our management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since those respective dates, and current estimates of fair value may differ significantly from the amounts presented herein.

6. Real Estate Investments

As of December 31, 2011, we wholly owned eight properties and consolidated four properties through investments in joint ventures. We are the mezzanine lender for one multifamily property which, prior to January 1, 2010, we consolidated as the primary beneficiary of the VIE. In addition, we have noncontrolling, unconsolidated ownership interests in two properties and one investment in a joint venture consisting of 22 properties that are accounted for using the equity method. Capital contributions, distributions, and profits and losses of these properties are allocated in accordance with the terms of the applicable partnership agreement.

The following table presents certain information about our consolidated properties as of December 31, 2011:

Property Name	Location	Approximate Rentable Square Footage	Description	Ownership Interest	Year Acquired
Bent Tree Green	Dallas, Texas	138,000	3-story office building	100%	2006
Las Colinas Commons	Irving, Texas	239,000	3-building office complex	100%	2006
5000 S. Bowen Road	Arlington, Texas	87,000	1-story data center campus	100%	2007
Northpoint Central	Houston, Texas	180,000	9-story office building	100%	2007
Northborough Tower	Houston, Texas	207,000	14-story office building	100%	2007
Tanglewood at Voss	Houston, Texas	—	multifamily	100%	2010
Santa Clara 700/750 Joint Venture	Santa Clara, California	306,000	2-building office complex	100%	2007
Rio Salado Business Center	Phoenix, Arizona	—	development property	100%	2007
Chase Park Plaza	St. Louis, Missouri	—	hotel and condominium development property	95%	2006
The Lodge & Spa at Cordillera	Edwards, Colorado	—	hotel and development property	94%	2007
Frisco Square	Frisco, Texas	100,500	mixed-use development (multifamily, retail, office, and restaurant)	93%	2007
Becket House	London, England	46,000	long-term leasehold interest	80%	2007

During the year ended December 31, 2011, we evaluated certain real estate properties for impairment as a result of changes in expected holding periods. Accordingly, we recognized impairment charges of

6. Real Estate Investments – (continued)

$11.3 million related to two of our development properties. In addition, we recorded impairment charges of $5.2 million related to two of our Houston properties. Both properties were sold during 2011 and accordingly these charges have been reclassified to discontinued operations in the accompanying consolidated statement of operations and other comprehensive loss for the year ended December 31, 2011.

During the year ended 2010, we recorded an $8.1 million non-cash impairment charge related to our office building in San Diego, California, which is included in discontinued operations (sold on October 4, 2011), a $1.2 million non-cash impairment charge to one of our office buildings located in Houston, Texas and a $5.9 million non-cash impairment charge to two of our office buildings located in Houston, Texas, which is included in discontinued operations. Also included in discontinued operations is a $4.2 million impairment charge for our property that was transferred to the lender pursuant to a deed-in lieu of foreclosure.

Santa Clara Tech Center

The Santa Clara Tech Center property consists of three buildings: the 700, 750, and 800 buildings. On August 5, 2010, we reached agreements to sell a 50% interest in the Santa Clara Tech Center to the Santa Clara JV Partner, to create two joint ventures with the Santa Clara JV Partner to own the Santa Clara Tech Center, and to sever and replace the Original Loans with new loans from the Santa Clara lender as describe below.

Further, on August 5, 2010, we entered into the following arrangements:

- We entered into an agreement with the Santa Clara JV Partner to sell a 50% interest in the Santa Clara Tech Center property for $8.8 million in cash;
- We entered into two joint ventures with the Santa Clara JV Partner so that one joint venture holds the 700 and 750 buildings (the "700/750 Joint Venture") separately from the joint venture that holds the 800 building (the "800 Joint Venture"). We contributed our remaining 50% interest in the Santa Clara Tech Center along with an aggregate $8.8 million of cash in exchange for 50% interests in each of the two new joint ventures. The Santa Clara JV Partner also contributed an aggregate $8.8 million of cash and their 50% interest in the Santa Clara Tech Center in exchange for their respective 50% interests. In addition, the Santa Clara JV Partner acquired preferred equity interests in the joint ventures for an aggregate $7.5 million in cash, which was used to pay down the Original Loans' outstanding balance discussed below;
- The agreements associated with the Original Loans were severed and replaced by new loan agreements with the same lender by bifurcating the Original Loans into two new loans (the "Replacement Loans") such that specific debt is associated with the 700 & 750 buildings separate from debt associated with the 800 building;
- The new joint ventures paid down the Original Loans' balance by an aggregate $7 million, such that the balances of the Replacement Loans at inception were an aggregate of $45.5 million; and
- The capital contributed to the 700/750 Joint Venture and 800 Joint Venture will be used to construct and develop the vacant space in the 800 building as data center pods. Accordingly, cash contributions received into the 700/750 Joint Venture were subsequently contributed to the 800 Joint Venture.

The 700/750 Joint Venture agreement provides the Santa Clara JV Partner with a put option that could require us to re-acquire the Santa Clara JV Partners' 50% interest in the 700/750 Joint Venture at a fixed price upon satisfaction of certain conditions. Under GAAP, the condition of retaining the substantial risk or rewards of ownership such as a put option precludes us from recognizing the sale of the 700 and 750 buildings to the Santa Clara JV Partner. Accordingly, we will continue to reflect the assets and liabilities of the 700 and 750 buildings in our consolidated balance sheet as if a sale had not occurred. Further, we have recognized the $6 million cash contribution received from the Santa Clara JV Partner for their respective 50% interest in

6. Real Estate Investments – (continued)

the 700/750 Joint Venture as a deposit in accrued and other liabilities in our consolidated balance sheet at December 31, 2010 and 2011 pending termination or cancellation of the put option or until the sale is considered consummated under GAAP. The 800 Joint Venture agreement does not contain a put option provision.

Our interest in the 800 Joint Venture is a noncontrolling, unconsolidated interest, for which we account using the equity method of accounting. Accordingly, effective August 5, 2010, we deconsolidated the assets and liabilities of the 800 building on our consolidated financial statements. Further, we recognized a $3.9 million gain on deconsolidation to the equity method, of which $2.8 million relates to the remeasurement of our retained 50% interest to its fair value. We evaluated our 50% unconsolidated investment in Santa Clara 800 due to a change in the hold period of the investment. Based upon a purchase offer, we recorded an impairment of $1.4 million in the fourth quarter of 2011.

Tanglewood at Voss

In 2006, we provided secured mezzanine financing totaling $13 million to an unaffiliated third-party entity that owned and developed Tanglewood at Voss (the "Voss Developer"). The Voss Developer also had a secured construction loan with a third-party lender, with an aggregate principal amount of up to $39.5 million. Our mezzanine loan to the Voss Developer was subordinate to the senior construction loan.

On September 30, 2010, we reached an agreement with the Voss Developer and the third-party lender to obtain 100% fee simple interest in Tanglewood at Voss, including assumption of the senior construction loan, in exchange for the full satisfaction of our mezzanine loan balance plus accrued interest (the "Voss Transaction"). Following the Voss Transaction, the Voss Developer does not have any continuing involvement with Tanglewood at Voss. The receipt of Tanglewood at Voss in full satisfaction of our mezzanine loan receivable represents a troubled debt restructuring. The carrying amount of our mezzanine loan receivable plus accrued interest at the time of the Voss Transaction was $18.3 million.

The valuation basis for the troubled debt restructuring of our mezzanine loan receivable is based on the fair value of Tanglewood at Voss, which secures the senior construction loan, less the fair value of the senior construction loan. Accordingly, the fair value of consideration transferred in the Voss Transaction was $13.3 million, resulting in a loss on troubled debt restructuring of $5 million in the accompanying consolidated statement of operations and other comprehensive loss for the year ended December 31, 2010.

In accordance with GAAP, we have accounted for the assets and liabilities of Tanglewood at Voss received in full satisfaction of our mezzanine loan receivable as if the assets had been acquired for cash.

Tanglewood at Voss contributed rental revenue of $4.9 million and a net loss of $1.9 million to our consolidated statements of operations for the year ended December 31, 2011. Tanglewood at Voss contributed rental revenue of $1.2 million and a net loss of $1.1 million to our consolidated statements of operations for the period from September 30, 2010 to December 31, 2010. We had consolidated Tanglewood at Voss as the primary beneficiary of a VIE for the years ended December 31, 2009 and 2008. We currently own 100% of the investment.

6. Real Estate Investments – (continued)

Investments in Unconsolidated Joint Ventures

The following table presents certain information about our unconsolidated investments as of December 31, 2011 and 2010:

		Carrying Value of Investment	
Property Name	**Interest**	**December 31, 2011**	**December 31, 2010**
Royal Island	30.69%	$ —	$14,226
GrandMarc at Westberry Place	50.00%	—	6,126
Santa Clara 800 Joint Venture	50.00%	12,525	14,974
Central Europe Joint Venture	47.27%	22,362	23,773
Total		$34,887	$59,099

Our investments in unconsolidated joint ventures as of December 31, 2011 and 2010 consisted of our proportionate share of the combined assets and liabilities of our investment properties as follows:

	December 31, 2011	December 31, 2010
Real estate assets, net	$202,876	$361,430
Cash and cash equivalents	5,389	22,941
Other assets	8,764	3,690
Total assets	$217,029	$388,061
Notes payable	$189,402	$234,472
Other liabilities	26,117	19,611
Total liabilities	215,519	254,083
Equity	1,510	133,978
Total liabilities and equity	$217,029	$388,061

Our equity in losses from these investments is our proportionate share of the combined losses of our unconsolidated joint ventures for the years ended December 31, 2011, 2010, and 2009.

	Year Ended December 31		
	2011	2010	2009
Revenue	$ 19,660	23,613	24,158
Operating expenses:			
Operating expenses	10,599	7,312	6,287
Property taxes	1,447	561	803
Total operating expenses	12,046	7,873	7,090
Operating income	7,614	15,740	17,068
Non-operating expenses:			
Depreciation and amortization	8,677	9,906	10,258
Interest and other, net	118,551(1)	19,922	11,513
Total non-operating expenses	127,228	29,828	21,771
Net loss	$(119,614)	$(14,088)	$ (4,703)
Equity in losses of unconsolidated joint ventures	$ (36,507)(2)	$ (5,464)(2)	$ (2,141)(2)

(1) Year ending December 31, 2011, includes approximately $101 million in impairment expense

(2) Company's share of net loss

6. Real Estate Investments – (continued)

We evaluate our investments in unconsolidated joint ventures at each reporting date. If we believe there is an other than temporary decline in market value, we will record an impairment charge based on these evaluations. We assess potential impairment by comparing our portion of estimated future undiscounted operating cash flows expected to be generated by the joint venture over the life of the joint venture's assets to the carrying amount of the joint venture. In the event that the carrying amount exceeds our portion of estimated future undiscounted operating cash flows, we recognize an impairment loss to adjust the carrying amount of the joint venture to its estimated fair value.

On December 8, 2011 the sole property owned by our Grandmarc at Westberry investment was sold. Proceeds of $7.7 million were distributed to the Company which reduced our investment to zero as of December 31, 2011. The investee reported a gain of $5.8 million on this transaction.

We evaluated our 50% unconsolidated investment in Santa Clara 800 due to a change in the hold period of the investment. Based upon a purchase offer, we recorded an impairment of $1.4 million in the fourth quarter of 2011. In the second quarter of 2011, the long-lived assets of the Royal Island Partnership were evaluated for impairment due to an impairment indicator associated with significant changes to the development and construction plans of the Royal Island Property. As a result of this assessment, it was determined that the net book value could not be recovered through future cash flows based on the then revised development plan. Therefore, Royal Island Partnership recorded an impairment charge of approximately $101 million to bring the assets (which now primarily consist of land) to their fair value. The Company's portion of the impairment was approximately $31 million, which was recorded in the Company's statement of operations through the equity in losses of unconsolidated joint ventures line item. The equity method losses exceeded the investment balance in the Royal Island Partnership. As a result, the Company's investment was reduced to zero during the second quarter of 2011 and remained zero as of December 31, 2011. In accordance with GAAP, equity method losses that exceed our investment balance are recorded against the basis of other investments the investor had in Royal Island. As such, the excess equity method losses of $22.7 million were recorded as a reduction in our note receivable through the equity in losses for unconsolidated joint ventures. Additionally, we recorded $5.3 million as provision for loan losses against the allowance to record the note to the fair value of the underlying collateral. During the year ended December 31, 2010, we recognized an impairment charge related to our unconsolidated investment in Royal Island for $6.3 million.

Held for Sale

We had no properties classified as held for sale at December 31, 2011.

7. Variable Interest Entities

GAAP requires the consolidation of variable interest entities ("VIEs") in which an enterprise has a controlling financial interest. A controlling financial interest will have both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Our variable interest in VIEs may be in the form of (1) equity ownership and/or (2) loans provided by us to a VIE, or other partner. We examine specific criteria and use judgment when determining if we are the primary beneficiary of a VIE. Factors considered in determining whether we are the primary beneficiary include risk and reward sharing, experience and financial condition of other partner(s), voting rights, involvement in day-to-day capital and operating decisions, representation on a VIE's executive committee, existence of unilateral kick-out rights or voting rights, level of economic disproportionality between us and the other partner(s), and contracts to purchase assets from VIEs.

7. Variable Interest Entities – (continued)

Tanglewood at Voss and Alexan Black Mountain

In 2006, we agreed to provide secured mezzanine financing with an aggregate principal amount of up to $13 million and $9.7 million to unaffiliated third-party entities that owned multifamily communities under development, Tanglewood at Voss and Alexan Black Mountain, respectively. These entities also obtained construction loans with third-party lenders, with an aggregate principal amount of up to $68.6 million. Our mezzanine loans were subordinate to the construction loans. In addition, we entered into option agreements allowing us to purchase the ownership interests in Tanglewood at Voss and Alexan Black Mountain after each project's substantial completion and upon notification of completion from the developer. In the second quarter of 2009, the option agreement allowing us to purchase Alexan Black Mountain expired.

Based on our evaluation, we determined that these entities met the criteria of VIEs under GAAP and, prior to January 1, 2010, we were the primary beneficiary of these VIEs. Therefore, prior to January 1, 2010, we consolidated the entities, including the related real estate assets and third-party construction financing. As of December 31, 2009, there was $87.2 million of real estate assets related to Tanglewood at Voss and Alexan Black Mountain, which collateralized the outstanding principal balance of the construction loans. The third-party construction lenders had no recourse to our general credit, but their loans were guaranteed by the owners of the VIEs. As of December 31, 2009, the outstanding principal balance under our mezzanine loans was $22.7 million, which was eliminated, along with accrued interest and loan origination fees, upon consolidation.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of VIEs. The guidance eliminates exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a VIE, a company's power over a VIE, or a company's obligation to absorb losses or its rights to receive benefits of an entity must be disregarded.

As a result of this new accounting guidance, on January 1, 2010, we deconsolidated the assets and liabilities of Tanglewood at Voss and Alexan Black Mountain along with the associated revenue and expenses, resulting in neither a net gain nor loss as we had no equity interest in these investments. While the Alexan Black Mountain entity was a VIE and, through September 30, 2010, the date of the Voss Transaction, the Tanglewood at Voss entity was a VIE, we determined that the power to direct the activities that most significantly impact the VIE's economic performance generally resided with the general partner and mezzanine borrowers. Following the deconsolidation of Alexan Black Mountain, our continuing involvement with the entity is limited to our mezzanine loan. Prior to the Voss transaction, our continuing involvement with Tanglewood at Voss was limited to our mezzanine loan. The deconsolidation on January 1, 2010 did not result in either Tanglewood at Voss or Alexan Black Mountain becoming one of our related parties.

On September 30, 2010, we reached an agreement with the Voss Developer and the third-party lender to obtain 100% fee simple interest in Tanglewood at Voss, including assumption of the senior construction loan, in exchange for the full satisfaction of our mezzanine loan balance plus accrued interest. Following the Voss transaction, the Voss Developer does not have any continuing involvement with Tanglewood at Voss and we own 100% of the equity interest.

Royal Island

In May 2007, for an initial cash investment of $20 million, we acquired an approximate 31% equity interest as a limited partner in the development and construction of a resort hotel, spa, golf course, marina, and residences on three islands located in the Commonwealth of Bahamas ("Royal Island"). In December 2007, we participated in a bridge loan financing arrangement and committed up to $40 million as a bridge loan to the Royal Island entity for the continuing construction and development of the property. In

7. Variable Interest Entities – (continued)

June 2009, we purchased the interest in the first of two superior tranches for $3.1 million. In March 2010, we purchased the interest in two notes in the second tranche for $2.2 million. The total amount outstanding to us at December 31, 2011 and 2010, including accrued interest and fees, was $49.3 million and $45.6 million, respectively.

Based on our evaluation, we have determined that the entity meets the criteria of a VIE but that we are not the primary beneficiary because we do not have the power to direct the activities of Royal Island that most significantly affect the entity's economic performance. The power to direct these activities resides with the general partner. Accordingly, we do not consolidate the Royal Island entity and instead account for our equity investment under the equity method of accounting. At December 31, 2011 and 2010, there were approximately $32.1 and $152.6 million, respectively, of real estate assets related to Royal Island.

At December 31, 2011 and 2010, our recorded investment in VIEs that are unconsolidated and our maximum exposure to loss were as follows:

As of December 31, 2011	Investments in Unconsolidated VIEs	Maximum Exposure to Loss
Alexan Black Mountain[(1)]	$ —	$ —
Royal Island[(2)]	—	31,280
	$ —	$31,280

As of December 31, 2010	Investments in Unconsolidated VIEs	Maximum Exposure to Loss
Alexan Black Mountain[(1)]	$ —	$ 2,540
Royal Island[(2)]	14,226	59,807
	$14,226	$62,347

(1) We are a mezzanine lender to Alexan Black Mountain, which has been determined to be a VIE. We do not have an equity investment in Alexan Black Moutain. Our maximum exposure to loss is limited to the net outstanding balance of the note receivable for Alexan Black Mountain. Prior to January 1, 2010, we consolidated Alexan Black Mountain.

(2) Our maximum exposure to loss for Royal Island is limited to our equity investment in the unconsolidated VIE of zero as of December 31, 2011 and $14.2 million as of December 31, 2010, plus the outstanding balance of our Royal Island notes receivable of $31.3 million, net of allowance and $45.6 million as of December 31, 2011 and December 31, 2010, respectively.

8. Notes Receivable

Chase Park Plaza Working Capital Loan

We lease the hotel portion of the Chase Park Plaza property to the hotel operator, an unaffiliated entity that owns the remaining 5% of Chase Park Plaza. In conjunction with the lease agreement, Chase Park Plaza Hotel, LLC made a working capital and inventory loan of up to $1.9 million to the hotel operator in December 2006. The interest rate under the note is fixed at 5% per annum. The term of the note is the earlier of December 31, 2016 or the termination of the related hotel lease agreement. Annual payments of interest only are required each December with any remaining balance payable at the maturity date. In accordance with the hotel lease agreement, the tenant received a reduction in its base rental payment due in January 2010 in the amount of the interest paid on the promissory note in the previous December. This reduction in the lease payment is reflected as a straight-line adjustment to base rental revenue. At December 31, 2011 and 2010, the note receivable balance was $0.2 million and $1.3 million, respectively.

8. Notes Receivable – (continued)

Alexan Black Mountain Mezzanine Loan

In 2006, we agreed to provide secured mezzanine financing with an aggregate principal amount of up to $9.7 million to an unaffiliated third-party entity that owns Alexan Black Mountain. Alexan Black Mountain also has a secured construction loan with third-party lender with an aggregate balance of $28.1 million and $29 million at December 31, 2011 and 2010, respectively. Our mezzanine loan to Alexan Black Mountain is subordinate to the construction loan. At December 31, 2011 and 2010, the carrying amount of the Alexan Black Mountain mezzanine loan was zero and $2.5 million.

In the fourth quarter of 2011, we recorded a reserve for loan losses of $2.5 million related to our mezzanine loan associated with Alexan Black Mountain bringing the carrying amount to zero as of December 31, 2011. In the first quarter of 2010, we recorded a reserve for loan losses totaling $11.1 million related to our mezzanine loan associated with Alexan Black Mountain, including $7.1 million recognized as a provision to loan losses on our consolidated statement of operations and other comprehensive loss for the year ended December 31, 2010, and the remaining $4 million as a cumulative effect adjustment to the opening balance of accumulated distributions and net loss in our consolidated statement of equity for the year ended December 31, 2010.

On September 30, 2010, we reached an agreement with the Voss Developer and the third-party lender to obtain the 100% fee simple interest in Tanglewood at Voss, including assumption of the senior construction loan in exchange for the full satisfaction of our mezzanine loan balance plus accrued interest. Following the Voss Transaction, the Voss Developer does not have any continuing involvement with Tanglewood at Voss. The receipt of Tanglewood at Voss in full satisfaction of our mezzanine loan receivable represents a troubled debt restructuring. The carrying amount of our mezzanine loan receivable plus accrued interest at the time of the Voss Transaction was $18.3 million.

The valuation basis for the troubled debt restructuring of our mezzanine loan receivable is based on the fair value of Tanglewood at Voss, which secures the senior construction loan, less the fair value of the senior construction loan. Accordingly, the fair value of consideration transferred in the Voss Transaction was $13.3 million, resulting in a loss on troubled debt restructuring of $5 million in the accompanying consolidated statement of operations and other comprehensive loss for the year ended December 31, 2010.

Royal Island Bridge Loan

In December 2007, we participated in a bridge loan financing arrangement for the continuing development and construction of Royal Island. The aggregate principal amount available under the bridge loan was $60 million consisting of three tranches. Under the bridge loan, we agreed to lend a tranche of up to $40 million, which is subordinate to the other two tranches. The bridge loan accrued interest at the one-month LIBOR rate plus 8% per annum with accrued interest and principal payable at the maturity date, December 20, 2008, and was secured by the Royal Island property. In June 2009, we purchased the interest in the first of the two superior tranches, the A-1 tranche, for $3.1 million. In March 2010, we purchased the interest in two notes in the A-2 tranche for $2.2 million.

Under the terms of the loan documents, the bridge loan could have been extended once for a period of six months upon the satisfaction of certain conditions upon notice given by the borrower by November 20, 2008 and a payment of an extension fee. At the maturity date, not all of the conditions were satisfied and, as a result, the bridge loan went into default and became a non-performing loan. The balance owed to us at the time of default was $37.7 million, including accrued interest and fees. Discussions between the bridge loan lenders and the borrower to complete a satisfactory workout plan are ongoing; however, there are no assurances that a workout plan will be completed or that the loan will be reinstated by the borrower. Accordingly, we may seek other actions under the loan documents to protect our investment, including foreclosure, exercise of power of sale, or conveyance in satisfaction of debt. In accordance with GAAP, from

8. Notes Receivable – (continued)

the time the loan went into default until the time that a foreclosure occurs, a satisfactory workout is completed, or the loan is reinstated by the borrower, we do not recognize interest income on the loan, except to the extent we receive payments.

In January 2010, we collected $5.5 million, which was applied to unpaid interest and fees from the borrower, pursuant to the terms of the bridge loan agreement. At December 31, 2010, the loan balance owed to us was $45.6 million, which included $1.5 million of accrued interest and fees included in receivables from related parties at December 31, 2010.

On September 14, 2010, we entered into a forbearance agreement with the borrower pursuant to which, among other things, the borrower agreed not to contest or oppose any foreclosure, exercise of power of sale, or similar action that we may seek in order to protect our investment. Further, the borrower agreed to fully cooperate to expedite the proceedings should we take such a course of action. The forbearance period expired on May 27, 2011.

In January 2011, pursuant to a settlement agreement with Shannon B. Skokos and Theodore C. Skokos (the "Skokoses"), related to a lawsuit filed in December 2008, a new joint venture was created among Behringer Harvard RI Lender, LLC, Behringer Harvard RI A-1 Lender, LLC and the Skokoses to own all of the outstanding notes related to Royal Island. Each lender contributed its respective note in exchange for a pro rata ownership interest in the joint venture, which resulted in our owning approximately 87% of the joint venture. As part of this settlement, the Skokos $7 million note was contributed to the partnership in exchange for a 13% ownership interest in the joint venture.

In the second quarter of 2011, the long-lived assets of the Royal Island Partnership were evaluated for impairment due to an impairment indicator associated with significant changes to the development and construction plans of the Royal Island Property. As a result of this assessment, it was determined that the net book value could not be recovered through future cash flows based on the then revised development plan. Therefore, Royal Island Partnership recorded an impairment charge of approximately $101 million to bring the assets (which now primarily consist of land) to their fair value. The Company's portion of the impairment was approximately $31 million, which was recorded in the Company's statement of operations through the equity in losses of unconsolidated joint ventures line item. The equity method losses exceeded the investment balance in the Royal Island Partnership. As a result, the Company's investment was reduced to zero during the second quarter of 2011 and remained zero as of December 31, 2011. In accordance with GAAP, equity method losses that exceed our investment balance are recorded against the basis of other investments the investor had in Royal Island. As such, the excess equity method losses of $22.7 million were recorded as a reduction in our note receivable through the equity in losses for unconsolidated joint ventures. Additionally, we recorded $5.3 million as provision for loan losses against the allowance to record the note to the fair value of the underlying collateral.

At December 31, 2011, the balance of the note receivable was $31.3 million, net of the allowance. Current market conditions with respect to credit availability and fundamentals within the real estate markets instill significant levels of uncertainty. Accordingly, future adverse developments in market conditions would cause us to re-evaluate our conclusions regarding the collectability of our notes receivable and could result in material provisions for loan loss charges.

9. Notes Payable

The following table sets forth our notes payable on our consolidated properties, including the debt obligations of properties we consolidate at December 31, 2011 and 2010:

	Notes Payable as of			
Description	December 31, 2011	December 31, 2010	Interest Rate	Maturity Date
Crossroads	$ —	$ 26,174	30-day LIBOR + 7.85%(1)	(1)
BHFS I, LLC (Land)	13,878	21,466	30-day LIBOR + 5%(2)(4)	1/28/2012(10)
BHFS II, LLC	7,565	7,783	30-day LIBOR + 4%(2)(4)	1/28/2012(10)
BHFS III, LLC	8,338	8,624	30-day LIBOR + 4%(2)(4)	1/28/2012(10)
BHFS IV, LLC	14,480	14,550	30-day LIBOR + 4%(2)(4)	1/28/2012(10)
Senior Secured Credit Facility	37,462	70,082	30-day LIBOR + 1.5% or Prime Rate(2)(5)	2/13/2012(5)
Bent Tree Green	6,503	6,674	3.45%	05/19/12
BHFS Theatre, LLC	4,708	3,691	30-day LIBOR + 4.5%(2)	7/28/2012(10)
Tanglewood at Voss(6)	39,025	39,415	30-day LIBOR + 4%(2)	08/20/12
Becket House(7)	23,798	18,101	90-day LIBOR + 2.5%(8) 15%(9)	12/31/12
Santa Clara 700/750 Joint Venture	20,000	20,000	4.75% + Greater of 1% or 30-day LIBOR(2)	06/09/13
Santa Clara 700/750 Joint Venture Mezzanine	5,000	5,000	8.5% + Greater of 1% or 30-day LIBOR(2)	06/09/13
Rio Salado	1,032	—	12.0%	09/15/14
Chase Park Plaza Hotel and Chase – The Private Residences	58,429	85,223	30-day LIBOR + 6.75%(2)(3)	12/9/2014(3)
Northborough Tower	20,584	21,042	5.67%	01/11/16
Royal Island	5,055	—	15.00%	10/10/16
	$265,857	$347,825		

(1) On October 4, 2011, Crossroads was sold to an unaffiliated third party. The net proceeds of the sale were paid to the lender in full satisfaction of the outstanding debt. The interest rate before and after June 30, 2011 was 30-day LIBOR + 2.85% and 30-day LIBOR + 7.85%, respectively.

(2) 30-day London Interbank Offer Rate ("LIBOR") was 0.295% at December 31, 2011.

(3) On November 15, 2011, Chase Park Plaza Hotel and Chase — The Private Residences were refinanced with a new lender. Interest rate subject to floor of 0.75%.

(4) The interest rate for each of the Frisco Square loans increased by .50% on October 28, 2011.

(5) Prime rate was 3.25% at December 31, 2011. Effective February 13, 2012, we reached an agreement with the lenders on our senior secured credit facility to extend the maturity date of the loan from February 13, 2012 to April 13, 2012 and the new interest rate is 30-day LIBOR plus 4%.

(6) The Lodge & Spa at Cordillera provides additional collateral support for this loan.

(7) The Becket House loan originally matured on March 9, 2011 and through the second loan modification was extended thru December 31, 2012. The senior lender bifurcated its loan in to an A and B loan and we also executed a Junior Loan with an unaffiliated third party. The balances of the A, B and Junior loans were $12.4 million, $5.7 million and $5.7 million, respectively at December 31, 2011.

(8) 90-day LIBOR was 0.581% at December 31, 2011.

(9) Rate for junior loan.

(10) The BHFS Loan matured on January 28, 2012 and we did not pay the outstanding principal balance of the loan. We have been and remain actively working with the lenders to extend the maturity date of the BHFS Loan. However, there is no assurance that the lenders will agree to extend the maturity date. We intend to use all options available to us to defend and protect our interest in the property.

9. Notes Payable – (continued)

Our notes payable balance was $265.9 million at December 31, 2011, as compared to $347.8 million at December 31, 2010 and consists of borrowings and assumptions of debt related to our property acquisitions and our borrowings under our senior secured credit facility. Each of our notes payable is collateralized by one or more of our properties. At December 31, 2011, our notes payable interest rates ranged from 1.8% to 15%, with a weighted average interest rate of approximately 5.1%. Of our $265.9 million in notes payable at December 31, 2011, $232.7 million represented debt subject to variable interest rates. At December 31, 2011, our notes payable had maturity dates that ranged from January 2012 to October 2016. We have unconditionally guaranteed payment of the notes payable related to Bent Tree Green, Tanglewood at Voss, Frisco Square and credit facility.

In February 2011, Behringer Harvard Royal Island Debt, L.P. secured a $10.4 million loan (the "Debt LP Loan") for the purpose of preserving and protecting the collateral securing the bridge loan. The Debt LP Loan bears interest at 15% per annum. Payments are due from proceeds from sales or refinancing of the project or from payments received on the bridge loan. The Debt LP Loan matures at the earliest of (a) the date that the cash proceeds from sales of the collateral or refinancing of the bridge loan repay all accrued principal and interest outstanding, (b) five years from the date of foreclosure of the project, or (c) October 10, 2016. The Debt LP Loan would be converted to limited partnership interest in Royal Island L.P. as part of any recapitalization of Royal Island. As of December 31, 2011, the outstanding balance of the Debt LP Loan was $5.1 million. We had not entered into the Debt LP Loan as of December 31, 2010.

The Becket House loan matured on March 9, 2011. We executed an agreement with the senior lender effective as of February 18, 2011 to bifurcate the loan into two new loans consisting of an A loan of £8 million ($12.9 million) and a B loan of £3.7 million ($6 million). We also executed an agreement with an unaffiliated third party to provide up to £4 million ($6.5 million) in additional financing (the "Junior Loan"). The B loan and Junior Loan have essentially the same terms and are subordinate to the A loan. The A loan, B loan and Junior Loan will mature on December 31, 2012.

On September 1, 2011, we signed a purchase and sale agreement for the sale of Crossroads. On September 30, 2011, the lender agreed to accept the net sales proceeds of $26.3 million as full payment of the outstanding debt of $26.7 million. On October 4, 2011, the property was sold to an unaffiliated third party, and the net proceeds from the sale of Crossroads were paid to the lender in full satisfaction of the outstanding debt.

Chase Park Plaza Hotel / Chase — The Private Residences

In September 2011, the loan for Chase — The Private Residences was fully repaid through proceeds from condominium sales. In November 2011, the Chase Park Plaza Hotel and Chase-The Private Residences were refinanced with a new lender for $59 million in proceeds. The loan bears interest at LIBOR + 675 bps with a 0.75% floor and matures on December 9, 2014. The loan has two extension options. The loan requires monthly interest payments. Future proceeds from condominium sales will be used to pay down the loan until certain covenants are met.

Rio Salado

On September 15, 2011, Behringer Harvard Rio Salado, LLC secured a $3.6 million loan for the purpose of completing certain infrastructure-related projects at Rio Salado. The loan bears interest at 12% and matures on September 15, 2014. The principal balance of the loan was $1 million as of December 31, 2011.

Additionally, our notes payable related to BHFS I, LLC (Land), BHFS II, LLC, BHFS III, LLC, BHFS IV, LLC, BHFS Theatre LLC, the senior secured credit facility, Bent Tree Green, Tanglewood at Voss and Becket House all mature within the next twelve months. We are working with our lenders to either extend the maturity dates of the other loans or refinance the loans under different terms. We currently expect to use funds generated by our operating properties, additional borrowings, and proceeds from the disposition of properties to continue making our scheduled debt service payments until the maturity dates of the loans are

9. Notes Payable – (continued)

extended, the loans are refinanced, or the outstanding balance of the loans are completely paid off. However, there is no guarantee that we will be able to refinance our borrowings with more or less favorable terms or extend the maturity dates of such loans. In the event that the lenders demanded immediate payment of the entire loan balances, we would have to consider all available alternatives, including transferring legal possession of the property to the lender or seek restructuring.

As of December 31, 2011, we are not in compliance with covenants related to Becket House, Bent Tree Green, Frisco Square and our senior secured credit facility. The Becket House senior loan requires that a hedging arrangement remain in place during the term of the loan. We currently do not have a hedge in place. This is not an event of default unless the lender provides notification and requires us to purchase the hedge. The Bent Tree Green loan requires a debt service coverage ratio of 1.2 that the property does not meet as of December 31, 2011 (actual ratio is 0.9). Under the Bent Tree Green loan agreement, we have a 120 day period to cure the deficiency. We cured the deficiency in January 2012 by obtaining new tenant leases.

Loan covenants related to Frisco Square, Tanglewood at Voss and the senior secured credit facility include covenants that require us to maintain a tangible net worth of $242 million. As of December 31, 2011, our tangible net worth is $216 million. We are working with the lenders to waive the events of noncompliance or modify the covenant so that we are in compliance. However, there is no assurance that the lenders will agree to waive the events of noncompliance or to modify the covenant and may pursue their rights and remedies under the loan agreement.

Credit Facility

In February 2008, we entered into a senior secured credit facility providing for up to $75 million of secured borrowings. The initial credit facility allowed us to borrow up to $75 million in revolving loans, of which up to $20 million was available for issuing letters of credit. We have unconditionally guaranteed payment of the senior secured credit facility. The availability of credit under the senior secured credit facility is limited by the terms of the credit agreement. As of December 31, 2011 and 2010, the maximum availability under the senior secured credit facility was fully utilized. Effective February 13, 2011, we reached an agreement with the lenders of the senior secured credit facility to extend the maturity date of the loan from February 13, 2011 to February 13, 2012. The loan extension required a principal payment of $0.7 million. On April 26, 2011, we made a principal payment of $4 million from the proceeds of the sale of 12600 Whitewater. On June 30, 2011, we made a principal payment of $17.1 million from the proceeds of the sale of 2603 Augusta. On December 21, 2011, we made a principal payment of $10.8 million from the proceeds of the sale of Regency Center and the lender reserved $4.9 million as cash collateral which is included as restricted cash on our consolidated balance sheet as of December 31, 2011. Effective February 13, 2012 we reached an agreement with the lenders to extend the maturity date of the loan from February 13, 2012 to April 13, 2012, while we work out terms for a longer extension under the terms of the extension. The loan bears interest at LIBOR plus 4%. The credit facility balance was $37.5 million as of December 31, 2011.

Frisco Square

On August 31, 2011, effective as of August 28, 2011, we, through wholly owned subsidiaries of our operating partnership, entered into a Modification and Extension Agreement (the "Frisco Square Loan Extension") with the Frisco Square lenders for the five loan tranches associated with Frisco Square to extend the maturity date of the Frisco Square loans to January 28, 2012. The interest rates for the five separate tranches of the Frisco Square Loan Extension were unchanged from the terms of the original Frisco Square loans, subject to the lender condition that if less than $10 million of lender approved sales contracts were in place by October 28, 2011, the interest rates for each tranche within the Frisco Square Loan Extension would increase by 50 basis points. As of October 28, 2011, $10 million of lender approved sales were not in place. The Frisco Square Loan Extension requires that a principal payment of $0.2 million be made each month and that all excess cash flow after interest and required amortization is placed into a restricted deposit account and held as additional collateral. We have unconditionally guaranteed payment of the Frisco Square loans.

9. Notes Payable – (continued)

On January 28, 2012, the five loan tranches matured and we did not pay the outstanding principal balance of the loan which constituted an event of default. On February 1, 2012, we were notified by the lenders that we were in default of the Theater Loan as a result of the maturity default of the BHFS Loans and that the lenders intended to accelerate the Theater Loan if the maturity default of the BHFS Loans was not cured by February 9, 2012. We did not cure the default. The outstanding principal balance of the BHFS Loan is approximately $44.1 million and the outstanding principal balance of the Theater Loan is approximately $4.7 million.

We are and continue to make payments of interest at the non-default rate and principal payments due on both the BHFS Loans and the Theater Loan pursuant to the terms of the modified agreement. We also continue to fund operating expenses, tenant improvement expenses and leasing commissions at the property and are current on property taxes with the most recent annual payment having been made on January 31, 2012 in respect of the property's 2011 property taxes.

We have been and remain actively working with the lenders to extend the maturity date of the BHFS Loan. However, there is no assurance that the lenders will agree to extend the maturity date and may pursue their rights and remedies under the loan agreements, which may include, among other things, ceasing any funding of escrowed expenses, the appointment of a receiver or foreclosure. We intend to use all options available to us to defend and protect our interest in the property.

The following table summarizes our aggregate contractual obligations for principal payments as of December 31, 2011:

Principal Payments Due:	
2012	$151,439
2013	29,964
2014	59,801
2015	360
2016	23,613
Thereafter	—
Unamortized premium	680
	$265,857

10. Derivative Instruments and Hedging Activities

We may be exposed to the risk associated with variability of interest rates that might impact our cash flows and the results of operations. The hedging strategy of entering into interest rate caps and swaps, therefore, is to eliminate or reduce, to the extent possible, the volatility of cash flows. In addition, we may be exposed to foreign currency exchange risk related to our net investments in the Becket House leasehold interest and the Central Europe Joint Venture. Accordingly, our hedging strategy is to protect our net investments in foreign currency denominated entities against the risk of adverse changes in foreign currency to U.S. dollar exchange rates.

In November 2011, we entered into an interest rate cap agreement related to the debt on our Chase Park Plaza Hotel and Chase — The Private Residences. In August 2010, we entered into two new interest rate cap agreements related to the debt on our Santa Clara 700/750 buildings. In July 2010, our foreign currency put/call option related to Central Europe Joint Venture expired.

Derivative instruments classified as assets were reported at their combined fair values of $0.1 million and less than $0.1 million in prepaid expenses and other assets at December 31, 2011 and December 31, 2010, respectively. We had no derivative instruments classified as liabilities as of December 31, 2011 and December 31, 2010. During the year ended December 31, 2011, we recorded an unrealized loss of

10. Derivative Instruments and Hedging Activities – (continued)

$0.1 million to AOCI in our statement of equity to adjust the carrying amount of the interest rate swaps and caps qualifying as hedges at December 31, 2011. During the year ended December 31, 2010, we recorded an unrealized gain of $0.5 million to AOCI in our statement of equity to adjust the carrying amount of the interest rate swaps and caps qualifying as hedges at December 31, 2010. Unrealized gains on interest rate derivatives for the year ended December 31, 2010 reflect a reclassification of $0.8 million of unrealized gains from accumulated other comprehensive loss to interest expense.

The following table summarizes the notional values of our derivative financial instruments as of December 31, 2011. The notional values provide an indication of the extent of our involvement in these instruments at December 31, 2011, but do not represent exposure to credit, interest rate, or market risks ($ in thousands):

Type / Description	Notional Value (in thousands)	Interest Rate / Strike Rate	Maturity	Fair Value Asset
Cash Flow Hedges				
Interest rate cap – Santa Clara 700/750	$20,000	4.0%	June 15, 2013	$ 1
Interest rate cap – Santa Clara 700/750	$ 5,000	4.0%	June 15, 2013	$ —
Interest rate cap – Chase Park Plaza Hotel and Chase – The Private Residences	$59,000	3.0%	December 9, 2014	$ 63

The table below presents the fair value of our derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2011, 2010 and 2009 ($ in thousands).

	Balance Sheet Location	Asset Derivatives			Liability Derivatives		
		Fair Value at December 31, 2011	Fair Value at December 31, 2010	Fair Value at December 31, 2009	Fair Value at December 31, 2011	Fair Value at December 31, 2010	Fair Value at December 31, 2009
Derivatives designated as hedging instruments:							
Interest rate derivative contracts	Prepaid expenses and other assets	$ 64	$ 37	$ —	$ —	$ —	$ —
Interest rate derivative contracts	Accrued and other liabilities	—	—	—	—	—	(611)
Foreign exchange contracts	Prepaid expenses and other assets	—	—	204	—	—	—
Total derivatives designated as hedging instruments		$ 64	$ 37	$204	$ —	$ —	$ (611)
Derivatives not designated as hedging instruments:							
Interest rate derivative contract	Accrued and other liabilities	$ —	$ —	$ —	$ —	$ —	$(2,470)
Total derivatives.		$ 64	$ 37	$204	$ —	$ —	$(3,081)

10. Derivative Instruments and Hedging Activities – (continued)

The tables below present the effect of our derivative financial instruments on the consolidated statements of operations for the periods ended December 31, 2011, 2010 and 2009 ($ in thousands).

Derivatives in Cash Flow Hedging Relationships

	Amount of Gain or (Loss) Recognized in AOCI on Derivative (Effective Portion)			Amount of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)(1)		
	Year Ended December 31,			Year Ended December 31,		
	2011	2010	2009	2011	2010	2009
Interest rate	$(149)	$504	$1,336	$ —	$726	$240

(1) Amounts related to interest rate derivative contracts are included in interest expense.

Derivatives in Net Investment Hedging Relationships

	Amount of Gain or (Loss) Recognized in AOCI on Derivative (Effective Portion)			Amount of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)(1)			Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)		
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Foreign exchange	$ —	$(1,726)	$(1,049)	$ —	$ —	$ —	$ —	$ —	$(266)

(1) We do not expect to reclassify any gain or loss from AOCI into income until the sale or upon complete or substantially complete liquidation of the respective investment in the foreign entity.

Derivatives Not Designated as Hedging Instruments

	Location of Gain or (Loss) Recognized in	Amount of Gain or (Loss)		
		Year Ended December 31,		
		2011	2010	2009
Interest rate derivative contract	Interest expense	$ —	$702	$1,615

Credit risk and collateral

Our credit exposure related to interest rate and foreign currency derivative instruments is represented by the fair value of contracts with a net liability fair value at the reporting date. These outstanding instruments may expose us to credit loss in the event of nonperformance by the counterparties to the agreements. However, we have not experienced any credit loss as a result of counterparty nonperformance in the past. To manage credit risk, we select and will periodically review counterparties based on credit ratings and limit our exposure to any single counterparty. Under our agreement with the counterparty related to our interest rate caps of the Santa Clara 700/750 buildings and Chase Park Plaza Hotel and Chase- The Private Residences, cash deposits may be required to be posted by the counterparty whenever their credit rating falls below certain levels. At December 31, 2011, no collateral has been posted with our counterparties nor have our counterparties posted collateral with us related to our derivative instruments.

11. Leasing Activity

Future minimum base rental payments due to us under non-cancelable leases in effect as of December 31, 2011 for our consolidated properties are as follows:

Year	Future Minimum Base Rental Payments
2012	$ 27,810
2013	26,798
2014	15,548
2015	12,946
2016	11,584
2017	10,370
2018	3,559
2019	1,984
2020	1,655
2021	1,684
Thereafter	3,093
Total	$117,031

As of December 31, 2011, none of our tenants accounted for 10% or more of our aggregate annual rental revenues from our consolidated properties.

12. Stockholders' Equity

On November 23, 2004 (date of inception), we sold 1,000 shares of convertible stock and 21,739 shares of common stock to Behringer Harvard Holdings, LLC ("Behringer Harvard Holdings") for $201,000 in cash. Pursuant to its terms, the convertible stock generally is convertible into shares of our common stock with a value equal to 15% of the amount by which (1) our enterprise value, including the total amount of distributions paid to our stockholders, exceeds (2) the sum of the aggregate capital invested by our stockholders plus a 10% cumulative, non-compounded, annual return on such capital. At the date of issuance of the shares of convertible stock, management determined the fair value under GAAP was less than the nominal value paid for the shares; therefore, the difference is not material. Conversion of the convertible stock may be limited by our board of directors if it determines that full conversion may jeopardize our qualification as a REIT. Our board of directors may authorize additional shares of capital stock and their characteristics without obtaining stockholder approval.

Share Redemption Program

Our board of directors adopted a share redemption program that permited stockholders to sell their shares back to us after they had held them for at least one year, subject to the significant conditions and limitations of the program. Our board of directors can amend the provisions of our share redemption program without the approval of our stockholders. The terms on which we redeem shares may differ between redemptions upon a stockholder's death, "qualifying disability" (as defined in the share redemption program) or confinement to a long-term care facility and all other redemptions.

On January 10, 2011, as is customary for REITs entering the disposition phase, in accordance with the Company's Third Amended and Restated Share Redemption Program, the board suspended the redemption program until further notice. This also allows the Company to further conserve capital in anticipation of its portfolio capital needs that can preserve and enhance ultimate sales proceeds of its properties, including capital needs for leasing commissions, tenant improvements, completion of development or redevelopment, disposition costs, and other capital requirements.

12. Stockholders' Equity – (continued)

No shares of common stock were redeemed during the year ended December 31, 2011. An aggregate total of 984,267 shares of common stock have been redeemed since inception.

Distributions

We initiated the payment of monthly distributions in August 2006. In April 2007, and through March 2009, the declared distribution rate was a 3% annualized rate of return, calculated on a daily record basis of $0.0008219 per share. Pursuant to our Third Amended and Restated Distribution Reinvestment Plan (the "DRP"), many of our stockholders elected to reinvest any cash distribution in additional shares of common stock. We record all distributions when declared, except that the stock issued through the DRP was recorded when the shares were actually issued.

Distributions are authorized at the discretion of our board of directors based on its analysis of our performance over the previous period, expectations of performance for future periods, including actual and anticipated operating cash flow, changes in market capitalization rates for investments suitable for our portfolio, capital expenditure needs, general financial condition and other factors that our board deems relevant. The board's decision will be influenced, in substantial part, by its obligation to ensure that we maintain our status as a REIT. In connection with entering our disposition phase, on March 28, 2011, our board of directors discontinued regular quarterly distributions in favor of those that may arise from proceeds available to be distributed from our asset sales.

Distributions paid to stockholders have been funded through various sources, including cash flow from operating activities, proceeds raised as part of our initial public offering, reinvestment through our distribution reinvestment plan and/or additional borrowings. The following summarizes certain information related to the sources of recent distributions ($ in thousands):

	December 31,		
	2011	2010	2009
Total Distributions Paid	$ 1,410	$ 8,402	$13,772
Principal Sources of Funding:			
Distribution Reinvestment Plan	$ 925	$ 5,676	$ 9,896
Cash flow provided by operating activities	$17,488	$17,464	$11,421
Cash available at the beginning of the period[1]	$ 9,833	$ 9,511	$25,260

(1) Represents the cash available at the beginning of the reporting period primarily attributable to excess funds raised from the issuance of common stock and borrowings after the impact of historical operating activities, other investing and financing activities.

12. Stockholders' Equity – (continued)

Cash amounts distributed to stockholders during the year ended December 31, 2011 and 2010 were $0.5 million and $2.7 million, respectively, and were funded from cash flow provided by operating activities. The following are the distributions declared and paid for the quarters in the years ended December 31, 2011 and 2010 ($in thousands, except per share amounts).

	Distributions Paid			Total Distributions Declared	Declared Distribution Per Share
2011	**Cash**	**Reinvested**	**Total**		
Fourth Quarter	$ —	$ —	$ —	$ —	$ —
Third Quarter	—	—	—	—	—
Second Quarter	—	—	—	—	—
First Quarter	485	925	1,410	—	—
Total	$485	$925	$1,410	$ —	$ —

	Distributions Paid			Total Distributions Declared	Declared Distribution Per Share
2010	**Cash**	**Reinvested**	**Total**		
Fourth Quarter	$ 476	$ 931	$1,407	$1,409(1)	$0.025
Third Quarter	474	930	1,404	1,406	0.025
Second Quarter	460	943	1,403	1,406	0.025
First Quarter	1,316	2,872	4,188	1,405	0.025
Total	$2,726	$5,676	$8,402	$5,626	$0.100

(1) The distribution was declared on January 10, 2011 for the fourth quarter 2010 and was paid on February 3, 2011.

Distributions were determined and paid in arrears rather than in advance of the period to which they applied. On March 28, 2011, the board of directors terminated our distribution reinvestment plan and discontinued regular quarterly distributions in favor of cash distributions that may arise from proceeds available to be distributed from the sale of assets. Therefore, we do not expect to issue any additional shares under the distribution reinvestment plan.

13. Stock-Based Compensation

The Behringer Harvard Opportunity REIT I, Inc. Amended and Restated 2004 Incentive Award Plan ("Incentive Award Plan") was approved by our board of directors on July 19, 2005 and by our stockholders on July 25, 2005, and provides for equity awards to our directors and consultants and to employees, directors, and consultants of our affiliates. In November 2008, the board of directors approved an amendment to the grantees' stock option agreements for all awards granted prior to December 31, 2007, setting forth a revised vesting and expiration schedule. Accordingly, all options granted prior to December 31, 2007 that were previously outstanding and fully vested are subject to the revised vesting and expiration schedule as follows: 25% become exercisable in each of the calendar years 2010 and 2011 with the remaining 50% exercisable in the calendar year 2012. Any vested awards not exercised in the calendar year specified are forfeited and no longer exercisable. We did not recognize any incremental compensation cost resulting from these modifications.

On October 17, 2011, we issued options to purchase 5,000 shares of our common stock at 7.66 per share and on October 18, 2010, we issued options to purchase 5,000 shares of our common stock at $8.03 per share to each of our three independent directors pursuant to the Incentive Award Plan. On June 22, 2009, we issued options to purchase 5,000 shares of our common stock at $8.17 per share to each of our three independent directors pursuant to the Incentive Award Plan. On July 24, 2008, we issued options to purchase 5,000 shares of our common stock at $9.50 per share to each of our three independent directors pursuant to

13. Stock-Based Compensation – (continued)

the Incentive Award Plan. The options issued in 2011, 2010, 2009 and 2008 become exercisable one year after the date of grant. As of December 31, 2011, options to purchase 79,792 shares of stock were outstanding, of which 54,896 are fully vested, at a weighted average exercise price per share of $8.66. The remaining contractual life of the outstanding options is 4.9 years. Compensation expense associated with our Incentive Award Plan was not material for the years ended December 31, 2011, 2010, or 2009.

14. Related Party Transactions

Behringer Harvard Opportunity Advisors I and certain of its affiliates receive fees and compensation in connection with our initial public offering of common stock to the public, and in connection with the acquisition, management, and sale of our assets. We terminated our primary offering component of our initial public offering on December 28, 2007.

Since the Company's inception, the Advisor or its predecessors have been responsible for managing our day-to-day affairs and for, among other things, identifying and making acquisitions and other investments on our behalf. The Company's relationship with the Advisor, including the fees paid by us to the Advisor or the reimbursement of expenses by us for amounts paid, or incurred by the Advisor, on our behalf is governed by an advisory management agreement that has been in place since September 20, 2005 and amended at various times thereafter.

In early 2011, the Advisor and the Company, through members of its audit committee, considered and discussed the application of certain fee and expense reimbursement provisions contained in the advisory management agreement. To clarify the calculation of these fees and expense reimbursements and to, among other things, revise the calculation of the debt financing fee that may be paid to the Advisor, we entered into the Second Amended and Restated Advisory Management Agreement (the "Amended Agreement") with our Advisor on May 13, 2011. The Amended Agreement is effective as of December 31, 2010. On December 20, 2011, we entered into the First Amendment to the Amended Agreement (the "First Amendment") which is effective as of January 1, 2012. Under the First Amendment, the annual asset management fee payable by us to the Advisor was reduced from 0.75% to 0.60% of the aggregate asset value of acquired real estate and real estate related assets. Also on December 20, 2011, we renewed the Amended Agreement, as amended by the First Amendment, through December 31, 2012. Other than as described above, the terms of the Amended Agreement remain unchanged.

During the year ended December 31, 2011, Behringer Harvard Opportunity Advisors I earned an annual asset management fee of 0.75% of the aggregate asset value of acquired real estate and real estate related assets. The fee is payable monthly in arrears in an amount equal to one-twelfth of 0.75% of the aggregate asset value as of the last day of the month. For the year ended December 31, 2011, we expensed $5.4 million of asset management fees all of which were calculated before the First Amendment became effective. For the year ended December 31, 2010, we expensed $6 million of asset management fees. For the year ended December 31, 2009, we expensed $6.6 million of asset management fees and capitalized less than $0.1 million of asset management fees to real estate. Amounts include asset management fees from discontinued operations.

Behringer Harvard Opportunity Advisors I, or its affiliates, receives acquisition and advisory fees of 2.5% of the contract purchase price of each asset for the acquisition, development or construction of real property or 2.5% of the funds advanced in respect of a loan. Under the Amended Agreement, our obligation to reimburse the Advisor for acquisition expenses is no longer limited to 0.5% of the contract purchase price of each asset, or with respect to a loan, up to 0.5% of the funds advanced (including expenses paid or incurred prior to amendment of the advisory management agreement). For the years ended December 31, 2011 and December 31, 2010, we incurred $0.4 million and $1.1 million in acquisition and advisory fees, respectively. Behringer Harvard Opportunity Advisors I or its predecessor-in-interest did not earn acquisition and advisory fees or acquisition expense reimbursements in the year ended December 31, 2009.

14. Related Party Transactions – (continued)

Under the Amended Agreement, the debt financing fee paid to the Advisor for a Loan (as defined in the Amended Agreement) will be 1% of the loan commitment amount. Amounts due to the Advisor for a Revised Loan (as defined in the Amended Agreement) will be 40 basis points of the loan commitment amount for the first year of any extension (provided the extension is for at least 120 days), an additional 30 basis points for the second year of an extension, and another 30 basis points for the third year of an extension in each case, prorated for any extension period less than a full year. The maximum debt financing fee for any extension of three or more years is 1% of the loan commitment amount. Under the previous agreement, the Advisor was entitled to a fee of 1% of the loan commitment amount regardless of the length of the extension. We incurred $0.9 million, $0.6 million, and $0.4 million in debt financing fees for the years ended December 31, 2011, 2010, and 2009, respectively.

We reimburse Behringer Harvard Opportunity Advisors I or its affiliates for all expenses paid or incurred by them in connection with the services they provide to us, including direct expenses and the costs of salaries and benefits of persons employed by those entities and performing services for us, subject to the limitation that we will not reimburse for any amount by which our Advisor's operating expenses (including the asset management fee) at the end of the four fiscal quarters immediately preceding the date reimbursement is sought exceeds the greater of: (1) 2% of our average invested assets or (2) 25% of our net income for that four quarter period other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and any gain from the sale of our assets for that period. Notwithstanding the preceding sentence, we may reimburse the Advisor for expenses in excess of this limitation if a majority of our independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. The salaries and benefits that we reimburse to our Advisor exclude the salaries and benefits that our Advisor or its affiliates may pay to our named executive officers. For the years ended December 31, 2011, 2010, and 2009, we incurred and expensed costs for administrative services totaling $2 million, $1.9 million and $1.9 million, respectively.

We pay HPT Management Services LLC, Behringer Harvard Real Estate Services, LLC, or Behringer Harvard Opportunity Management Services, LLC (collectively, "BH Property Management"), affiliates of our Advisor and our property managers, fees for management, leasing, and construction supervision of our properties, which may be subcontracted to unaffiliated third parties. Such fees are equal to 4.5% of gross revenues plus leasing commissions based upon the customary leasing commission applicable to the same geographic location of the respective property. In the event that we contract directly with a non-affiliated third-party property manager in respect of a property, we will pay BH Property Management an oversight fee equal to 0.5% of gross revenues of the property managed. In no event will we pay both a property management fee and an oversight fee to BH Property Management with respect to any particular property. We incurred and expensed property management fees or oversight fees totaling $0.9 million, $1.5 million, and $2 million in the years ended December 31, 2011, 2010, and 2009, respectively.

Our principal demands for funds for the next twelve months and beyond will be for the payment of costs associated with the lease-up of available space at our operating properties (including commissions, tenant improvements, and capital improvements), certain ongoing costs at our development properties, Company operating expenses, special distributions as they are declared and interest and principal on our outstanding indebtedness. We expect to fund a portion of these demands by using cash flow from operations of our current investments and borrowings. Additionally, we will use proceeds from our strategic asset sales.

To bridge the Company's liquidity needs until these asset sales occur, in January 2011, the Company obtained a deferral from our Advisor of the payment of all asset management fees accruing during the months of May 2010 through March 2011 and all debt financing fees and expense reimbursements accruing during the months of July 2010 through March 2011 until the earlier of January 10, 2013 or such time as the Company has sufficient (a) net sales proceeds, (b) net refinancing proceeds, or (c) cash flow from operations, after establishing appropriate working capital reserves, to enable the Company to make payments thereon. Also in

14. Related Party Transactions – (continued)

January 2011, BH Property Management deferred our obligation to pay property management oversight fees accruing during the months of July 2010 through March 2011 until the earlier of January 10, 2013 or such time as the Company has sufficient (a) net sales proceeds, (b) net refinancing proceeds, or (c) cash flow from operations, after establishing appropriate working capital reserves, to enable the Company to make payments thereon. The total deferred fees and expenses at December 31, 2011 was $2.9 million. No such deferral existed as of December 31, 2010.

On March 29, 2011, the Company obtained a $2.5 million loan from our Advisor to further bridge the Company's short-term liquidity needs. The $2.5 million loan bears interest at a rate of 5% and has a maturity date of the earliest of (i) March 29, 2013, (ii) the termination without cause of the advisory management agreement, or (iii) the termination without cause of the property management agreement. The balance on the loan at December 31, 2011 was $1.5 million. The loan did not exist as of December 31, 2010.

At December 31, 2011, we had a payable to our Advisor and its affiliates of $5.8 million. This balance consists of accrued and deferred fees during 2011, including asset management fees, administrative service expenses, debt financing fees, acquisition fees, property management fees, a loan of $1.5 million and other miscellaneous costs payable to Behringer Harvard Opportunity Advisors I and BH Property Management. At December 31, 2010, we had a payable to our Advisor and its affiliates of $0.9 million.

We are dependent on Behringer Harvard Opportunity Advisors I and BH Property Management for certain services that are essential to us, including asset acquisition and disposition decisions, property management and leasing services, and other general administrative responsibilities. In the event that these companies are unable to provide us with the respective services, we would be required to obtain such services from other sources.

On September 26, 2011, we, through a wholly owned subsidiary of our operating partnership, entered into a lease agreement with Behringer Harvard REIT I, Inc., a real estate investment program sponsored by our sponsor Behringer Harvard Holdings LLC, to lease approximately 14,500 rentable square feet at Bent Tree Green to Behringer Harvard REIT I, Inc. The lease commenced on November 1, 2011 for a 66-month term (the first six months of which are free rent) with scheduled rent increases every 12 months. The Company's management and board of directors determined that the lease was fair and reasonable to the Company and on terms and conditions that are no less favorable to the Company than can be obtained from unaffiliated third parties for comparable transactions or services in the same location.

15. Supplemental Cash Flow Information

Supplemental cash flow information is summarized below for the years ended December 31, 2011, 2010, and 2009.

	Year ended December 31,		
	2011	2010	2009
Supplemental disclosure:			
Interest paid, net of amounts capitalized	$13,463	$ 11,953	$13,685
Non-cash investing and financing activities:			
Property and equipment additions and purchases of real estate in accrued liabilities	$ 325	$ 10	$ 111
Capital expenditures for real estate under development in accounts payable and accrued liabilities	$ 1,299	$ 973	$ 1,082
Capital expenditures for real estate under development contributed from unconsolidated joint venture	$ 549	$ —	$ —
Contribution of notes receivable and accrued interest by noncontrolling interest holder	$ 8,607	$ —	$ —
Amortization of deferred financing fees in properties under development	$ 20	$ 69	$ 271
Investment in unconsolidated joint ventures	$ —	$ 12,169	$ —
Common stock issued in distribution reinvestment plan	$ 925	$ 5,676	$ 9,896
Capitalized deferred financing costs in accrued liabilities	$ 521	$ 673	$ —
Conversion of notes receivable to investment			
Real estate and lease intangibles	$ —	$ 52,369	$ —
Notes receivable	$ —	$ (18,265)	$ —
Note payable	$ —	$ (39,539)	$ —
Other assets and liabilities, net	$ —	$ (590)	$ —
Deed in lieu of foreclosure			
Real estate and lease intangibles	$ —	$ (19,828)	$ —
Note payable	$ —	$ 17,904	$ —
Other assets and liabilities, net	$ —	$ (329)	$ —
Deconsolidation of properties			
Real estate and lease intangibles	$ —	$(116,316)	$ —
Notes receivable	$ —	$ 30,999	$ —
Notes payable	$ —	$ 92,183	$ —
Other assets and liabilities, net	$ —	$ (3,813)	$ —
Noncontrolling interest	$ —	$ (10,424)	$ —

16. Discontinued Operations

In August 2010, we transferred ownership of our property, Ferncroft Corporate Center, to the lender associated with this property. On April 26, 2011, we sold 12600 Whitewater to an unaffiliated third party for $9.6 million. On June 30, 2011, we sold 2603 Augusta to an unaffiliated third party for $24 million. On October 4, 2011, we sold Crossroads to an unaffiliated third party for $27.9 million. On December 21, 2011, we sold Regency Center to an unaffiliated third party for $16.8 million. We had no properties classified as held for sale at December 31, 2011 and December 31, 2010.

We have reclassified the results of operations for these properties into discontinued operations in the consolidated statements of operations for the years ended December 30, 2011, 2010 and 2009. The results of these properties are classified as discontinued operations in the accompanying condensed consolidated statements of operations and other comprehensive loss and summarized in the following table ($ in thousands):

	Years Ended December 31,		
	2011	2010	2009
Revenues			
Rental revenue	$ 7,214	$ 12,985	$17,873
Expenses			
Property operating expenses	2,532	5,152	6,398
Bad debt expense	13	1	134
Interest expense	1,079	2,352	2,899
Real estate taxes	849	1,672	1,873
Impairment charge	5,167	18,253	—
Property management fees	289	561	762
Asset management fees	496	848	915
Depreciation and amortization	2,555	5,555	8,968
Total expenses	12,980	34,394	21,949
Interest Income	2	2	5
Gain on troubled debt restructuring	452(1)	—	—
Loss on debt extinguishment	—	(2,253)	—
Gain on sale of real estate property	849	—	—
Loss from discontinued operations	$ (4,463)	$(23,660)	$ (4,071)

(1) Gain on troubled debt restructuring was related to the sale of Crossroads on October 4, 2011

The following sales are not classified as discontinued operations. During the year ended December 31, 2010, we sold 15 of the Chase — The Private Residences condominiums for approximately $27.8 million. On January 12, 2011, we sold 4.77 acres of land that was a part of our Frisco Square investment to an unaffiliated third party for approximately $6 million. During the year ended December 31, 2011, we sold 12 of the Chase — The Private Residences condominiums for total revenue of $8.9 million.

17. Quarterly Results (Unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2011 and 2010:

	2011 Quarters Ended			
	March 31	June 30	September 30	December 31
Revenue	$ 11,595	$ 12,561	$ 16,876	$11,462
Net income (loss)	$ (8,893)	$(52,653)	$(20,222)	$ (9,229)
Income (loss) from discontinued operations	$ (3,780)	$ 1,072	$ (1,935)	$ 180
Gain (loss) on sale of real estate	$ 1,335	$ (1)	$ —	$ —
Add: Net loss attributable to the noncontrolling interest	$ 198	$ 3,961	$ 917	$ 442
Net income (loss) attributable to common shareholders	$(11,140)	$(47,621)	$(21,240)	$ (8,607)
Basic and diluted weighted average shares outstanding	56,458	56,500	56,500	56,500
Basic and diluted income (loss) per share	$ (0.20)	$ (0.83)	$ (0.37)	$ (0.15)

	2010 Quarters Ended			
	March 31	June 30	September 30	December 31
Revenue	$ 38,976	$12,328	$ 11,223	$12,160
Net income (loss)	$ (7,968)	$ (6,212)	$(25,237)	$ (3,606)
Income (loss) from discontinued operations	$ (5,190)	$ (992)	$(13,035)	$ (4,443)
Gain (loss) on sale of real estate	$ —	$ —	$ 3,935	$ (34)
Add: Net loss attributable to the noncontrolling interest	$ 364	$ 237	$ 499	$ 449
Net income (loss) attributable to common shareholders	$(12,794)	$ (6,967)	$(33,838)	$ (7,634)
Basic and diluted weighted average shares outstanding	56,051	56,203	56,261	56,380
Basic and diluted income (loss) per share	$ (0.23)	$ (0.12)	$ (0.60)	$ (0.14)

18. Subsequent Events

Frisco Square

The BHFS Loan matured on January 28, 2012 and we did not pay the outstanding principal balance of the loan which constituted an event of default. An event of default under the BHFS Loan constitutes an event of default under the Theater Loan. On February 1, 2012, we were notified by the lenders that we were in default of the Theater Loan as a result of the maturity default of the BHFS Loan and that the lenders intended to accelerate the Theater Loan if the maturity default of the BHFS Loan was not cured by February 9, 2012. The current outstanding principal balance of the BHFS Loan is approximately $44.1 million and the current outstanding principal balance of the Theater Loan is approximately $4.7 million.

We are and continue to make payments of interest at the non-default rate and principal payments due on both the BHFS loans and the Theater Loan pursuant to the terms of the modified agreement. We also continue to fund operating expenses, tenant improvement expenses and leasing commissions at the property and are

18. Subsequent Events – (continued)

current on property taxes with the most recent annual payment having been made on January 31, 2012 in respect of the property's 2011 property taxes.

We have been and remain actively working with the lenders to extend the maturity date of the BHFS Loan. However, there is no assurance that the lenders will agree to extend the maturity date and may pursue their rights and remedies under the loan agreements, which may include, among other things, ceasing any funding of escrowed expenses, the appointment of a receiver, or foreclosure. We intend to use all options available to us to defend and protect our interest in the property and to that end have engaged bankruptcy counsel.

Credit Facility

On February 9, 2012 we executed a term sheet for a 12-month extension for principal of $32.5 million with $5 million currently held in escrow applied to the current principal balance. The extension will require a 35 bps loan commitment fee and has an interest rate at one-month LIBOR+400 points. We will use the $5 million currently held by the lender as additional cash collateral to pay down the loan to $32.5 million. Effective February 13, 2012, we reached an agreement with the lenders to extend the maturity date of the loan from February 13, 2012 to April 13, 2012, while we work on the terms of the 12 month extension with the lenders. The balance outstanding under the senior secured credit facility is $37.5 million as of December 31, 2011 and February 13, 2012. We expect to close the 12-monthly extension prior to the April 13, 2012 maturity.

Santa Clara 700/750

On March 15, 2012, we, through our 50% owned joint venture, executed a purchase and sale agreement to sell the Santa Clara 700/750 building to an unaffiliated third party. The contract sales price is approximately $47.8 million. We expect to close this transaction in May 2012.

Royal Island

On March 22, 2012 we executed an Agreement Regarding Transfer with the borrowers and guarantors of our Royal Island note receivable. Under the agreement, we would accept transfer of the outstanding shares of Royal Island (Australia) Pty Limited, an Australian corporation for, among other items, the release of the guarantors from their guarantees under the Royal Island notes receivable. If the shares are transferred to us, we would have full control of the Royal Island entity. We have a 30-day due diligence period, extendable up to 90-days, to review documents and records of the Royal Island partnerships. We still reserve all rights and remedies under the terms of the note owed to us, including foreclosure, if we are unsuccessful in closing this transaction.

Valuation and Qualifying Accounts and Reserves
Schedule II
December 31, 2011, 2010, and 2009
(amounts in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2011					
Allowance for doubtful accounts .	$ 377	$ 461	$ —	$ 461	$ 377
Allowance for loan loss	7,136	27,529	—	—	34,665
Year ended December 31, 2010					
Allowance for doubtful accounts .	$ 290	$ 1,241	$ —	$ 1,154	$ 377
Allowance for loan loss	—	7,136	—	—	7,136
Year ended December 31, 2009					
Allowance for doubtful accounts .	$ 206	$10,101	$696	$10,713	$ 290

Behringer Harvard Opportunity REIT I, Inc.
Real Estate and Accumulated Depreciation
Schedule III
December 31, 2011
(amounts in thousands)

Property Name	Location	Encumbrances	Initial cost: Land and improvements	Initial cost: Building and improvements	Cost capitalized subsequent to acquisition(6)	Gross amount carried at close of period	Accumulated depreciation	Year of construction	Date acquired	Depreciable life
Chase Park Plaza. . .	St. Louis, MO	$ 58,429	$ 3,612	$ 50,143	$ 39,917	$ 93,672	$10,759	1922 – 1931	12/8/2006	(1)
Bent Tree Green . . .	Dallas, TX	6,503	1,454	9,711	4,194	15,359	3,030	1983	12/13/2006	(2)
Las Colinas Commons	Irving, TX	11,400(4)	2,785	9,718	3,410	15,913	3,127	1979 – 2001	12/20/2006	(2)
Santa Clara Tech Center.	SantaClara,CA	25,000	25,777	51,542	(32,575)	44,744	5,326	1984	5/2/2007	(2)
5000 S. Bowen Road.	Arlington, TX	11,812(4)	2,800	17,421	—	20,221	3,196	1983	5/10/2007	(2)
The Lodge & Spa at Cordillera	Edwards, CO	—	9,398	7,468	(8,015)	8,851	980	1988	6/6/2007	(1)
Rio Salado Business Center.	Phoenix, AZ	1,032	7,010	—	7,258	14,268	—	—	6/29/2007	(3)
Frisco Square	Frisco, TX	48,969(5)	40,098	27,907	11,652	79,657	8,306	2002 – 2003	8/3/2007	(2)
Northpoint Central . .	Houston, TX	14,250(4)	750	19,849	2,992	23,591	4,416	1982	9/13/2007	(2)
Northborough Tower .	Houston, TX	20,584	1,400	31,401	1,296	34,097	4,950	1983	2/26/2008	(2)
Tanglewood at Voss .	Houston, TX	39,025(4)	9,410	41,895	101	51,406	2,163	2008	9/30/2010	(2)
Totals		$237,004	$104,494	$267,055	$ 30,230	$401,779	$46,253			

(1) Hotel is 39 years

(2) Buildings are 25 years

(3) Property under development

(4) These properties secure our Senior Secured Revolving Credit Facility

(5) The BHFS Loan matured on January 28, 2012 and we did not pay the outstanding principal balance of the loan. We have been and remain actively working with the lenders to extend the maturity date of the BHFS Loan. However, there is no assurance that the lenders will agree to extend the maturity date. We intend to use all options available to us to defend and protect our interest in the property.

(6) Includes adjustment to basis, such as impairment losses

A summary of activity for real estate and accumulated depreciation for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Year Ended December 31, 2011	2010	2009
Real Estate:			
Balance at beginning of period.	$498,318	$599,609	$586,833
Acquisitions.	—	51,305	—
Improvements	7,058	12,723	10,165
Write-offs	(454)	(772)	—
Deconsolidation	—	(87,828)	—
Disposals.	—	(22,001)	—
Reclassification of real estate under development to condominium inventory	—	—	3,569
Impairment loss	(16,424)	(18,982)	(958)
Cost of real estate sold	(86,719)	(35,736)	—
Balance at end of the period	$401,779	$498,318	$599,609
Accumulated depreciation:			
Balance at beginning of period.	$ 44,414	$ 39,868	$ 21,678
Depreciation expense.	14,929	15,583	18,190
Write-offs	(426)	(741)	—
Deconsolidation	—	(4,279)	—
Disposals.	(12,664)	(6,017)	—
Balance at end of the period	$ 46,253	$ 44,414	$ 39,868

Behringer Harvard Opportunity REIT I, Inc.
Mortgage Loans on Real Estate
Schedule IV
December 31, 2011

Description	Interest Rate	Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages	Principal Amount of Loans Subject to Delinquent Principal or Interest
Alexan Black Mountain mezzanine loan.	10.50%	9/29/06	No payment until completion	$29,000[(2)]	$ 9,676	$ 0	$ 0
Bridge loan financing for the continuing development and construction of Royal Island.	Libor + 8%	12/20/08[(1)]	Interest only until maturity	n/a	$56,269	$31,280	$56,269
				$29,000	$65,945	$31,280	$56,269

(1) This loan is currently in default

(2) We do not hold the construction loan on this property. Accordingly, the amount of the prior lien at December 31, 2011 is estimated.

Reconciliation of the Carrying Amount of Mortgages:	
Balance at beginning of 2009	$34,599
Additions during period:	
New mortgage loans	6,015
Balance at close of 2009	$40,614
Additions during period:	
New mortgage loans	13,190
Deductions during period:	
Allowance for loan loss	($ 7,136)
Balance at close of 2010	$46,668
Additions during period:	
New mortgage loans	5,141
Contribution on note – noncontrolling partner[(1)]	7,000
Deductions during period:	
Allowance for loan loss	($27,529)
Balance at close of 2011	$31,280

(1) Related to Royal Island loan

*****

EXHIBIT INDEX

Exhibit Number	Description
3.1	Second Articles of Amendment and Restatement of the Registrant (previously filed in and incorporated by reference to Form 8-K filed on July 29, 2008)
3.2	Certificate of Correction to Second Articles of Amendment and Restatement of the Registrant (previously filed in and incorporated by reference to Form 8-K filed on June 9, 2011)
3.3	Amended and Restated Bylaws of the Registrant (previously filed in and incorporated by reference to Form 8-K filed on March 11, 2010)
3.4	First Amendment to the Amended and Restated Bylaws of the Registrant (previously filed in and incorporated by reference to Form 8-K filed on January 24, 2012)
4.1	Third Amended and Restated Distribution Reinvestment Plan (previously filed in and incorporated by reference to Form 10-Q filed on November 13, 2009)
10.1	Letter Agreement dated January 10, 2011 between the Registrant and Behringer Harvard Opportunity Advisors I, LLC (previously filed in and incorporated by reference to Form 10-Q filed on May 16, 2011)
10.2	Letter Agreement dated January 10, 2011 between the Registrant and HPT Management Services, LLC, Behringer Harvard Real Estate Services, LLC and Behringer Harvard Opportunity Management Services, LLC (previously filed in and incorporated by reference to Form 10-Q filed on May 16, 2011)
10.3	Second Amendment to Credit Agreement between Behringer Harvard Opportunity OP I, LP, Behringer Harvard Bowen Road LP, Behringer Harvard Whitewater, LLC, Behringer Harvard Las Colinas LP, Behringer Harvard Augusta LP, Behringer Harvard Northpoint LP and Behringer Harvard Regency LP, with Bank of America, N.A., as lender and administrative agent and other lending institutions that became a party to the Credit Agreement effective February 13, 2011 (previously filed in and incorporated by reference to Form 10-Q filed on May 16, 2011)
10.4	Fourth Loan Modification and Extension Agreement between Chase Park Plaza Hotel, LLC and Bank of America, N.A. effective March 15, 2011 (previously filed in and incorporated by reference to Form 10-Q filed on May 16, 2011)
10.5	Sixth Loan Modification and Extension Agreement between The Private Residences, LLC and Bank of America, N.A. effective March 15, 2011 (previously filed in and incorporated by reference to Form 10-Q filed on May 16, 2011)
10.6	Promissory Note dated March 30, 2011 between the Registrant and Behringer Harvard Holdings, LLC (previously filed in and incorporated by reference to Exhibit 10.6 to Form 10-K filed on March 31, 2011)
10.7	Pledge and Security Agreement dated March 30, 2011 between the Registrant and Behringer Harvard Holdings, LLC (previously filed in and incorporated by reference to Exhibit 10.7 to Form 10-K filed on March 31, 2011)
10.8	Third Loan Modification and Extension Agreement between Chase Park Plaza Hotel, LLC and Bank of America, N.A. effective February 15, 2011 (previously filed in and incorporated by reference to Form 10-Q filed on May 16, 2011)
10.9	Fourth Loan Modification and Extension Agreement between The Private Residences, LLC and Bank of America, N.A. effective February 15, 2011 (previously filed in and incorporated by reference to Form 10-Q filed on May 16, 2011)
10.10	Second Amended and Restated Advisory Management Agreement by and between the Registrant and Behringer Harvard Opportunity Advisors I, LLC (previously filed in and incorporated by reference to Form 10-Q filed on May 16, 2011)

Exhibit Number	Description
10.11	Fifth Loan Amendment Agreement among BHFS I, LLC, BHFS II, LLC, BHFS III, LLC, and BHFS IV, LLC, as borrowers, and Bank of America, N.A. effective August 28, 2011 (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2011)
10.12*	Loan Agreement dated November 15, 2011 among Chase Park Plaza Hotel, LLC and The Private Residences, LLC, as borrowers, and PFP Holding Company II, LLC
10.13*	Guaranty dated November 15, 2011 by the Registrant in favor of PFP Holding Company II, LLC
10.14*	First Amendment to Second Amended and Restated Advisory Agreement dated December 20, 2011 by and between the Registrant and Behringer Harvard Opportunity Advisors I, LLC
21.1*	List of Subsidiaries
31.1*	Rule 13a-14(a)/15d-14(a) Certification
31.2*	Rule 13a-14(a)/15d-14(a) Certification
32.1*(1)	Section 1350 Certification
32.2*(1)	Section 1350 Certification
99.1	Third Amended and Restated Share Redemption Program (previously filed and incorporated by reference to Form 10-Q filed on November 13, 2009)
99.2*	Amended and Restated Policy for Estimation of Common Stock Value
101(2)	The following financial statements from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2011, filed on March 29, 2012, formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Loss, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements.

* filed or furnished herewith

(1) In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

(2) As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Michael J. O'Hanlon, certify that:

1. I have reviewed this annual report on Form 10-K of Behringer Harvard Opportunity REIT I, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated this 29th day of March, 2012.

/s/ Michael J. O'Hanlon

Michael J. O'Hanlon
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Andrew J. Bruce, certify that:

1. I have reviewed this annual report on Form 10-K of Behringer Harvard Opportunity REIT I, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated this 29th day of March, 2012.

/s/ Andrew J. Bruce

Andrew J. Bruce
Chief Financial Officer

Exhibit 32.1

SECTION 1350 CERTIFICATIONS

This Certificate is being delivered pursuant to the requirements of Section 1350 of Chapter 63 (Mail Fraud) of Title 18 (Crimes and Criminal Procedures) of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed for purposes of Section 18 of the Securities Act of 1934, as amended.

The undersigned, who is the Chief Executive Officer of Behringer Harvard Opportunity REIT I, Inc. (the "Company"), hereby certifies, to his knowledge:

The Annual Report on Form 10-K of the Company (the "Report"), which accompanies this Certificate, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated this 29th day of March, 2012.

/s/ Michael J. O'Hanlon

Michael J. O'Hanlon,
Chief Executive Officer

Exhibit 32.2

SECTION 1350 CERTIFICATIONS

This Certificate is being delivered pursuant to the requirements of Section 1350 of Chapter 63 (Mail Fraud) of Title 18 (Crimes and Criminal Procedures) of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed for purposes of Section 18 of the Securities Act of 1934, as amended.

The undersigned, who is the Chief Financial Officer of Behringer Harvard Opportunity REIT I, Inc. (the "Company"), hereby certifies, to his knowledge:

The Annual Report on Form 10-K of the Company (the "Report"), which accompanies this Certificate, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated this 29th day of March, 2012.

/s/ Andrew J. Bruce

Andrew J. Bruce,
Chief Financial Officer

ANNUAL REPORT DISCLOSURES REQUIRED BY CHARTER

Total Operating Expenses

In accordance with the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association, also known as the NASAA REIT Guidelines, our charter requires that we monitor our "total operating expenses" quarterly on a trailing twelve-month basis and report to our stockholders annually our total operating expenses stated as a percentage of "average invested assets" and "net income." For the year ended December 31, 2011, our total operating expenses stated as a percentage of average invested assets and net income was 1.36% and 171.9%, respectively.

Cost of Raising Capital

In accordance with the NASAA REIT Guidelines, our charter requires that we report to our stockholders annually the ratio of costs of raising capital during the year to the capital raised. For the year ended December 31, 2011, we raised total capital of approximately $0.9 million in equity capital through our distribution reinvestment plan. We incurred no costs in connection with raising this capital.

REPORT OF INDEPENDENT DIRECTORS

As Independent Directors of Behringer Harvard Opportunity REIT I, Inc. (the "Company"), we have reviewed the policies being followed by the Company and believe they are in the best interests of its stockholders. These policies include policies with respect to investments, borrowings, dispositions, and distributions.

Investment Policies. The Company has primarily invested in quality commercial properties, such as office, retail, multifamily, industrial, hospitality, and recreation and leisure properties that have been identified as opportunistic investments with significant possibilities for capital appreciation. These properties were identified as such because of their property specific characteristics or their market characteristics. The Company intends to hold the real properties in which it has invested until such time as sale or other disposition appears advantageous to achieve the Company's investment objectives or until it appears that such objectives will not be met. Economic or market conditions may influence the Company to hold its investments for different periods of time. The Company believes that a portfolio consisting of a majority of these types of properties enhances liquidity opportunities for investors by making the sale of individual properties, multiple properties or the investment portfolio as a whole attractive to institutional investors.

The Company's real estate investments are held in fee title or a long-term leasehold estate through Behringer Harvard OP I or indirectly through limited liability companies or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with the developers of the properties, affiliates of Behringer Opportunity Advisors I or other persons.

Borrowing Policies. There is no limitation on the amount the Company may invest in any single property or other asset or on the amount it can borrow for the purchase of any individual property or other investment. Under the Company's charter, the maximum amount of indebtedness shall not exceed 300% of the Company's "net assets" (as defined by the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association on May 7, 2007) as of the date of any borrowing; however, the Company may exceed that limit if approved by a majority of the board of directors. In addition to the charter limitation and indebtedness target, the board has adopted a policy to limit the Company's aggregate borrowings to approximately 75% of the aggregate value of the Company's assets, unless substantial justification exists that borrowing a greater amount is in the Company's best interests. The policy limitation, however, does not apply to individual real estate assets. As a result, the Company may borrow more than 75% of the contract purchase price of a particular real estate asset it has acquired, to the extent the board of directors determines that borrowing these amounts is reasonable. The board of directors reviews the Company's aggregate borrowings at least quarterly. The Company believes that these borrowing limitations reduce risk of loss and are in the best interests of the Company's stockholders.

Disposition Policies. As each of the Company's investments reaches what the Company believes to be the asset's optimum value during the expected life of the program, the Company will consider disposing of the investment and may do so for the purpose of distributing the net sale proceeds to its stockholders, investing the proceeds in other assets that it believes may produce a higher overall future return to the Company's investors or satisfying obligations of the Company. The Company anticipates that any such investment disposition typically would occur during the period from three to six years after termination of the Company's initial public primary offering. Economic or market conditions may, however, result in different holding periods. A property may be sold before the end of the expected holding period if, in the judgment of the Company's advisor, the value of the property might decline substantially, an opportunity has arisen to improve other properties, the Company can increase cash flow through the disposition of the property or the sale of the property is in the best interests of the Company and its stockholders.

Distribution Policies. Distributions are authorized at the discretion of the board of directors, based on the Company's analysis of earnings, cash flow, anticipated cash flow, capital expenditure requirements, cash on hand, and general financial condition. The board's discretion will be influenced, in substantial part, by its obligation to cause the Company to comply with the REIT requirements. Because the Company receives income from interest or rents at various times during the fiscal year, distributions may not reflect the Company's income earned in that particular distribution period, but may be paid in anticipation of cash flow that the Company expects to receive during a later period or of receiving funds in an attempt to make distributions relatively uniform. Moreover, distributions may exceed (as they have to date) net cash flow from operating activities and asset sales if the board believes that the distributions will be covered by future net cash flow. Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond the Company's control, and a change in any one factor could adversely affect the Company's ability to pay future distributions. There can be no assurance that the Company will be able to achieve expected cash flows necessary to continue to pay distributions at any particular level or at all. As the Company continues its objective of enhancing and repositioning its assets to create value, it has begun its disposition phase. In connection with entering the disposition phase, the board of directors has determined to cease regular quarterly distributions in favor of those that may arise from proceeds available to be distributed from the sale of assets.

Related-Party Transactions. We have reviewed the material transactions between the Company and the Company's advisor and its affiliates during 2011 as outlined in Note 14 to the Consolidated Financial Statements. In our opinion, the related-party transactions are fair and reasonable to the Company and its stockholders.

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Officers and Directors

Our Management Team

Behringer Harvard is managed by a seasoned, cohesive team of real estate and investment professionals with expertise in deal structure, finance, acquisition, management, and disposition.

Board of Directors, Executive Officers, and Other Key Personnel

Robert M. Behringer
Chairman of the Board of Directors

Robert S. Aisner
Vice Chairman of the Board of Directors

Barbara C. Bufkin
Independent Director
Executive Vice President
Argo Group International Holdings, Ltd.

Terry L. Gage
Independent Director
Independent Consultant

Steven J. Kaplan
Independent Director
Attorney and Independent Consultant

Michael J. O'Hanlon
Chief Executive Officer and President

Andrew J. Bruce
Chief Financial Officer

Lisa Ross
Treasurer

M. Jason Mattox
Executive Vice President

Michael D. Cohen
Executive Vice President

Terri Warren Reynolds
Senior Vice President–Legal,
General Counsel and Secretary

James D. Fant
Senior Vice President–Real Estate
Behringer Harvard Opportunity
Advisors I, LLC

Albert J. Palamara
Senior Vice President–Portfolio Manager
Behringer Harvard Opportunity
Advisors I, LLC



E-Communications

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Safe Harbor

This report contains forward-looking statements. Please refer to the enclosed Annual Report on Form 10-K for additional information and qualifications regarding forward-looking statements.

BEHRINGERHARVARD

15601 Dallas Parkway, Suite 600
Addison, TX 75001
866.655.3600
behringerharvard.com

Investor Information

For additional information about
Behringer Harvard and its real estate programs,
please contact us at 866.655.3650

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Dallas, Texas 75201

Registrar & Transfer Agent

DST Systems, Inc.
333 W. 7th Street
Kansas City, Missouri 64105

Date Published 05/12 • IN

1190-1